Cenveo®

2011 ANNUAL REPORT


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ENVELOPES

As the world's leading envelope manufacturer, and strengthened by our 2011 acquisition of MeadWestvaco's Envelope Product Group, Cenveo's expertise and wide range of products help promote your brand, increase response rates, reduce costs and drive your ROI.


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SPECIALTY PACKAGING

Cenveo's market-driven packaging solutions include structural design, engineering and prototyping, with global color calibration throughout our international locations to ensure consistent quality and brand management.

COMMERCIAL PRINT

Powered by an integrated network of offset and digital print facilities strategically located throughout North America, Cenveo delivers high-quality products and targeted communications where and when you need it.

CONTENT SOLUTIONS

One of the world's largest and most knowledgeable providers of content management and production services, Cenveo offers a global production platform providing composition, copy editing, layout, eLearning, mobile delivery and eBook/ePublishing solutions to professional publishers, not-for-profit associations and corporations.

Cenveo, Inc., headquartered in Stamford, Connecticut, is a leader in the management and distribution of print and related products and solutions. The Company provides its customers with low-cost alternatives within its core businesses of labels, specialty packaging, commercial print, content solutions, and envelopes; supplying one-stop solutions from design through fulfillment. Cenveo delivers value every day for its customers through a network of content management, production, fulfillment and distribution facilities across the globe.

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LABELS

Cenveo is a leading supplier of printed labels to North America's top pharmaceutical, food and beverage, consumer products, logistics and retail companies. Every year, our diverse label brand platform sells to more than 40,000 customers through our direct and resale channels and processes hundreds of thousands of orders — from full-body shrink sleeves and tamper-evident seals to pressure-sensitive labels.


OUR
FOCUS
LABELS
SPECIALTY PACKAGING,
COMMERCIAL PRINT &
CONTENT SOLUTIONS
ENVELOPES



TOUGHNESS REWARDED

YES, THE ECONOMIC DOWNTURN WAS TOUGH, BUT CENVEO WAS TOUGHER. BY STAYING LEAN, AGGRESSIVE AND FOCUSED ON POSITIVE PERFORMANCE, OUR TOUGHNESS WAS REWARDED IN 2011. WE RODE OUT THE RECESSION AND ARE NOW POISED TO CAPITALIZE ON THE RECOVERY. RELYING ON THE EXPERIENCE OF OUR SEASONED MANAGEMENT TEAM AND DIVERSE PRODUCT OFFERINGS, WE WILL CONTINUE TO DELIVER ON OUR PROMISE OF GROWTH IN 2012 AND BEYOND.



MESSAGE TO OUR SHAREHOLDERS

ROBERT G. BURTON, SR. / CHAIRMAN AND / CHIEF EXECUTIVE OFFICER

It has now been over six years since I became Cenveo's Chairman and Chief Executive Officer on September 12, 2005. As the captain of the Cenveo team, I have led the company's transformation from a mostly envelope manufacturer and commercial printer into a highly diversified company that is uniquely positioned to thrive going forward. It is also important to note that during the same period, we have lived through the greatest economic downturn our nation has seen in generations. I have called this downturn a "mini depression." This economic downturn, combined with continued advancements in technology, has altered parts of the printing industry forever. In the face of such change, many of our competitors have not survived. Long-time printers have fallen victim to a changing marketplace. But not Cenveo.

During this time, every one of us at Cenveo was committed to weathering the economic headwinds and to keeping up with changing technologies and business processes. We knew that 2011 would be a turnaround year for Cenveo. We called it "the year of no excuses." Throughout the year, we kept our focus by employing our proven successful strategy, by investing in our people, technology, products, services and brands in order to position ourselves for sustainable revenue growth, while continuing to improve profitability and operating cash flow.

Looking back at our company's performance last year, I am proud of our people and their accomplishments in the face of the most difficult, lasting economic downturn in our lifetimes. In 2009 when the going got tough, our people got tougher. In 2010, we did not relent; our resolve remained strong, and we stayed tough. In 2011, that toughness was rewarded. We met our goal of $235 million of adjusted EBITDA. We paid down debt and made strategic acquisitions. We increased our revenues and margins and grew cash flow.

Here are a few highlights that were key to Cenveo's success last year...

FROM ACQUISITION TO INTEGRATION

It was among the most significant acquisitions that Cenveo has ever made. In 2011, we finalized our purchase of MeadWestvaco's Envelope Product Group (EPG), a recognized leader in the direct mail and office products markets. In a game changer for the envelope market, this acquisition instantly made Cenveo the world's largest and most innovative envelope company. The EPG acquisition enabled us to significantly improve our cost structure via geographic facility overlap, economies of scale, and waste and productivity improvements.

However, as any acquiring company will tell you, purchasing an entity is one thing, but seamlessly integrating its facilities, personnel and operations into your own is quite another. When you're talking about a $250-million industry leader with a large geographic footprint and diverse product offering, integrating it with an even larger company represents an immense challenge.

The merger meant that 2011 would be a year of heavy lifting to make sure the marriage works. We are pleased with our integration efforts. We have achieved all our goals both operational and financial, and we believe that we are well positioned for success in 2012 and beyond.

STRENGTHENING THE BALANCE SHEET

In a world where sovereign debt crises are common front-page news and the aftertaste of the Lehman Brothers collapse still remains, we focused our efforts in 2011 to continue to strengthen our balance sheet. Besides continuing to use our strong cash flow from operations to pay down debt, we looked to other areas that could accelerate our ability to deleverage.

During 2011 we implemented a working capital initiative, looking to deliver over $40 million of incremental cash flow by the end of 2012. We focused primarily on inventory levels, rolling out a company-wide inventory reduction program that incentivized our managers to find ways to better manage levels. This focus paid off handsomely, as we were able to reduce our inventory by over $25 million by the end of the year. I believe that we will enjoy more success in 2012 as we focus on other areas to generate cash flow.

During the fourth quarter, we also took advantage of weak capital markets by using our cash flow to buy back debt at a discount. By amending our credit facility and buying our debt opportunistically, we eliminated $4 million of debt.

The focus on cash flow has begun to deliver results. During the fourth quarter alone, we paid off more than $41 million of debt, excluding proceeds from divestitures. We will continue to focus our efforts on cash flow on a daily basis, as it remains a central part of our longer-term goal to lower our leverage to 4.0x by the end of 2013.

Another way we brought in additional cash was to divest non-core businesses that were not central to our long-term growth plans. In January 2012, we announced the sale of our Forms and Business Documents Group — including the Printegra and PrintXcel brands — to Texas-based Ennis, Inc., a manufacturer of printed business products and apparel. This divestiture allows Cenveo to focus on our core operations, including labels, specialty packaging, content solutions, envelopes and print solutions.

POSITIONED FOR GROWTH

We continue to invest and expand our business in the industry's most enduring categories and growth areas. They are:

Labels. As an industry leader in labels, we are uniquely positioned to serve our customers, given our diverse platform that services ultra-short-run custom products to longer-run shipping and pharmaceutical labels. "Enduring" is an apt term for our labels business. There is no substitute for a label. Every food, beverage and pharmaceutical product has a label on it, and that is simply not going to change anytime soon. Labels serve to inform consumers of a package's contents, differentiate that product on the retail shelf, and share a message. The label business is as strong as it's ever been — and so is Cenveo's commitment to it.

Specialty packaging. As long as there are retail stores, there will be a battle for the prized possession known as shelf space. Marketers continue to depend on unique packaging to win that battle. Cenveo's rare ability to provide



GROWTH REWARDED

The bridge between today's success and tomorrow's?
Strategic acquisitions allowed us to expand into high-growth product areas.



EFFICIENCY REWARDED

We continued our ongoing battle against waste, removing cost from our operations and passing the savings on to our customers.

high-quality printing integrated with the unique designs of today's most visible products, sets us apart from the competition. With our acquisition of Gilbreth Packaging Solutions, we've entered into a notable growth area within the packaging space: "full body shrink sleeves" that, unlike traditional cut-stack labels, wholly envelop a package to convey premium-level product positioning. In a market that is expanding at 8% per year, Cenveo will continue to be a major player in the packaging category.

Content solutions. Gone are the days when the only way to distribute content was through a printing press. Much of today's communication is disseminated directly to consumers' laptops, tablets and smart phones. The enabling process to make that happen is content solutions — formatting and designing raw content for distribution, both printed and digitally. We are "all in" on this business, evidenced by last year's acquisition of Glyph International, with operations and 550 employees worldwide. Glyph provides a perfect complement to our Publisher Services business, with full-suite content production from design, editorial and composition through project management. In August 2011, we also acquired a firm specializing in educational content solutions. Given the market trends, this is a truly exciting growth area for us. While content solutions represents about 5% of revenue today, we expect that to increase in the near future.

Direct mail. Look in your mailbox. Direct mail just isn't going away. In fact, in a world where personal communications have become increasingly electronic, direct mail comprises a greater and greater share of the mailbox. One key reason is the growing importance of one-to-one interactive marketing and its role in effectively engaging millions of prospective customers on a personal level. Direct mail continues to deliver value for marketers, as evidenced by the growth rates of 10% we saw last year. Our acquisition of EPG only added more capabilities to our product offerings and firmly enhanced our leading market share in this space.

LASTING BEDROCK STRATEGIES

As the business landscape evolves at a rapid pace, Cenveo adapts and evolves along with it. At the same time, though, we remain true to four proven successful bedrock strategies:

1. Invest and acquire in growth areas

Relying on a single product line or on yesterday's solutions is a recipe for disaster. That is why we are always striving to stay one step ahead of the industry trend curve. Our EPG, Nesbitt and Gilbreth acquisitions serve as proof positive of how we are growing by acquiring leaders in today's, and tomorrow's, hottest product areas. We will continue to employ this strategy, acting on value-play buying opportunities that strengthen our business platform and increase market share.

2. Build a quality team

A hallmark of the Cenveo team is stability, with little turnover. Our team today is largely the same battle-tested group that has braved the last few stormy years. Their expertise, experience and fortitude allowed us to not only survive, but thrive, and achieve the results we did in 2011. Without a doubt, I feel our senior management team is the best in the industry.

All our employees are committed to making Cenveo the industry leader. Our senior field management team is the best I have worked with during the past 20+ years. That team is led by Harry Vinson and Mike Burton, who have worked with me for the majority of their business careers and who work together very well in our cross-selling efforts. Our employees are financially aligned with shareholders, as our senior management purchases Cenveo stock on a monthly basis. The largest shareholder of Cenveo stock is the Burton family, which owns approximately 10% of the outstanding stock and continues to purchase additional shares in the open market. Since the beginning of last year, I purchased $1,751,040 of Cenveo stock.

3. Obsess about costs

In today's business environment, dimes, nickels and pennies add up. We are never shy about looking between the sofa cushions to find a way to gain a competitive cost advantage. Improving margins is a way of life at Cenveo. We continue to remove cost from our operations and pass the savings on to our customers. As we continue to grow — both organically and by strategic acquisitions — we leverage our size to negotiate aggressive contracts with our suppliers. After all, a growing $2 billion company carries a lot of pricing power.

4. Hold ourselves accountable

In 2011, "the year of no excuses" was no empty slogan. It was a way of life at Cenveo. We held our employees to exceptionally high standards of accountability, customer service, and bottom-line performance. Those who met these standards were compensated and their toughness rewarded.

In 2005, my team and I began to transform Cenveo into a market leader in the niche areas we serve today. In 2012, demand has returned and supply stabilized. Margins have improved. Cash flow is strong. Our debt load has been reduced. And the results of our hard work are evident in the form of a stronger balance sheet. Now, as we look forward to 2012 and beyond, it's time to keep that momentum going, and to grow in the strategic areas we've identified.

As you know, each year we distribute our Cenveo-themed footballs to motivate our employees. Last year was the "year of no excuses." For 2012, we will focus our theme on winning new customers because "winning is something we do all the time" at Cenveo.

On behalf of our Board of Directors, management team and employees worldwide, we look forward to making the most of the opportunities that lie ahead and strive to create significant future value for our owners, the shareholders.

Robert G. Burton, Sr.
Shareholder
Chairman and Chief Executive Officer



[FORTITUDE REWARDED]

When the cold economic winds blew, our experienced team weathered the storm, allowing us to not only survive, but thrive.



ACCOUNTABILITY REWARDED

In "the year of no excuses," our employees consistently hit the bull's eye in accountability, service and performance.



ROBERT G. BURTON, SR.

Chairman of the Board and
Chief Executive Officer of Cenveo
(1)



LEONARD C. GREEN

Managing Partner of The Green Group
(1, 2, 3, 4)



DR. MARK J. GRIFFIN

Former Headmaster and Founder
of the Eagle Hill School
(1, 2, 3, 4)



ROBERT B. OBERNIER

Chairman of Horizon Paper Company
(1, 2, 3, 4)



GERALD S. ARMSTRONG

Managing Director of
Arena Capital Partners, LLC
(1, 2, 3, 4)

BOARD OF DIRECTORS

BOARD OF COMMITTEES:

(1) Executive Committee

(2) Nominating & Governance Committee

(3) Compensation Committee

(4) Audit Committee

The following table sets forth our selected financial and operating data for the years ended December 31, 2011, January 1, 2011, January 2, 2010, January 3, 2009 and December 29, 2007, which we refer to as the years ended 2011, 2010, 2009, 2008 and 2007, respectively.

The following consolidated selected financial data has been derived from, and should be read in conjunction with, the related consolidated financial statements, either elsewhere in this report or in reports we have previously filed with the SEC.

			Years Ended		
(in thousands, except per share data)	**2011**	2010	2009	2008	2007
Statement of Operations:					
Net sales	**$1,909,187**	$1,708,529	$1,614,596	$1,982,884	$1,924,519
Restructuring, impairment and other charges	**17,812**	226,150[2]	68,034	399,066[4]	40,086
Operating income (loss)	**117,760**	(117,944)[2]	17,150	(241,361)[4]	123,546
(Gain) loss on early extinguishment of debt	**(4,011)**	9,592	(16,917)	(14,642)	9,256
Income (loss) from continuing operations	**(1,028)**	(197,698)[3]	(49,036)	(307,859)[5]	15,504
Income (loss) from discontinued operations, net of taxes	**(7,537)[1]**	11,321	18,097	9,832	25,277[6]
Net income (loss)	**(8,565)**	(186,377)[3]	(30,939)	(298,027)[5]	40,781[6]
Income (loss) per share from continuing operations:					
Basic	**(0.02)**	(3.17)	(0.86)	(5.71)	0.28
Diluted	**(0.02)**	(3.17)	(0.86)	(5.71)	0.28
Income (loss) per share from discontinued operations:					
Basic	**(0.12)**	0.18	0.32	0.18	0.48
Diluted	**(0.12)**	0.18	0.32	0.18	0.47
Net income (loss) per share:					
Basic	**(0.14)**	(2.99)	(0.54)	(5.53)	0.76
Diluted	**(0.14)**	(2.99)	(0.54)	(5.53)	0.75
Balance Sheet data:					
Total assets	**$1,385,588**	$1,406,911	$1,530,723	$1,552,114	$2,002,722
Total long-term debt, including current maturities	**1,246,343**	1,294,003	1,233,917	1,306,355	1,444,637

(1) Includes $13.5 million allocated goodwill impairment charges.

(2) Includes $181.4 million pre-tax goodwill and other long-lived asset impairment charges.

(3) Includes $157.3 million goodwill and other long-lived asset impairment charges, net of tax benefit of $24.1 million.

(4) Includes $372.8 million pre-tax goodwill impairment charges.

(5) Includes $330.7 million goodwill impairment charges, net of tax benefit of $42.1 million.

(6) Includes a $17.0 million gain on a disposal of discontinued operations, net of taxes of $8.4 million.

This Management's Discussion and Analysis of Financial Condition and Results of Operations, which we refer to as MD&A, of Cenveo, Inc. and its subsidiaries, which we refer to as Cenveo, should be read in conjunction with our consolidated financial statements included in this Annual Report. Certain statements in this report constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made or continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements generally can be identified by the use of terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" and similar expressions, or as other statements that do not relate solely to historical facts. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict or quantify. Management believes these statements to be reasonable when made. However, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In view of such uncertainties, investors should not place undue reliance on our forward-looking statements.

Such forward-looking statements involve known and unknown risks, including, but not limited to, changes in general economic, business and labor conditions.

Introduction and Executive Overview

We are one of the largest diversified printing companies in North America, according to the December 2011 Printing Impressions 400 report. We operate a global network of strategically located manufacturing facilities, serving a diverse base of over 100,000 customers. The United States printing industry is highly fragmented, with a broad range of sectors, including commercial printing and envelope converting and labels manufacturing, among others. We believe the printing industry has excess capacity and will continue to be highly competitive.

Our business strategy has been and continues to be focused on pursuing strategic acquisitions, improving our cost structure, providing a diverse quality product offering portfolio to our customers and maintaining reasonable levels of financial flexibility. We believe this strategy has allowed us to diversify our revenue base, maintain our low cost producer focus and deliver quality product offerings to our customers.

We continue to selectively review acquisition opportunities that will allow us to grow in niche markets, broaden our product offerings and increase our economies of scale. Our acquisition strategy is focused on product expansion into highly complimentary niche businesses or expanding our presence in the current markets in which we operate today. Over the past six years we have completed fourteen acquisitions that either provided us entry into new highly complementary print related markets or expanded our existing print or envelope manufacturing platform. We believe our focused approach to acquisitions should allow us to grow at a faster pace than the broader commercial printing industry. We intend to continue practicing our acquisition disciplines and pursuing opportunities that allow for greater expected profitability and cash flows or improved operating efficiencies.

We believe that our manufacturing platform, strategically located facilities and our industry experienced management team enables us to continuously seek improvements to our operating margins. We continue to pursue cost savings measures in an effort to align our cost structure with our anticipated revenues and mitigate the impact of pricing pressures. We work closely with our vendors with a focus on supply chain enhancements that lower our input costs and improve our operating margins. Our acquisitions along with our cost savings and restructuring plans have allowed us to mitigate the need for significant capital expenditures by realigning our most efficient equipment throughout our manufacturing platform while maintaining a reasonable level of financial flexibility during the extended economic uncertainty. Our continued approach to review our cost structure could require additional plant closures, consolidations and employee headcount reductions throughout our operating platform.

Our broad portfolio of products includes envelope converting, commercial printing, labels manufacturing, content management and specialty packaging. Many of our customers focus on price as a key decision driver. We believe that given the extended economic uncertainty, our customers will continue to focus on price. In addition, certain of our key customers have recently provided us the opportunity to become a single source supplier for all of their printed product needs. This trend benefits our customers as they seek to leverage their buying power and helps us improve operating efficiencies in our plants with increased throughput in multiple product lines via a single customer relationship.

Our financial flexibility depends heavily on our ability to maintain relationships with existing customers, attract new financially viable customers and maximize our operating profits, all of which are vital to our ability to service our current debt level. Our level of indebtedness, which requires significant principal and interest payments, could potentially impact our ability to reinvest cash flows from operations into our business via capital expenditures or niche acquisitions. We therefore closely monitor working capital, including the credit we extend to and the collections we receive from customers as well as inventory levels and vendor pricing, while continuously seeking out pricing and manufacturing improvements to increase our cash flow.

2012 Outlook

We believe that the mild recovery we experienced in 2011 from the economic downturn will continue in 2012. We believe our efforts to reduce our operating cost structure, which we began implementing at the beginning of the economic downturn, allowed us to mitigate significant impacts to our operating performance and to our business over the past three years. The envelope and print industries are highly competitive and significantly fragmented. We believe these factors combined with a slow general economic recovery will continue to impact our results of operations due to open capacity and pricing pressures.

During 2012, we plan to continue our focus on reducing our debt leverage levels. During the third quarter of 2011, we began a plan to reduce our debt leverage levels to targeted levels through 2013. This plan will require us to continue to focus on all significant cash inflows and outflows throughout our desired timeline while also focusing on reducing our cash conversion cycle and improving our cash flows from operations by enhancing our inventory management and billing and collection processes. We believe that we can achieve significant cash flow from operations improvements as we implement this plan over our targeted timeline. As a result of this plan and our production process during the back half of 2011, we reduced our consolidated inventories in excess of $25.0 million. We believe that we will be able to continue to reduce our inventories to desired levels throughout 2012 as well. In addition, we believe that certain enhancements we have made and are considering making to our billing and collection process will further increase our cash flows from operations throughout 2012.

During 2012, we plan to complete our integration of EPG into our manufacturing platform. We expect that this acquisition will allow us to gain incremental manufacturing efficiencies from the manufacturing equipment we acquired with the acquisition as well as the geographic overlap of facilities.

In December 2013, our 7⅞% senior subordinated notes due 2013, which we refer to as 7⅞% Notes, are due. In 2012, we will continue to monitor the high yield bond market to evaluate the best time to refinance the 7⅞% Notes. We may also consider refinancing our other bond indentures should we elect to enter the bond market for a refinancing opportunity on the 7⅞% Notes. In the meantime, on October 28, 2011, we completed an amendment, which we refer to as the 2011 Amendment, of our $150 million revolving credit facility due 2014, which we refer to as our 2010 Revolving Credit Facility and a $380 million term loan due 2016, which we refer to as the Term Loan B, which collectively with the 2010 Revolving Credit Facility we refer to as the 2010 Credit Facilities. The 2011 Amendment allows us to repurchase up to $30 million of our outstanding notes, subject to a maximum leverage ratio and the satisfaction of certain other conditions. Furthermore, in February of 2012, we amended our 2010 Credit Facility, to increase our restricted dispositions basket in order to divest our documents and forms business, which we refer to as the 2012 Amendment. The amendment required that 25% of net proceeds be used to repay our Term Loan B and requires that the remaining amount be used to reinvest in the business. Further, the amendment allows us to repay junior debt in an amount equal to 75% of the net proceeds. We will continue to repurchase these bonds in the open market or privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Since the 2011 and 2012 Amendments, we have repurchased $25.2 million of our 7⅞% Notes, $9.0 million of our 8⅜% senior subordinated notes, due 2014, which we refer to as 8⅜% Notes and $5.0 million of the 10 ½% senior unsecured notes due 2016, which we refer to as the 10½% Notes, and retired them for $21.1 million, $7.0 million and $4.9 million, respectively. Additionally, we repaid $9.5 million of the Term Loan B in connection with the 2012 Amendment.

Acquisitions

In August of 2011, we completed the acquisition of Nesbitt. Nesbitt is a niche content management business that focuses on high end book content development and project management offerings and was acquired to further enhance our content management operations. Additionally, we expect that Nesbitt will enable us to provide additional cross-selling opportunities to our existing customer base. We believe that the integration efforts related to Nesbitt are minimal and we expect to be completed with those efforts in early 2012.

In February of 2011, we acquired the assets of EPG. EPG manufactures and distributes envelope products for the billing, financial, direct mail and office products markets. We believe EPG will further strengthen our existing envelope operations and will provide for manufacturing efficiencies given EPG's unique asset base and geographic overlap of facilities that exists between EPG and our existing envelope operations. During 2011, we completed the closure and consolidation of three EPG plants into our existing operations and reduced headcount for duplicative functions. We recently completed a significant milestone in the integration of EPG into our existing information technology infrastructure and operational and financial systems and terminated our transition services arrangement. EPG is no longer on their legacy infrastructure or operational and financial systems. As a result, we have improved our visibility to work being performed within our legacy envelope and EPG manufacturing platforms, which provides us with the opportunity to produce work more profitably and with increased customer satisfaction. Further, we believe the integration of EPG will continue to occur into 2012 and may include additional plant closures and consolidations as well as additional headcount reductions for duplicative functions.

In November of 2010, we completed the acquisition of Gilbreth. Gilbreth utilizes specialized printing technologies as a manufacturer and marketer of full body shrink sleeves and tamper evident neck bands. We believe the acquisition of Gilbreth will allow us to internally produce product that we historically had to purchase from an outsourced partner. Additionally, we expect that Gilbreth will enable us to provide additional cross-selling opportunities to our existing customer base. We have completed our integration efforts related to Gilbreth.

In May of 2010, we completed the acquisition of Glyph, which we believe will enhance our content management operations. We completed our integration of Glyph in 2011.

In February of 2010, we completed the acquisition of Clixx. Clixx has provided our Canadian print operations with end-of-production capabilities that were previously unavailable to those operations.

Collectively, we refer to Nesbitt and EPG as the 2011 Acquisitions and Gilbreth, Glyph and Clixx as the 2010 Acquisitions.

Discontinued Operations

In 2011, we began exploring our opportunities to divest certain non-strategic or underperforming businesses within our manufacturing platform. As a result, in the fourth quarter of 2011, the financial results of our documents and forms business as well as our wide-format papers business have been accounted for as discontinued operations, which we refer to collectively as the Discontinued Operations, resulting in our historical consolidated balance sheets, statement of operations and statement of cash flows being reclassified to reflect these discontinued operations separately from our continuing operations.

In January of 2012, we completed the sale of our wide-format papers business and received proceeds of $4.6 million. In February of 2012, we completed the sale of our documents and forms business and received proceeds of $36 million, which excludes an additional $4.0 million that is being held in escrow for a period of time subject to terms of the sale agreement.

Goodwill and Intangible Asset Impairments

In the fourth quarter of 2011, we recorded allocated non-cash goodwill impairment charges of $13.5 million related to the Discontinued Operations. These charges were due to our carrying value of the assets, including allocated goodwill and intangible assets, of the Discontinued Operations being in excess of the fair value we received from divesting these businesses.

During the third quarter of 2010, given the continued economic uncertainty that remained in the United States and global economies and revisions to our forecasted operating results, primarily in our Publisher Services Group, which is part of the commercial printing segment and which we refer to as our PSG reporting unit, we believed that there were sufficient indicators that would require us to perform an interim goodwill and long-lived asset impairment analysis as of October 2, 2010.

As a result of our goodwill and long-lived asset impairment analysis, we recorded non-cash impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related to customer relationships within our PSG reporting unit. We believe that these charges primarily resulted from reductions in the estimated fair value of this reporting unit due to: (i) higher discount rates applied to lower estimated future cash flows as compared to our prior year analysis and (ii) continued economic uncertainty, which has increased customer cost awareness resulting in continued price pressures, lower page counts, and a shift from historical web and sheet-fed print products to lower cost digital print products.

Consolidated Operating Results

This MD&A includes an overview of our consolidated results of operations for 2011, 2010 and 2009 followed by a discussion of the results of each of our reportable segments for the same period. Our results of operations for the year ended 2011 include the operating results of the 2011 Acquisitions, subsequent to their respective acquisition dates. Our results of operations for the year ended 2010 include the operating results of the 2010 Acquisitions, subsequent to their respective acquisition dates. Our results of operations for the year ended 2009 include the operating results of Nashua subsequent to its acquisition date of September 15, 2009.

A summary of our consolidated statement of operations is presented below. The summary presents reported net sales and operating income (loss). See Segment Operations below for a summary of net sales and operating income (loss) of our operating segments that we use internally to assess our operating performance. Our reporting periods for 2011, 2010 and 2009 each consisted of 52 week periods, respectively, ending on the Saturday closest to the last day of the calendar month and ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively. We refer to such periods herein as (i) the year ended 2011, (ii) the year ended 2010, and (iii) the year ended 2009. All references to years and year-ends herein relate to fiscal years rather than calendar years.

		Years Ended	
(in thousands, except per share amount)	**2011**	2010	2009
Net sales	**$1,909,187**	$1,708,529	$1,614,596
Operating income (loss):			
Envelopes and labels	**$ 99,922**	$ 78,951	$ 62,162
Commercial printing	**60,991**	(159,176)	(6,397)
Corporate	**(43,153)**	(37,719)	(38,615)
Operating income (loss)	**117,760**	(117,944)	17,150
Gain on bargain purchase	**(11,720)**	—	—
Interest expense, net	**115,968**	121,037	106,063
(Gain) loss on early extinguishment of debt	**(4,011)**	9,592	(16,917)
Other expense (income), net	**9,074**	2,327	(1,367)
Income (loss) from continuing operations before income taxes	**8,449**	(250,900)	(70,629)
Income tax expense (benefit)	**9,477**	(53,202)	(21,593)
Loss from continuing operations	**(1,028)**	(197,698)	(49,036)
(Loss) income from discontinued operations, net of taxes	**(7,537)**	11,321	18,097
Net loss	**$ (8,565)**	$ (186,377)	$ (30,939)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (0.02)**	$ (3.17)	$ (0.86)
Discontinued operations	**(0.12)**	0.18	0.32
Net loss	**$ (0.14)**	$ (2.99)	$ (0.54)

Net Sales

Net sales for 2011 increased $200.7 million, as compared to 2010, due to increased sales from our envelopes and labels segment of $198.5 million and increased sales from our commercial printing segment of $2.2 million. The increased sales for our envelopes and labels segment primarily resulted from the integration of EPG into our operations, as EPG was not included in our operations during 2010. The increase in sales within our commercial printing segment was due to: (i) our 2010 acquisitions of Gilbreth, Glyph and Clixx, as they were not included in our operations for a full year in 2010, and (ii) the integration of Nesbitt into our operations, as Nesbitt was not included in our operations for 2010. These increases were offset by volume declines and changes in product mix. See Segment Operations below for a more detailed discussion of the primary factors for the changes in net sales by reportable segment.

Net sales for 2010 increased $93.9 million, as compared to 2009, due to increased sales from our envelopes and labels segment of $141.3 million, offset by lower sales from our commercial printing segment of $47.4 million. The increased sales for our envelopes and labels segment primarily resulted from the integration of Nashua into our operations, as Nashua was not included in our results for a full year during 2009. The decrease in sales within our commercial printing segment was due to volume declines, changes in product mix and lower material costs, primarily due to the extended economic uncertainty that we experienced during 2010, and lost sales resulting from plant closures as part of our restructuring plans. These decreases to our commercial printing segment were partially offset by sales from the 2010 Acquisitions, as the 2010 Acquisitions were not included in our operations in 2009. See Segment Operations below for a more detailed discussion of the primary factors for the changes in net sales by reportable segment.

Operating Income

Operating income in 2011, excluding the non-cash goodwill and other long-lived assets impairment charges of $181.4 million in our commercial print segment, increased $54.3 million, as compared to 2010. This increase was primarily due to higher operating income for our commercial printing segment of $38.7 million and our envelopes and labels segment of $21.0 million. These increases were primarily due to an increase in gross margins from: (i) the 2011 Acquisitions, as they were not included in our operations for 2010, (ii) the 2010 Acquisitions, as they were not included in our operations for a full year in 2010, and (iii) a decrease in restructuring and impairment charges resulting from cost savings initiatives taken to mitigate the general economic conditions. See Segment Operations below for a more detailed discussion of the primary factors for the changes in operating income by reportable segment.

Operating income in 2010, excluding the non-cash goodwill and other long-lived assets impairment charges of $181.4 million in our commercial print segment, increased $46.3 million, as compared to 2009. This increase was primarily due to higher operating income for our commercial printing segment of $28.6 million and our envelopes and labels segment of $16.8 million. These increases were primarily due to an increase in gross margins from the 2010 Acquisitions, as they were not included in our operations in 2009, and a decrease in restructuring and impairment charges resulting from cost savings initiatives taken to mitigate the general economic conditions. See Segment Operations below for a more detailed discussion of the primary factors for the changes in operating income by reportable segment.

Interest Expense. Interest expense decreased $5.1 million to $116.0 million in 2011, from $121.0 million in 2010. The decrease was primarily due to the redemption of higher cost interest rate swaps, partially offset by higher average outstanding debt balances primarily resulting from the EPG acquisition. Interest expense in 2011 reflected average outstanding debt of approximately $1.4 billion and a weighted average interest rate of 8.0%, as compared to average outstanding debt of $1.3 billion and a weighted average interest rate of 8.7% in 2010. We expect interest expense in 2012 will be lower than 2011 largely due to the redemption of our higher cost interest rate swap agreements and our lower outstanding debt as a result of our debt reduction initiative. However, if we are to refinance our 7⅞% Notes and, if feasible, certain other debt indentures during 2012, we may be subject to higher borrowing rates.

Interest expense increased $15.0 million to $121.0 million in 2010, from $106.1 million in 2009. The increase was primarily due to higher interest rates resulting from: (i) the April 2009 amendment, which we refer to as the 2009 Amendment, to our revolving credit facility due 2012, which we refer to as the 2006 Revolving Credit Facility, and our term loans and delayed-draw term loans due 2013, which we refer to as the Term Loans, which collectively with the 2006 Revolving Credit Facility we refer to as the Amended Credit Facilities, and (ii) the February 2010 refinancing, which we refer to as the 2010 Refinancing, that included an amendment to the Amended Credit Facilities, and the issuance of $400 million 8⅞% senior second lien notes due 2018, which we refer to as the 8⅞% Notes. Interest expense in 2010 reflected average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 8.7%, compared to the average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 7.7% in 2009.

(Gain) Loss on Early Extinguishment of Debt. During 2011, we repurchased $11.4 million of our 7⅞% Notes for $9.0 million plus accrued and unpaid interest and $7.0 million of our 8⅜% Notes, for $5.4 million plus accrued and unpaid interest. As a result, we recognized gains on early extinguishment of debt of $4.0 million.

During 2010, in connection with our Credit Facility Refinancing, in which we refinanced our Amended Credit Facilities with the 2010 Credit Facilities, we incurred a loss on early extinguishment of debt of $7.0 million of which $4.8 million related to fees paid to consenting lenders and $2.2 million related to the write-off of previously unamortized debt issuance costs. In connection with the 2010 Refinancing, we incurred a loss on early extinguishment of debt of $2.6 million of which $1.5 million related to fees paid to consenting lenders and $1.1 million related to the write-off of previously unamortized debt issuance costs.

In 2009, we recognized net gains on early extinguishment of debt of $16.9 million, comprising of gains of $21.9 million from the repurchase and retirement of principal amounts of $40.1 million of our 8⅜% Notes; $7.1 million of our 7⅞% Notes; and $5.0 million of our 10½% Notes. These gains were partially offset by the loss on early extinguishment of debt related to the 2009 Amendment of $5.0 million, of which $3.9 million related to fees paid to consenting lenders and $1.1 million related to the write-off of previously unamortized debt issuance costs.

Income Taxes		Years Ended	
(in thousands)	**2011**	2010	2009
Income tax expense (benefit) for U.S. operations	**$ 7,116**	$(54,579)	$(24,182)
Income tax expense (benefit) for foreign operations	**2,361**	1,377	2,589
Income tax expense (benefit)	**$ 9,477**	$(53,202)	$(21,593)
Effective income tax rate	**112.2%**	(21.2)%	(30.6)%

In 2011, we had an income tax expense of $9.5 million, which primarily related to income tax on our domestic operations as well as taxes related to non-deductible expenses mainly attributable to employee and stock compensation. Our effective tax rate during 2011 was higher than the federal statutory rate, primarily due to the non-deductibility for income tax purposes of certain employee and stock related compensation, partially offset by a release of valuation allowance for a portion of our state income tax loss carryforwards. We do not believe that it is reasonably possible that our unrecognized tax benefits will change significantly in the next twelve months.

We assess the recoverability of our deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, Income Taxes, record a valuation allowance against our deferred tax assets. We consider all positive and negative evidence in evaluating our ability to realize our net deferred tax assets, including our operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction by jurisdiction basis. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain of our deferred tax assets. We considered the fact that we have reported a cumulative loss in recent years, which generally provides negative evidence regarding the realizability of deferred tax assets. However, such cumulative losses mainly resulted from the goodwill impairment and restructuring related charges recorded over the last three years. A substantial majority of the goodwill impairment charges had no impact on taxable income as these charges primarily are non-deductible. We performed an analysis of the recoverability of our net deferred tax assets as of December 31, 2011. Deferred tax assets related to certain state net operating losses and foreign tax credit carryforwards did not reach the "more likely than not" realizability criteria and accordingly, were subject to a valuation allowance. During 2011, our valuation allowance was reduced by $2.6 million, consisting of a reduction related to our state net operating loss carryforwards. We analyzed the remaining net deferred tax assets using all positive and negative evidence to determine whether we met the "more likely than not" recognition criteria. We believe that such remaining net deferred tax assets were "more likely than not" realizable based primarily on the weight of positive evidence provided by our tax planning strategies and projected future taxable income, including restructuring related charges and our historical results of operations (excluding impairment charges related to non-deductible goodwill). However, in the circumstance that the financial projections are not achieved, our ability to realize these net deferred tax assets may be significantly impacted.

In 2010, we had an income tax benefit of $53.2 million, which primarily related to income tax benefits from our non-cash impairment charges related to goodwill and other long-lived assets and the reversal of liabilities for uncertain tax positions as well as taxes on our domestic operations. Our effective tax benefit rate during 2010 was lower than the federal statutory rate, primarily due to the non-deductibility for income tax purposes of the non-cash impairment charges related to goodwill and other long-lived assets.

In 2009, we had an income tax benefit of $21.6 million, which primarily relates to the tax benefit on our domestic operations. Our effective tax benefit rate in 2009 was lower than the federal statutory rate, primarily due to non-deductible expenses, offset in part by state tax benefits. The non-deductible expenses primarily relate to stock-based compensation expense resulting from a difference in tax deductions available to us based on the market price of our stock-based compensation at the time of exercise as compared to our recorded stock-based compensation expense. If we generated pre-tax income, this would cause our effective income tax rate to be higher than our statutory federal rate.

Income from Discontinued Operations, net of taxes. Discontinued Operations represents the results of operations, including tax effects of our Discontinued Operations. The results for 2011 include a non-cash allocated goodwill impairment charge of $13.5 million, which had no tax effect as it was non-deductible goodwill. There is no allocation of interest expense on our debt within our discontinued operations results.

Income from discontinued operations for 2010 also includes the reduction of our liability for uncertain tax positions of $4.4 million, net of deferred tax assets of $1.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Supremex Income Fund, which we refer to as the Fund.

Income from discontinued operations for 2009 primarily relates to the reduction of our liabilities for uncertain tax positions of $12.1 million, net of deferred tax assets of $2.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Fund.

Segment Operations

Our Chief Executive Officer monitors the performance of the ongoing operations of our two reportable segments. We assess performance based on net sales and operating income (loss).

Envelopes and Labels		Years Ended	
(in thousands)	**2011**	2010	2009
Segment net sales	**$1,059,170**	$860,672	$719,364
Segment operating income	**$ 99,922**	$ 78,951	$ 62,162
Operating income margin	**9.4%**	9.2%	8.6%
Items included in segment operating income:			
Restructuring and impairment charges	**$ 7,645**	$ 12,063	$ 17,405

Segment Net Sales

Segment net sales for our envelopes and labels segment increased $198.5 million, or 23.1%, in 2011, as compared to 2010. This increase was primarily due to: (i) sales generated from the integration of EPG into our operations, including the impact of work transitioned from our existing operations to EPG, as EPG was not included in our results in 2010, and (ii) higher sales of $32.6 million from price and product mix changes primarily from our financial institution envelope customers increasing their demand for direct mail products, as opposed to generic envelope products, as well as our ability to pass along price increases to our envelope and short-run labels customers, offset in part by product mix changes from our higher cost envelope office product offerings to our lower cost envelope office product offerings. These increases were offset in part by lower sales volumes of approximately $22.2 million, primarily from our long-run labels business due to lost sales from a plant closure in 2010 and our decision to exit certain low margin envelope and labels businesses.

Segment net sales for our envelopes and labels segment increased $141.3 million, or 19.6%, in 2010, as compared to 2009. This increase was primarily due to: (i) $138.4 million of sales generated from the integration of Nashua into our operations, including the impact of work transitioned from our existing operations to Nashua, as Nashua was not included in our results for a full year in 2009, and (ii) higher sales volumes of approximately $15.7 million due to increased unit volumes from our envelope customers, primarily our financial institution customers, offset in part by the loss of sales from three plant closures in 2009 and our decision to exit certain lower margin transactional business within our envelope operations. These increases were offset in part by lower sales of $12.8 million from price and product mix changes, primarily due to pricing pressures on our office products business as a result of the continued general economic conditions, which are being offset in part by our ability to pass along material price increases to our customers over time.

Segment Operating Income

Segment operating income for our envelopes and labels segment increased $21.0 million or 26.6% in 2011, as compared to 2010. This increase was primarily due to: (i) increased gross margins of $31.9 million primarily due to gross margins generated from EPG, as EPG was not included in our results in 2010, and lower fixed costs resulting from three envelope plant closures in 2011, and (ii) lower restructuring and impairment charges of $4.4 million. These increases were offset in part by higher selling, general and administrative expenses of $15.3 million primarily due to EPG, as EPG was not included in our results in 2010, partially offset by our cost savings initiatives.

Segment operating income for our envelopes and labels segment increased $16.8 million or 27.0% in 2010, as compared to 2009. This increase was primarily due to: (i) increased gross margins of $17.7 million primarily due to gross margins generated from Nashua, as Nashua was not included in our results for a full year in 2009, and lower fixed costs resulting from three envelope plant closures in 2009, and (ii) lower restructuring and impairment charges of $5.3 million. These increases were offset in part by: (i) higher selling, general and administrative expenses of $4.8 million primarily due to Nashua, as Nashua was not included in our results for a full year in 2009, partially offset by our cost savings initiatives, and (ii) higher amortization expense of $1.4 million, primarily due to amortizable intangible assets relating to Nashua, as Nashua was not included in our results for a full year in 2009.

Commercial Printing (in thousands)	Years Ended **2011**	2010	2009
Segment net sales	**$850,017**	$ 847,857	$895,232
Segment operating income (loss)	**$ 60,991**	$(159,176)	$ (6,397)
Operating income (loss) margin	**7.2%**	(18.8)%	(0.7)%
Items included in segment operating income:			
Restructuring and impairment charges	**$ 9,528**	$ 211,042	$ 48,744

Segment Net Sales

Segment net sales for our commercial printing segment increased $2.2 million, or 0.3%, in 2011, as compared to 2010. This increase was primarily due to: (i) $26.5 million of higher sales from our 2010 Acquisitions and Nesbitt, as the 2010 Acquisitions were not included for a full year of 2010 and Nesbitt was not included in our operations for 2010, and (ii) higher sales of $1.2 million from pricing and product mix changes related to our specialty packaging operations, offset by pricing pressures experienced in our STM journal business. These increases were substantially offset by lower sales volumes of $25.5 million primarily due to: (i) our specialty packaging operations due to our decision to exit certain low margin business, (ii) our digital business primarily due to lower customer demand, and (iii) our STM journal business due to continued declines in the circulation of journals and periodicals.

Segment net sales for our commercial printing segment decreased $47.4 million, or 5.3%, in 2010, as compared to 2009. This decrease was due to (i) lower sales volumes of $37.8 million primarily due to the extended general economic uncertainty impacting our STM journals business, the closure of four commercial printing facilities during 2009 and two facilities in 2010, and (ii) lower sales of $23.8 million from price and product mix changes, primarily due to the extended general economic uncertainty. These decreases were offset in part by: (i) $14.2 million of sales generated from the 2010 Acquisitions, as they were not included in our operations for 2009, and (ii) increased sales resulting from higher material costs being passed along to our customers.

Segment Operating Income (Loss)

Segment operating income for our commercial printing segment, excluding the non-cash goodwill and other long-lived assets impairment charges of $181.4 million, increased $38.7 million, or 174.2%, in 2011, as compared to 2010. This increase was primarily due to: (i) increased gross margins of $10.3 million primarily due to our lower cost structure as a result of cost savings initiatives taken in prior years and our 2010 Acquisitions, as the 2010 Acquisitions were not included in our results for the full year 2010, (ii) lower restructuring and impairment charges, excluding the 2010 non-cash goodwill and other long-lived impairment charges of $181.4 million, of $20.1 million, (iii) lower selling, general and administrative expenses of $8.0 million, resulting from our cost savings initiatives in prior years, offset in part by higher selling, general and administrative expenses from our 2010 Acquisitions, as the 2010 Acquisitions were not included in our results for the full year 2010, and (iv) lower amortization expense of $0.3 million.

Segment operating income (loss) for our commercial printing segment, excluding the 2010 non-cash goodwill and other long-lived impairment charges of $181.4 million, increased $28.6 million, or 447.8%, in 2010, as compared to 2009. This increase was due to: (i) lower restructuring and impairment charges, excluding the 2010 non-cash goodwill and other long-lived impairment charges of $181.4 million, of $19.1 million, (ii) increased gross margins of $7.1 million primarily due to the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results during 2009, and our cost savings initiatives, which were significantly offset by the loss of gross margins from four commercial printing facility closures in 2009 and two facility closures in 2010, and (iii) lower selling, general and administrative expenses of $2.4 million, resulting from our four commercial printing facility closures in 2009 and two plant closures in 2010, offset by the 2010 Acquisitions, as the 2010 Acquisitions were not included in our results during 2009.

Corporate Expenses. Corporate expenses include the costs of running our corporate headquarters. Corporate expenses were higher in 2011, as compared to 2010, primarily due to higher compensation related expenses and lower vendor related discounts, offset in part by lower restructuring and impairment charges from our cost savings initiatives. Corporate expenses were lower in 2010, as compared to 2009, primarily due to lower stock-based compensation and higher vendor related discounts, offset in part by higher restructuring and impairment charges from our cost savings initiatives.

Restructuring, Impairment and Other Charges. In addition to the other restructuring plans implemented by our segments below, we currently have one active and five residual cost savings, restructuring and integration plans: (i) the plan related to the integration of the EPG acquisition, which we refer to as the EPG Plan and (ii) the plans related to the integration of the Nashua Corporation and Glyph acquisitions, the 2009 Cost Savings and Restructuring Plan, the 2007 Cost Savings and Integration Plan and the 2005 Cost Savings and Restructuring Plan, which collectively we refer to as the Residual Plans.

Upon the completion of the EPG acquisition, we developed and implemented a plan to integrate EPG into existing envelope operations. Since the date of acquisition, activities related to the EPG Plan have included the closure and consolidation of three manufacturing facilities into our existing operations and the elimination of duplicative headcount. We anticipate that the integration of EPG will continue into 2012 and may include additional closure or consolidation of manufacturing facilities and further headcount reductions.

In 2011, our envelopes and labels and commercial printing segments have implemented further cost savings initiatives, which we refer to as Other Restructuring Plans, in order to provide enhanced customer service, centralize various back office functions or rationalize our businesses. These Other Restructuring Plans also include the realignment of certain manufacturing platforms, which has resulted in the closure and consolidation of two commercial printing plants into our existing operations. We believe that these initiatives were substantially complete at the end of 2011.

As a result of actions taken during 2011, including the EPG Plan, we reduced our headcount by approximately 700 employees.

As of the year ended 2011, our total restructuring liability was $29.3 million, of which $6.2 million is included in other current liabilities and $23.0 million is included in other liabilities in our consolidated balance sheet. Our multi-employer pension withdrawal liabilities are $22.5 million of our remaining restructuring liabilities. We believe these liabilities represent our best estimate of our withdrawal liabilities; however, we are exposed to significant risks and uncertainties arising from our participation in these multi-employer pension plans. While it is not possible to quantify the potential impact of our future actions or the future actions of other participating employers from the multi-employer pension plans for which we have exited, our best estimate may be significantly impacted in the future due to lower future contributions or increased withdrawals from other participating employers.

2011. During 2011, we incurred $17.8 million of restructuring and impairment charges, which included $4.3 million of employee separation costs, asset impairments, net of $3.0 million, equipment moving expenses of $2.5 million, lease termination expenses of $2.6 million, multi-employer pension withdrawal expenses of $1.4 million and building clean-up and other expenses of $3.9 million.

2010. During 2010, we incurred $44.7 million of restructuring and impairment charges, which included $11.3 million of employee separation costs, asset impairments, net of $5.8 million, equipment moving expenses of $3.1 million, lease termination expenses of $8.2 million, multi-employer pension withdrawal expenses of $8.8 million and building clean-up and other expenses of $7.5 million.

Also during 2010, we recorded non-cash impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived tradename and $27.2 million related to customer relationships in our PSG reporting unit.

2009. During 2009, we incurred $68.0 million of restructuring and impairment charges, which included $20.5 million of employee separation costs, asset impairment charges, net of $15.3 million, equipment moving expenses of $5.5 million, lease termination expenses of $5.6 million, pension withdrawal liability of $13.4 million and building clean-up and other expenses of $7.7 million.

Liquidity and Capital Resources

Net Cash Provided by Continuing Operating Activities. Net cash provided by continuing operating activities was $83.8 million in 2011, which was primarily due to our net loss adjusted for non-cash items of $96.5 million and an increase in working capital of $10.9 million, offset by pension and other post retirement plan contributions of $21.3 million. The increase in our working capital primarily resulted from: (i) an increase in accounts payable due to the timing of vendor payments, and (ii) a decrease in our inventories primarily due to our inventory management initiative, which began in the third quarter of 2011. These increases were offset in part by: (i) a decrease in other working capital changes primarily due to the timing of customer related payments and the timing of interest payments on our outstanding debt, and (ii) an increase in accounts receivables due to the timing of collections from and sales to our customers.

Cash provided by continuing operating activities is generally sufficient to meet daily disbursement needs. On days when our cash receipts exceed disbursements, we reduce our revolving credit balance or place excess funds in conservative, short-term investments until there is an opportunity to pay down debt. On days when our cash disbursements exceed cash receipts, we use our invested cash balance and/or our revolving credit balance to fund the difference. As a result, our daily revolving credit balance fluctuates depending on working capital needs. The 2010 Refinancing and 8⅞% Notes issuance resulted in the elimination of nearly all of our Revolving Credit Facility balances and thereby substantially increasing our liquidity position, which we may utilize for future acquisitions or debt repayments. Regardless, at all times we believe we have sufficient liquidity available to us to fund our cash needs.

Net cash provided by continuing operating activities was $49.8 million in 2010, which was primarily due to our net loss adjusted for non-cash items of $49.0 million and a decrease in working capital of $1.6 million. The decrease in our working capital primarily resulted from a decrease in accounts payable due largely to the timing of payments to our vendors and an increase in inventory due to the timing of work performed for our customers, offset significantly by an increase in other working capital primarily due to the timing of interest payments on our long-term debt and a decrease in receivables primarily due to the timing of collections from and sales to our customers.

Net Cash (Used in) Provided by Discontinued Operating Activities. Represents the net cash (used in) provided by the Discontinued Operations operating activities.

Net Cash Used in Continuing Investing Activities. Net cash used in continuing investing activities was $64.3 million in 2011, primarily resulting from $59.7 million of cash consideration for the 2011 Acquisitions and capital expenditures of $15.7 million, offset in part by $11.1 million of proceeds from the sale of property, plant and equipment.

Our debt agreements limit capital expenditures to $38.0 million in 2012 plus any proceeds received from the sale of property, plant and equipment and, if certain conditions are satisfied, any unused permitted amounts from 2011. We estimate that we will spend approximately $20.0 million on capital expenditures in 2012, before considering proceeds from the sale of property, plant and equipment. Our primary sources for our capital expenditures are cash generated from operations, proceeds from the sale of property, plant and equipment, and financing capacity within our current debt arrangements. These sources of funding are consistent with prior years' funding of our capital expenditures.

Net cash used in continuing investing activities was $55.2 million in 2010, primarily resulting from $40.5 million of cash consideration for the 2010 Acquisitions and capital expenditures of $18.1 million, offset in part by $3.5 million of proceeds from the sale of property, plant and equipment.

Net Cash Used in Discontinued Investing Activities. Represents the net cash used in Discontinued Operations related to capital expenditures.

Net Cash Provided by (Used in) Financing Activities. Net cash used in financing activities was $48.1 million in 2011, primarily due to: (i) the repayment of $23.8 million of our Term Loan B, (ii) open market purchases of our 7⅞% Notes and 8⅜% Notes of $9.0 million and $5.4 million, respectively, (iii) repayments of other long-term debt of $6.4 million, and (iv) fees paid to consenting lenders of $2.7 million related to the 2011 Amendment.

Net cash provided by financing activities was $36.2 million in 2010, primarily due to (i) cash proceeds from issuance of the 8⅞% Notes, net of the original issuance discount, of $397.2 million, and (ii) cash proceeds from issuance of the Term Loan B of $376.2 million, net of original issuance discount, offset in part by: (i) the repayment of Term Loans of $683.3 million and $22.5 million, net pay down of our Revolving Credit Facility in connection with the 2010 Refinancing, (ii) payment of fees and expenses of $23.2 million in connection with the issuance of the 8⅞% Notes, the 2010 Refinancing and the Credit Facility Refinancing, and (iii) repayments of other long-term debt of $7.6 million.

Contractual Obligations and Other Commitments. The following table details our significant contractual obligations and other commitments as of December 31, 2011 (in thousands):

Payments Due	Long-Term Debt[(1)]	Operating Leases	Other[(2)]	Total
2012	$ 109,359	$21,964	$ 39,432	$ 170,755
2013	391,763	18,347	11,670	421,780
2014	108,652	11,998	7,349	127,999
2015	417,346	9,799	5,779	432,924
2016	218,144	6,950	5,136	230,230
Thereafter	438,458	10,296	37,198	485,952
Total	$1,683,722	$79,354	$106,564	$1,869,640

(1) Includes $432.1 million of estimated interest expense over the term of our long-term debt, with variable rate debt having an average interest rate of approximately 6.2%.

(2) Includes pension and other postretirement contributions of $22.4 million, anticipated worker's compensation paid losses of $13.2 million, restructuring related liabilities of $60.0 million, including interest expense on lease terminations and multi-employer pension withdrawal liabilities, and purchase commitments for equipment of $2.9 million. Excluded from the table are $4.0 million income tax contingencies as we are unable to reasonably estimate the ultimate amount payable or timing of settlement.

Long-Term Debt. Our total outstanding long-term debt, including current maturities, was approximately $1.2 billion as of the year ended 2011, a decrease of $47.7 million from 2010. This decrease was primarily due to: (i) cash flow from operations and (ii) proceeds from the sale of property, plant and equipment, partially offset by the 2011 Acquisitions.

As of the year ended 2011, approximately 71% of outstanding debt was subject to fixed interest rates. As of February 24, 2012, we had approximately $64.1 million borrowing availability under our Revolving Credit Facility.

On December 21, 2010, we entered into the 2010 Credit Facilities. The proceeds of the Credit Facility Refinancing were used to refinance our existing Amended Credit Facilities. The 2010 Credit Facilities extended the maturity of approximately one quarter of our total debt and enhanced our liquidity by extending the maturity of the 2006 Revolving Credit Facility. Proceeds from the 2010 Credit Facilities together with available cash were used to repay the outstanding Term Loans, accrued interest thereon and to pay fees and expenses incurred related to the 2010 Credit Facilities. The Term Loan B was issued at a discount of $3.8 million, of which $3.2 million remains unamortized as of the year ended 2011.

Borrowing rates under the 2010 Credit Facilities are selected at our option at the time of each borrowing and are generally based on the London Interbank Offered Rate ("LIBOR") or the prime rate publicly announced by Bank of America, N.A. from time to time, in each case plus a specified interest rate margin. With respect to the Term Loan B, LIBOR based borrowings will not have an interest rate of less than 1.50% per annum plus an applicable margin of 4.75% per annum, and prime rate borrowings will not have an interest rate of less than 2.50% per annum plus an applicable margin of 3.75% per annum. We also pay a commitment fee on unused revolving loan commitments of 0.75% per annum. All revolving loans mature on December 21, 2014, and the Term Loan B amortizes in quarterly installments equal to 1% per year, commencing March 21, 2011, with the remaining principal balance due at maturity on December 21, 2016, in each case subject to certain conditions that could result in an earlier maturity.

The 2010 Credit Facilities contain certain restrictions that, among other things and with certain exceptions, limit our ability to incur additional indebtedness, prepay subordinated debt, transfer assets outside of Cenveo, pay dividends or repurchase shares of our common stock. The 2010 Credit Facilities also contain customary financial covenants, including a maximum Consolidated Leverage Covenant, a maximum Consolidated First Lien Leverage Covenant and a minimum Consolidated Interest Coverage Covenant. All three of these financial covenants were reset as a result of the 2010 Credit Facilities. The Consolidated Leverage Covenant threshold, with which we must be in pro forma compliance at all times, now requires us not to exceed 6.50:1.00 at any time during fiscal year 2011, then steps down in 0.25 increments beginning in the second quarter of 2012 until it reaches 5.50:1.00 during the third quarter of our fiscal year 2014 and remains at that level for the remainder of the term. The Consolidated First Lien Leverage Covenant now requires us to not exceed 2.50:1.00 through the second quarter of 2012, then steps down to 2.25:1.00 and remains at that level for the remainder of the term. The Consolidated Interest Coverage Covenant now requires us to not be less than 1.50:1.00 through the fourth quarter of 2011, then steps up incrementally, reaching 1.75:1.00 in 2013 and remains at that level for the remainder of the term.

The obligations under the 2010 Credit Facilities are guaranteed by us and each existing and future direct and indirect domestic subsidiary of Cenveo. The 2010 Credit Facilities are secured by a first priority perfected security interest in substantially all assets of Cenveo and our domestic subsidiaries. As the 2010 Credit Facilities have senior secured and first priority lien position in our capital structure and the most restrictive covenants, then provided we are in compliance with the 2010 Credit Facilities, we would also be in compliance, in most circumstances, with our debt incurrence tests within all of our debt indentures.

Any default under the 2010 Credit Facilities would prevent us from borrowing additional amounts and could cause the indebtedness outstanding under the 2010 Credit Facilities and, by reason of cross-acceleration or cross-default provisions, all of the aforementioned notes and any other indebtedness we may then have, to become immediately due and payable.

2010 Credit Facilities and Debt Compliance

On October 28, 2011, we completed the 2011 Amendment. The 2011 Amendment allows us to repurchase up to $30 million of our outstanding notes, subject to a maximum leverage ratio and the satisfaction of certain other conditions. We will continue to repurchase these notes in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other. In connection with the 2011 Amendment, we paid $2.6 million to consenting lenders and related fees, which will be capitalized and amortized to interest expense, net over the remaining life of the 2010 Credit Facilities.

As of the year ended 2011, we were in compliance with all debt agreement covenants. We anticipate being in compliance with all debt agreement covenants through our fiscal year ended 2012.

8⅞% Notes Issuance

On February 5, 2010, we issued our $400 million 8⅞% Notes that were sold with registration rights to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The 8⅞% Notes were issued at a discount of approximately $2.8 million, of which approximately $2.3 million and $2.6 million remained unamortized as of the years ended 2011 and 2010, respectively. Net proceeds after fees and expenses were used to pay down $300.0 million of our Term Loans and $88.0 million outstanding under our Revolving Credit Facility.

Subsequent Events

In the first quarter of 2012, we purchased in the open market approximately $13.8 million, $2.0 million and $5.0 million of our 7⅞% Notes, 8⅜% Notes and 10½% Notes, respectively, and retired them for $12.2 million, $1.6 million and $4.9 million, respectively, plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, 8⅜% Notes and 10½% Notes, we will record a gain on early extinguishment of debt of approximately $2.1 million, which includes the write-off of $0.1 million of unamortized debt issuance costs in the first quarter of 2012.

On February 29, 2012, we commenced a cash tender offer and consent solicitation for any and all of our outstanding 10½% Notes, 7⅞% Notes and 8⅜% Notes at total consideration equal to 101%, 100.25% and 100.25%, respectively, of outstanding principal plus any accrued and unpaid interest thereon for the 10½% Notes, 7⅞% Notes and 8⅜% Notes validly tendered and not withdrawn by March 13, 2012. This offer, in whole or in any of its parts, may be rescinded by us at any time prior to closing.

Letters of Credit

As of the year ended 2010, we had outstanding letters of credit of approximately $23.1 million and a de minimis amount of surety bonds related to performance and payment guarantees. Based on our experience with these arrangements, we do not believe that any obligations that may arise will be significant.

Credit Ratings

Our current credit ratings are as follows:

Rating Agency	Corporate Rating	2010 Credit Facilities	8⅞% Notes	10½% Notes	7⅞% Notes	8⅜% Notes	Outlook	Last Update
Moody's	B3	Ba3	B3	Caa1	Caa2	Caa2	Negative	July 2011
Standard & Poor's	B	BB-	B-	CCC+	CCC+	CCC+	Stable	January 2012

In July 2011, Moody's Investors Services, which we refer to as Moody's reaffirmed our Corporate Rating and the ratings on our 2010 Credit Facilities, 8⅞% Notes, 10½% senior notes due 2016, which we refer to as the 10½% Notes, 7⅞% Notes, and 8⅜% Notes, in conjunction with the Credit Facility Refinancing, and the detail of our current ratings have been provided in the table above. In January 2012, Standard & Poor's Ratings Services, which we refer to as Standard & Poor's, reaffirmed our Corporate Rating and the ratings on our 2010 Credit Facilities, 8⅞% Notes, 10½% Notes, 7⅞% Notes and 8⅜% Notes and the detail of our current ratings have been provided in the table above.

The terms of our existing debt do not have any rating triggers that impact our funding availability or influence our daily operations, including planned capital expenditures. We do not believe that our current ratings will unduly influence our ability to raise additional capital if and/or when needed. Some of our constituents closely track rating agency actions and would note any raising or lowering of our credit ratings; however, we believe that along with reviewing our credit ratings, additional quantitative and qualitative analysis must be performed to accurately judge our financial condition.

We expect that our internally generated cash flows and financing available under our 2010 Revolving Credit Facility will be sufficient to fund our working capital needs through our fiscal year 2012; however, this cannot be assured.

Off-Balance Sheet Arrangements. It is not our business practice to enter into off-balance sheet arrangements. Accordingly, as of the years ended 2011 and 2010, we do not have any off-balance sheet arrangements.

Critical Accounting Matters

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. We evaluate these estimates and assumptions on an ongoing basis based on historical experience and on various other factors which we believe are reasonable under the circumstances. Actual results could differ from estimates.

We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements:

Allowance for Losses on Accounts Receivable. We maintain a valuation allowance based on the expected collectability of our accounts receivable, which requires a considerable amount of judgment in assessing the current creditworthiness of customers and related aging of past due balances. As of the years ended 2011 and 2010, the allowance provided for potentially uncollectible accounts receivable was $5.6 million and $6.4 million, respectively. Charges for bad debts recorded to the statement of operations were $2.3 million in 2011, $5.0 million in 2010 and $5.3 million in 2009. We cannot guarantee that our current credit losses will be consistent with those in the past. These estimates may prove to be inaccurate, in which case we may have overstated or understated the allowance for losses required for uncollectible accounts receivable.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out or average cost basis. Cost includes materials, labor and overhead related to the purchase and production of inventories. If there were to be a significant decrease in demand for our products, we could be required to reduce our inventory balances accordingly.

Provision for Impairment of Long-Lived Assets. We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill and indefinite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of specific assets or group of assets may not be recoverable. When an evaluation is required, we estimate the future undiscounted cash flows associated with the specific asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, we would assess the fair value of the asset or asset group and if necessary, an impairment charge would be recorded. Our estimates of future cash flows are based on our experience and internal business plans. Our internal business plans require judgments regarding future economic conditions, product demand and pricing. During 2011, 2010 and 2009, in connection with our restructuring and integration programs, we recorded non-cash impairment charges, net on long-lived assets of $3.0 million, $33.1 million and $15.3 million, respectively. Our 2010 non-cash impairment charges include a $27.2 million non-cash impairment charge related to customer relationships within our PSG reporting unit, which is part of our commercial printing segment. Although we believe our estimates are appropriate, significant differences in the actual performance of an asset or group of assets may materially affect our evaluation of the recoverability of the asset values currently recorded. Additional impairment charges may be necessary in future years.

Provision for Impairment of Goodwill and Indefinite Lived Intangible Assets. We evaluate the carrying value of our goodwill and indefinite lived intangible assets annually at the beginning of December and whenever events or circumstances make it more likely than not that an impairment may have occurred. Accounting Standards Codification ("ASC") 350, *Goodwill and Other Intangible Assets,* prescribes a two-step method for determining goodwill impairment. In the first step, we compare the estimated fair value of each reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the estimated fair value, step two is completed to determine the amount of the impairment loss. Step two requires the allocation of the estimated fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilities in a hypothetical purchase price allocation. Any remaining unallocated fair value represents the implied fair value of goodwill, which is compared to the corresponding carrying value of goodwill to compute the goodwill impairment amount.

As part of our impairment analysis for each reporting unit, we estimate the fair value of each unit, primarily using the income approach. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared service or corporate items. The market approach was used as a test of reasonableness of the conclusions reached in the income approach. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires management to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of net sales, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine the fair value of assets and liabilities including, among others, trade names, customer relationships, and property, plant and equipment. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. We also compared the sum of the estimated fair values of the reporting units to our total enterprise value as implied by the market value of our equity securities. This comparison indicated that, in total, our assumptions and estimates were not unreasonable. However, future declines in the overall market value of our equity securities may indicate that the fair value of one or more reporting units has declined below their carrying value.

In 2011, in connection with our discontinued operations, we allocated approximately $16.3 million of our Custom Resale reporting unit goodwill to the discontinued operations based on a relative fair value allocation. As a result of our relative fair value calculation for these businesses, we recorded a non-cash goodwill impairment charge of $13.5 million in discontinued operations, net of taxes on the consolidated statement of operations.

In 2010, we recorded non-cash goodwill and indefinite lived intangible asset impairment charges of $154.2 million, of which $132.2 million related to goodwill and $22.0 million related to an indefinite lived tradename in our PSG reporting unit, which is part of our commercial printing segment. In 2009 we did not record any goodwill and indefinite lived intangible asset impairment charges.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit had fair value in excess of its carrying amount or had carrying amount in excess of fair value for the first step of the goodwill impairment test. In 2011, our four reporting units had fair value in excess of carrying value with fair value exceeding carrying value by at least 30%. Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. In 2011, the discount rate for each reporting unit was estimated to be 11.0%. A 50 basis point increase in our estimated discount rates would not have resulted in any additional reporting units failing step one.

Determining whether an impairment of indefinite lived intangible assets has occurred requires an analysis of the fair value of each of the related tradenames. However, if our estimates of the valuations of our tradenames prove to be inaccurate, an impairment charge could be necessary in future periods.

Our annual impairment analysis for trade names utilizes a relief-from-royalty method in which the hypothetical benefits of owning each respective trade name are valued by discounting hypothetical royalty revenue over projected revenues covered by the trade names. We utilized royalty rates of 1.0% to 4.0% for the use of the subject trade names based on comparable market rates, the profitability of the product employing the trade name, and qualitative factors, such as the strength of the name and years in usage. We utilized a discount rate of 11.0%, which was based on the weighted average cost of capital for the respective business plus a premium to account for the relative risks of the subject trade name.

In order to evaluate the sensitivity of the fair value calculations for all of our indefinite-lived trade names, we applied hypothetical 5% and 10% decreases to the estimated fair value of our trade names. Such hypothetical decreases in fair value could be due to changes in discount rates and/or assumed royalty rates. These hypothetical 5% and 10% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived trade names.

Self-Insurance Reserves. We are self-insured for the majority of our workers' compensation costs and health insurance costs, subject to specific retention levels. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims. While we believe that the estimates of our self-insurance liabilities are reasonable, significant differences in our experience or a significant change in any of our assumptions could materially affect the amount of workers' compensation and healthcare expenses we record on an annual basis.

Our self-insurance workers' compensation liability is estimated based on reserves for claims that are established by a third-party administrator. The estimate of these reserves is adjusted from time to time to reflect the estimated future development of the claims. Our liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed and discounted basis that considers anticipated payment patterns. As of the years ended 2011 and 2010, the undiscounted liability was $15.3 million and $14.1 million, respectively, and the discounted liability was $13.2 million and $12.1 million, respectively, using a 4% discount rate.

Our self-insured healthcare liability represents our estimate of claims that have been incurred, but not reported as of the years ended 2011 and 2010. We rely on claims experience and the advice of consulting actuaries to determine an adequate liability for self-insured plans. This liability was $6.0 million and $4.7 million as of the years ended 2011 and 2010, respectively, and was estimated based on an analysis of actuarial completion factors that estimated incurred but unreported liabilities derived from the historical claims experience. The estimate of our liability for employee healthcare represents between 45 and 50 days of unreported claims.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Since a significant portion of our products are customer specific, it is common for our customers to inspect the quality of the product at our facilities prior to shipment. Products shipped are not subject to contractual right of return provisions.

We record sales net of applicable sales tax and freight costs that are included in the price of the product are included in net sales while the costs of delivering finished goods to customers are recorded as freight costs and included in cost of sales.

Accounting for Income Taxes. We are required to estimate our income taxes in each jurisdiction in which we operate, which primarily includes the United States, Canada and India. This process involves estimating our actual current tax expense, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded an expense in our consolidated financial statements. Deferred tax liabilities generally represent tax items that have been deducted for tax purposes, but have not yet been recorded as an expense in our consolidated financial statements. As of the years ended 2011 and 2010, we had net deferred tax assets of $72.9 million and $59.3 million, respectively, from our United States operations. The change in United States net deferred taxes is primarily due to an increase in our accrued pension and postretirement liabilities that can be used to offset taxable income in future years when cash contributions are made into our plans. As of the years ended 2011 and 2010, we had foreign net deferred tax liabilities of $3.3 million and $2.1 million, respectively.

We assess the recoverability of our deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, Income Taxes, record a valuation allowance against our deferred tax assets. We consider all positive and negative evidence in evaluating our ability to realize our net deferred tax assets, including our operating results, ongoing tax planning, and forecast of future taxable income, on a jurisdiction by jurisdiction basis. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain of our deferred tax assets. We considered the fact that we have reported a cumulative loss in recent years, which generally provides negative evidence regarding the realizability of deferred tax assets. However, such cumulative losses mainly resulted from the goodwill impairment and restructuring related charges recorded over the last three years. A substantial majority of the goodwill impairment charges had no impact on taxable income as these charges primarily are non-deductible. We performed an analysis of the recoverability of our net deferred tax assets as of December 31, 2011. Deferred tax assets related to certain state net operating losses and foreign tax credit carryforwards did not reach the "more likely than not" realizability criteria and accordingly, were subject to a valuation allowance. During 2011, our valuation allowance was reduced by $2.6 million, consisting of a reduction related to our state net operating loss carryforwards. We analyzed the remaining net deferred tax assets using all positive and negative evidence to determine whether we met the "more likely than not" recognition criteria. We believe that such remaining net deferred tax assets were "more likely than not" realizable based primarily on the weight of positive evidence provided by our tax planning strategies and projected future taxable income, including restructuring related charges and our historical results of operations (excluding impairment charges related to non-deductible goodwill). However, in the circumstance that the financial projections are not achieved, our ability to realize these net deferred tax assets may be significantly impacted.

We recognize a tax position in our consolidated financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although we believe that our estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in our consolidated financial statements. We adjust such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs. During 2011, we did not reduce our liabilities for uncertain tax positions. During 2010, we reduced our liabilities for uncertain tax positions by $10.7 million as a result of the expiration of certain statutes of limitations.

Pension and Other Postretirement Benefit Plans. We record annual amounts relating to our pension and other postretirement benefit plans based on calculations which include various actuarial assumptions including discount rates, anticipated rates of return, compensation increases and current expected mortality rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on our consolidated balance sheet, but are generally amortized into our consolidated statement of operations over future periods, with the deferred amount recorded in accumulated other comprehensive loss. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience, market conditions and input from our actuaries and investment advisers. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on the Citigroup Pension Liability Index as of our respective year end dates. The weighted-average discount rate for pension and other postretirement benefits was 4.25% and 5.25% for the years ended 2011 and 2010, respectively. A one percentage point decrease in the discount rate at year end 2011 would increase the pension and other postretirement plans' projected benefit obligation by approximately $48.4 million. A one percentage point increase in the discount rate at the year ended 2011 would decrease the pension and other postretirement plans' projected benefit obligation by approximately $39.6 million.

Our investment objective is to maximize the long-term return on the pension plan assets within prudent levels of risk. Investments are primarily diversified with a blend of equity securities, fixed income securities and alternative investments. Equity investments are diversified by including United States and non-United States stocks, growth stocks, value stocks and stocks of large and small companies. Fixed income securities are primarily United States governmental and corporate bonds, including mutual funds. Alternative investments are primarily private equity hedge funds and hedge fund-of-funds. We consult with our financial advisers on a regular basis regarding our investment objectives and asset performance.

New Accounting Pronouncements

We are required to adopt certain new accounting pronouncements. See Note 1 to our consolidated financial statements.

Commitments and Contingencies

Our business and operations are subject to a number of significant risks, the most of which are summarized in Note 13 to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks such as changes in interest and foreign currency exchange rates, which may adversely affect results of operations and financial position. Risks from interest rate fluctuations and changes in foreign currency exchange rates are managed through normal operating and financing activities.

As of the year ended 2011, we had no interest rate swap agreements outstanding. As of the year ended 2010, we had $200.0 million of interest rate swaps. Our hedges of interest rate risk were designated and documented at inception as cash flow hedges and were evaluated for effectiveness at least quarterly. As of the year ended 2011, we had variable rate debt outstanding of $355.5 million. In addition, our Term Loan B is subject to a London Interbank Offered Rate, which we refer to as LIBOR, floor of 1.5%. As such, a change of 1% to current LIBOR rates would not have a significant impact to our interest expense.

Our changes in foreign currency exchange rates are managed through normal operating and financing activities. We have foreign operations, primarily in Canada and India, and thus are exposed to market risk for changes in foreign currency exchange rates. For the year ended 2011, a uniform 10% strengthening of the United States dollar relative to the local currency of our foreign operations would have resulted in a decrease in sales and operating income of approximately $9.6 million and $0.8 million, respectively. The effects of foreign currency exchange rates on future results would also be impacted by changes in sales levels or local currency prices.

Board of Directors and Shareholders
Cenveo, Inc.

We have audited the accompanying consolidated balance sheets of Cenveo, Inc. and Subsidiaries (the "Company") as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cenveo, Inc. and Subsidiaries as of December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cenveo, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2012 expressed an unqualified opinion thereon.

Grant Thornton LLP

GRANT THORNTON LLP
Melville, New York
March 2, 2012

(in thousands, except par values)	As of the Year Ended 2011	2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 17,753**	$ 49,749
Accounts receivable, net	**288,483**	254,453
Inventories	**133,796**	135,072
Prepaid and other current assets	**72,742**	65,615
Assets of discontinued operations - current	**22,956**	23,518
Total current assets	**535,730**	528,407
Property, plant and equipment, net	**328,567**	335,996
Goodwill	**190,822**	192,911
Other intangible assets, net	**223,563**	231,292
Other assets, net	**79,490**	74,720
Assets of discontinued operations - long-term	**27,416**	43,585
Total assets	**$1,385,588**	$1,406,911
Liabilities and Shareholders' Deficit		
Current liabilities:		
Current maturities of long-term debt	**$ 8,809**	$ 10,098
Accounts payable	**186,648**	163,340
Accrued compensation and related liabilities	**39,155**	30,261
Other current liabilities	**95,907**	97,796
Liabilities of discontinued operations - current	**5,346**	4,216
Total current liabilities	**335,865**	305,711
Long-term debt	**1,237,534**	1,283,905
Other liabilities	**185,419**	149,379
Liabilities of discontinued operations - long-term	**8,474**	9,247
Commitments and contingencies	**—**	—
Shareholders' deficit:		
Preferred stock, $0.01 par value; 25 shares authorized, no shares issued	**—**	—
Common stock, $0.01 par value; 100,000 shares authorized, 63,260 and 62,727 shares issued and outstanding as of the years ended 2011 and 2010, respectively	**633**	627
Paid-in capital	**350,390**	342,607
Retained deficit	**(672,847)**	(664,282)
Accumulated other comprehensive loss	**(59,880)**	(20,283)
Total shareholders' deficit	**(381,704)**	(341,331)
Total liabilities and shareholders' deficit	**$1,385,588**	$1,406,911

See notes to consolidated financial statements.

(in thousands, except per share data)	For the Years Ended 2011	2010	2009
Net sales	**$1,909,187**	$1,708,529	$1,614,596
Cost of sales	**1,546,173**	1,385,702	1,317,443
Selling, general and administrative expenses	**217,136**	203,983	202,791
Amortization of intangible assets	**10,306**	10,638	9,178
Restructuring, impairment and other charges	**17,812**	226,150	68,034
Operating income (loss)	**117,760**	(117,944)	17,150
Gain on bargain purchase	**(11,720)**	—	—
Interest expense, net	**115,968**	121,037	106,063
(Gain) loss on early extinguishment of debt	**(4,011)**	9,592	(16,917)
Other expense (income), net	**9,074**	2,327	(1,367)
Income (loss) from continuing operations before income taxes	**8,449**	(250,900)	(70,629)
Income tax expense (benefit)	**9,477**	(53,202)	(21,593)
Loss from continuing operations	**(1,028)**	(197,698)	(49,036)
(Loss) income from discontinued operations, net of taxes	**(7,537)**	11,321	18,097
Net loss	**$ (8,565)**	$ (186,377)	$ (30,939)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (0.02)**	$ (3.17)	$ (0.86)
Discontinued operations	**(0.12)**	0.18	0.32
Net loss	**$ (0.14)**	$ (2.99)	$ (0.54)
Weighted average shares:			
Basic and Diluted	**62,983**	62,382	56,787

See notes to consolidated financial statements.

(in thousands)	2011	2010	2009
		For the Years Ended	
Cash flows from operating activities:			
Net loss	**$ (8,565)**	$(186,377)	$(30,939)
Adjustments to reconcile net loss to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of taxes	**7,537**	(11,321)	(18,097)
Impairment of goodwill related to discontinued operations	**13,500**	—	—
Depreciation	**53,648**	53,214	54,262
Amortization of intangible assets	**10,306**	10,638	9,178
Non-cash interest expense, net	**5,277**	4,716	2,304
Deferred income taxes	**11,793**	(48,815)	(16,882)
Non-cash taxes	**—**	(4,001)	—
Non-cash restructuring, impairment and other charges, net	**3,853**	201,781	32,204
Gain on bargain purchase	**(11,720)**	—	—
(Gain) loss on early extinguishment of debt	**(4,011)**	9,592	(16,917)
Provisions for bad debts	**2,348**	5,000	5,346
Provisions for inventory obsolescence	**3,416**	3,681	3,841
Stock-based compensation provision	**8,716**	10,853	14,274
(Gain) loss on sale of assets	**376**	81	(5,006)
Changes in operating assets and liabilities, excluding the effects of acquired businesses:			
Accounts receivable	**(6,912)**	3,267	22,761
Inventories	**20,860**	(2,084)	33,773
Accounts payable and accrued compensation and related liabilities	**11,777**	(18,171)	(17,628)
Other working capital changes	**(14,796)**	15,385	(3,243)
Other, net	**(23,585)**	2,317	(5,001)
Net cash provided by continuing operating activities	**83,818**	49,756	64,230
Net cash (used in) provided by discontinued operating activities	**(3,496)**	8,830	7,823
Net cash provided by operating activities	**80,322**	58,586	72,053
Cash flows from investing activities:			
Cost of business acquisitions, net of cash acquired	**(59,719)**	(40,545)	(3,189)
Capital expenditures	**(15,671)**	(18,152)	(25,035)
Proceeds from sale of property, plant and equipment	**11,114**	3,539	14,619
Proceeds from sale of investment	**—**	—	4,032
Net cash used in investing activities of continuing operations	**(64,276)**	(55,158)	(9,573)
Net cash used in investing activities of discontinued operations	**(536)**	(879)	(192)
Net cash used in investing activities	**(64,812)**	(56,037)	(9,765)
Cash flows from financing activities:			
Repayment of Term Loan B due 2016	**(23,800)**	—	—
Repayment of 7⅞% senior subordinated notes	**(8,952)**	—	(4,295)
Repayment of 8⅜% senior subordinated notes	**(5,363)**	—	(23,024)
Repayments of other long-term debt	**(6,403)**	(7,635)	(12,178)
Payment of financing related costs and expenses	**(2,675)**	(23,154)	(7,390)
Purchase and retirement of common stock upon vesting of RSUs	**(1,283)**	(1,597)	(2,050)
Proceeds from exercise of stock options	**356**	1,030	539
Proceeds from issuance of 8⅞% senior second lien notes	**—**	397,204	—
Proceeds from issuance of Term Loan B	**—**	376,200	—
Repayments of Term Loans	**—**	(683,306)	(24,594)
(Repayment) borrowings under revolving credit facility, net	**—**	(22,500)	14,500
Repayment of 10½% senior notes	**—**	—	(3,250)
Net cash (used in) provided by financing activities	**(48,120)**	36,242	(61,742)
Effect of exchange rate changes on cash and cash equivalents	**614**	169	(193)
Net (decrease) increase in cash and cash equivalents	**(31,996)**	38,960	353
Cash and cash equivalents at beginning of year	**49,749**	10,789	10,436
Cash and cash equivalents at end of year	**$ 17,753**	$ 49,749	$ 10,789

See notes to consolidated financial statements.

(in thousands)	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity (Deficit)
Balance as of the year ended 2008	54,245	$ 542	$ 271,821	$ (446,966)	$ (46,352)	$ (220,955)
Comprehensive income (loss):						
Net loss				(30,939)		(30,939)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax expense of $2,704					4,618	4,618
Unrealized gain on cash flow hedges, net of tax expense of $4,666					7,020	7,020
Currency translation adjustment					4,438	4,438
Other comprehensive income						16,076
Total comprehensive loss						(14,863)
Exercise of stock options	732	7	532			539
Common stock issued in connection with Nashua Corporation acquisition	7,056	71	46,474			46,545
Purchase and retirement of common stock upon vesting of RSUs			(2,050)			(2,050)
Amortization of stock based compensation			14,274			14,274
Balance as of the year ended 2009	62,033	620	331,051	(477,905)	(30,276)	(176,510)
Comprehensive income (loss):						
Net loss				(186,377)		(186,377)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $1,718					(2,698)	(2,698)
Unrealized gain on cash flow hedges, net of tax expense of $5,063					8,449	8,449
Reclassification of losses related to interest rate swaps into earnings, net of tax expense of $587					1,241	1,241
Currency translation adjustment					3,001	3,001
Other comprehensive income						9,993
Total comprehensive loss						(176,384)
Exercise of stock options	694	7	1,023			1,030
Purchase and retirement of common stock upon vesting of RSUs			(1,597)			(1,597)
Amortization of stock based compensation			12,130			12,130
Balance as of the year ended 2010	62,727	627	342,607	(664,282)	(20,283)	(341,331)
Comprehensive income (loss):						
Net loss				**(8,565)**		**(8,565)**
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $23,217					**(37,130)**	**(37,130)**
Reclassification of losses related to interest rate swaps into earnings, net of tax expense of $863					**1,793**	**1,793**
Currency translation adjustment					**(4,260)**	**(4,260)**
Other comprehensive loss						**(39,597)**
Total comprehensive loss						**(48,162)**
Exercise of stock options	**533**	**6**	**350**			**356**
Purchase and retirement of common stock upon vesting of RSUs			**(1,283)**			**(1,283)**
Amortization of stock based compensation			**8,716**			**8,716**
Balance as of the year ended 2011	**63,260**	**$633**	**$350,390**	**$(672,847)**	**$(59,880)**	**$(381,704)**

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the results of Cenveo, Inc. and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions have been eliminated.

Cenveo, Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Cenveo") are engaged in the printing and manufacturing of envelopes, labels, commercial printing and specialty packaging. The Company is headquartered in Stamford, Connecticut, is organized under Colorado law, and its common stock is traded on the New York Stock Exchange under the symbol "CVO". The Company operates a global network of strategically located printing and manufacturing, fulfillment and distribution facilities, serving a diverse base of over 100,000 customers. The Company's operations are primarily based in North America, Latin America and Asia.

The Company's reporting periods for 2011, 2010 and 2009 in this report each consist of 52 week periods ending on the Saturday closest to the last day of the calendar month, and ended on December 31, 2011, January 1, 2011, and January 2, 2010, respectively. Such periods are referred to herein as (i) "as of the year ended 2011", "the year ended 2011" or "2011", (ii) "as of the year ended 2010", "the year ended 2010" or "2010" and (iii) "as of the year ended 2009", "the year ended 2009" or "2009". All references to years and year-ends herein relate to fiscal years rather than calendar years.

The Company acquired Nesbitt Graphics, Inc. ("Nesbitt"), in the third quarter of 2011 and assets of MeadWestvaco Corporation's Envelope Product Group ("EPG") in the first quarter of 2011. The Company's results for the year ended 2011 include the operating results of these acquisitions subsequent to their respective acquisition dates. The Company acquired Impaxx, Inc., the sole owner of CMS Gilbreth Packaging Solutions, Inc. ("Gilbreth"), in the fourth quarter of 2010, Glyph International and its subsidiaries ("Glyph") in the second quarter of 2010 and Clixx Direct Marketing Services, Inc. ("Clixx") in the first quarter of 2010. The Company's results for the year ended 2010 include the operating results of these acquisitions subsequent to their respective acquisition dates. The Company acquired Nashua Corporation ("Nashua") in the third quarter of 2009. The Company's results for the year ended 2009 include the operating results of Nashua subsequent to its acquisition date.

In 2011, the Company began exploring opportunities to divest certain non-strategic or underperforming businesses within its manufacturing platform. As a result, beginning in the fourth quarter of 2011, the financial results of the Company's documents and forms business as well as the Company's wide-format papers business have been accounted for as discontinued operations (collectively the "Discontinued Operations") resulting in the Company's historical consolidated balance sheets, statements of operations and statements of cash flows being reclassified to reflect these discontinued operations separately from the Company's continuing operations for all periods presented.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are used for, but not limited to, establishing the allowance for doubtful accounts, purchase price allocation, depreciation and amortization lives, asset impairment evaluations, tax assets and liabilities, self-insurance accruals, stock-based compensation and other contingencies. Actual results could differ from estimates.

Fair Value Measurements. Certain assets and liabilities of the Company are required to be recorded at fair value. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values due to their short-term nature. The Company also has other assets or liabilities that it records at fair value, such as its pension and other postretirement plan assets and liabilities, long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants.

Cash and Cash Equivalents. Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less. The Company places its cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC insurance limits. Cash and cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable. Trade accounts receivable are stated net of allowances for doubtful accounts. Specific customer provisions are made when a review of significant outstanding amounts, customer creditworthiness and current economic trends indicate that collection is doubtful. In addition, provisions are made at differing amounts, based upon the balance and age of the receivable and the Company's historical collection experience. Trade accounts are charged off against the allowance for doubtful accounts or expense when it is probable the accounts will not be recovered. As of the years ended 2011 and 2010, accounts receivable were reduced by an allowance for doubtful accounts of $5.6 million and $6.4 million, respectively. Transactions affecting the allowance for doubtful accounts were as follows:

	For The Years Ended		
(in thousands)	**2011**	2010	2009
Balance at beginning of year	**$ 6,403**	$ 7,567	$ 5,742
Charged to expense	**2,348**	5,000	5,346
Write-offs, recoveries and other	**(3,125)**	(6,164)	(3,521)
Balance at end of year	**$ 5,626**	$ 6,403	$ 7,567

Inventories. Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out or average cost basis. Cost includes materials, labor and overhead related to the purchase and production of inventories.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided using the straight-line method generally based on the estimated useful lives of 15 to 45 years for buildings and building improvements, 10 to 15 years for machinery and equipment and three to 10 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. When an asset is retired or otherwise disposed of, the related gross cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures that increase the capacity, efficiency or useful lives of existing assets are capitalized.

Computer Software. The Company develops and purchases software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested and is ready for use, additional costs incurred in connection with the software are expensed as incurred. Capitalized computer software costs are amortized over the estimated useful life of the software, generally between three and seven years. Net computer software costs included in property, plant and equipment were $6.0 million and $2.0 million as of the years ended 2011 and 2010, respectively.

Debt Issuance Costs. Direct expenses such as legal, accounting and underwriting fees incurred to issue, extend or amend debt are included in other assets, net. Debt issuance costs were $18.7 million and $20.3 million as of the years ended 2011 and 2010, respectively, net of accumulated amortization, and are amortized to interest expense over the term of the related debt. On October 28, 2011, the Company completed an amendment ("2011 Amendment") of its $ 530 million senior secured facility, which includes a $150 million revolving credit facility due 2014 ("2010 Revolving Credit Facility") and a $380 million term loan due 2016 ("Term Loan B", collectively with the 2010 Revolving Credit Facility, ("2010 Credit Facilities"). The 2011 Amendment allows the Company to repurchase up to $30 million of its outstanding notes, subject to a maximum leverage ratio and the satisfaction of certain other conditions. In connection with the Amendment, the Company paid $2.6 million to consenting lenders and related fees, which will be capitalized and amortized to interest expense, net in the consolidated statement of operations over the remaining life of the 2010 Credit Facilities.

Interest expense includes the amortization of debt issuance costs of $4.4 million, $4.2 million and $2.4 million in 2011, 2010 and 2009, respectively.

Goodwill and Other Intangible Assets. Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. Goodwill is not amortized. Goodwill is subject to an annual impairment test and is reviewed annually as of the beginning of December to determine if there is an impairment or more frequently if an indication of possible impairment exists (Level 3). In connection with classifying the Discontinued Operations as discontinued operations in the fourth quarter of

2011, the Company allocated $16.3 million of the Company's Custom Resale reporting unit goodwill to discontinued operations. In connection with the fair value of the Discontinued Operations during the fourth quarter of 2011, the Company recorded a non-cash impairment charge to write-off goodwill of $13.5 million. In 2010, the Company recorded a non-cash, impairment charge to write-off goodwill of $132.2 million related to its Publisher Services Group ("PSG") reporting unit, which is part of the Company's commercial printing segment. No impairment charges for goodwill were recorded in 2009.

Other intangible assets consist primarily of customer relationships and trademarks. Other intangible assets primarily arise from the purchase price allocations of businesses acquired. Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful life assigned to these assets. Intangible assets that are expected to generate cash flows indefinitely are not amortized, but are evaluated for impairment similar to goodwill (Level 3). In 2010, the Company recorded a non-cash, impairment charge of $22.0 million related to an indefinite lived trade name in its PSG reporting unit, which is part of the Company's commercial printing segment. No impairment charges for other intangible assets were recorded in 2011 or 2009.

Long-Lived Assets. Long-lived assets, including property, plant and equipment, and intangible assets with determinable lives, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. An impairment is assessed if the undiscounted expected future cash flows generated from an asset are less than its carrying amount. Impairment losses are recognized for the amount by which the carrying value of an asset exceeds its fair value (Level 2 and 3). The estimated useful lives of all long-lived assets are periodically reviewed and revised, if necessary. In 2010, the Company recorded a non-cash, impairment charge of $27.2 million related to customer relationships in its PSG reporting unit, which is part of the Company's commercial printing segment.

Self-Insurance. The Company is self-insured for the majority of its workers' compensation costs and health insurance costs, subject to specific retention levels. The Company records its liability for workers' compensation claims on a fully-developed basis. The Company's liability for health insurance claims includes an estimate for claims incurred, but not reported. As of the years ended 2011 and 2010, the (i) undiscounted worker's compensation liability was $15.3 million and $14.1 million, respectively, and the discounted liability was $13.2 million and $12.1 million, respectively, using a 4% discount rate and the (ii) healthcare liability was $6.0 million and $4.7 million, respectively.

Pension and Postretirement Plans. The Company records expense relating to its pension and other postretirement plans based on actuarial calculations. The inputs for these estimates mainly include discount rates, anticipated mortality rates, assumed rates of return and compensation increases. The Company reviews its actuarial assumptions on an annual basis and modifies the assumptions based on current anticipated rates. The effect of modifications on the value of plan obligations and assets is recognized in accumulated other comprehensive loss and is recognized in the statement of operations over future periods.

Financial Instruments. From time to time the Company enters into interest rate swap agreements to hedge interest rate exposure of notional amounts of its floating rate debt. As of the year ended 2011, the Company did not have any outstanding interest rate swap obligations. All derivatives in effect as of the year ended 2010 were included in other current liabilities at their respective fair values with unrealized losses included in accumulated other comprehensive loss in shareholders' deficit, net of applicable income taxes. At inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge. In addition, the Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of ineffectiveness, if any, is recognized in the statement of operations.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Since a significant portion of the Company's products are customer specific, it is common for customers to inspect the quality of the product at the Company's facility prior to its shipment. Products shipped are not subject to contractual right of return provisions.

Sales Tax. The Company records sales net of applicable sales tax.

Freight Costs. The costs of delivering finished goods to customers are recorded as freight costs and included in cost of sales. Freight costs that are either billed separately to the customer or included in the price of the product are included in net sales.

Advertising Costs. All advertising costs are expensed as incurred. Advertising costs were $2.7 million, $2.6 million, and $2.5 million for 2011, 2010 and 2009, respectively.

Stock-Based Compensation. **The Company uses the fair value method of accounting for stock-based compensation. The Company uses the Black-Scholes-Merton option-pricing model ("Black-Scholes") to measure fair value of these stock option awards. The Black-Scholes model requires us to make significant judgments regarding the assumptions used within the model, the most significant of which are the stock price volatility assumption, the expected life of the option award, the risk-free rate of**

return and dividends during the expected term. The Company recognizes stock compensation expense for share-based awards expected to vest on a straight-line basis over the requisite service period of the award based on their grant date fair value.

Foreign Currency Translation. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the United States dollar are translated at year-end exchange rates. The effects of translation are included in accumulated other comprehensive loss in shareholders' deficit. Income and expense items and gains and losses are translated at the average monthly rate. Foreign currency transaction gains and losses are recorded in other expense (income), net.

Income Taxes. Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized (Level 3).

The Company recognizes a tax position in its consolidated financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although the Company believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is recognized in its consolidated financial statements. The Company adjusts such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs.

Subsequent Events. The Company evaluated events and transactions after the close of its consolidated balance sheet on December 31, 2011, until the date of the Company's Annual Report on Form 10-K filing with the SEC on March 2, 2012, for potential recognition or disclosure in the Company's consolidated financial statements.

New Accounting Pronouncements. Effective January 2, 2011, the Company adopted the remaining disclosure requirements of an accounting pronouncement that provides for certain disclosures relating to fair value measurements. This pronouncement requires additional disclosures regarding transfers between Levels 1, 2 and 3 of the fair value hierarchy of this pronouncement as well as a more detailed reconciliation of recurring Level 3 measurements. Certain disclosure requirements of this pronouncement were effective and adopted by the Company in the first quarter of 2010. The adoption of the remaining disclosure requirements of this pronouncement did not have a material impact on the Company's financial statements.

Effective January 2, 2011, the Company adopted an accounting pronouncement that updates existing disclosure requirements related to supplementary pro forma information for business combinations. Under the updated guidance, a public entity that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective for the Company in the first quarter of 2011 and is applied prospectively to business combinations that have an acquisition date on or after January 2, 2011. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In May 2011, an accounting pronouncement was issued to achieve common fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards ("IFRS"). This pronouncement provides for a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and IFRS. The pronouncement changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands fair value measurement disclosure requirements, particularly for Level 3 measurements. This pronouncement became effective for the Company in the fourth quarter of 2011. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In June 2011, an accounting pronouncement was issued relating to the presentation of comprehensive income. This pronouncement requires the presentation of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate, but consecutive statements. This pronouncement will become effective for the Company in the first quarter of 2012. The adoption of this pronouncement will impact the Company's financial statement presentation, will be applied retrospectively and is not expected to have a material impact on the Company's financial statements.

In September 2011, an accounting pronouncement was issued to update the testing of goodwill for impairment. This pronouncement provides companies with the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of its goodwill impairment test. If a company determines, on the basis of qualitative factors, the fair value of a reporting unit is more likely than not to be less than the carrying amount, the two-step impairment test would be required to be performed. Otherwise, further impairment testing would not be needed. This pronouncement will become effective for the Company in 2012. The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

In September 2011, an accounting pronouncement was issued to increase the quantitative and qualitative disclosures a contributing employer is required to provide about its participation in significant multi-employer plans that offer pension or other postretirement benefits. The objective is to enhance the transparency of this disclosure by reporting: (i) the significant multi-employer plans in which an employer participates, (ii) the level of the employer's participation in these plans, (iii) the financial health of the plans, and (iv) the nature of the employer's commitments to the plans. This pronouncement became effective for the Company in the fourth quarter of 2011. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

2. Acquisitions

The Company accounts for business combinations under the provisions of the Business Combination Topic of the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 805. Acquisitions are accounted for by the purchase method, and accordingly, the assets and liabilities of the acquired businesses have been recorded at their estimated fair value on the acquisition date with the excess of the purchase price over their estimated fair value recorded as goodwill. In the event the estimated fair value of the assets and liabilities acquired exceeds the purchase price paid, a bargain purchase gain is recorded in the statement of operations.

Acquisition-related costs included in selling, general and administrative expenses of the Company's consolidated statement of operations were $6.0 million, $5.1 million and $2.9 million for the years ended 2011, 2010 and 2009, respectively.

2011

Nesbitt

On August 1, 2011, the Company acquired essentially all of the assets of Nesbitt, which had annual net sales of approximately $5.6 million prior to the acquisition by the Company. Nesbitt is a niche content management business that focuses on high end book content development and project management offerings and was acquired to further enhance the Company's content management operations. The total preliminary purchase price was approximately $5.0 million, and was preliminarily allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at their acquisition date. The Nesbitt acquisition preliminarily resulted in $1.3 million of goodwill, all of which is deductible for income tax purposes, and was assigned to the Company's commercial printing segment. The Company believes that the recognized goodwill related to Nesbitt is due to expected synergies and a reasonable market premium. The acquired identifiable intangible assets relate to customer relationships of $1.4 million, which are being amortized over their estimated useful life of 10 years.

Nesbitt's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from August 1, 2011 and are not included in 2010 and 2009. Pro forma results for the years ended 2011 and 2010, assuming the acquisition of Nesbitt had been made on January 3, 2010, have not been presented since the effect would not be material.

Envelope Product Group

On February 1, 2011, the Company acquired the assets of EPG. EPG manufactures and distributes envelope products for the billing, financial, direct mail and office products markets and had approximately 900 employees, all of which were located in the United States. Prior to the acquisition, EPG had annual net sales of approximately $240 million. The Company believes EPG will further strengthen its existing envelope operations and will provide for manufacturing efficiencies given EPG's unique asset base and geographic overlap of facilities that exists between EPG and the Company's existing envelope operations. EPG was assigned to the Company's envelopes and labels segment. The purchase price was approximately $55.2 million and was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The EPG acquisition resulted in a bargain purchase gain of approximately $11.7 million, which was recognized in the Company's consolidated statement of operations. Prior to the recognition of the bargain purchase gain, the Company reassessed the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition. The Company believes it was able to acquire EPG for less than the fair value of its net assets due to its operating results prior to the Company's acquisition and given its parent company's desire to exit a non-core business. The acquired identifiable intangible assets relate to: (i) a trade name of $1.0 million, which is being amortized over its estimated useful life of 10 years and (ii) a patent of $0.5 million, which is being amortized over its estimated useful life of 15 years.

Purchase Price Allocation

The following table summarizes the allocation of the purchase price of EPG to the assets acquired and liabilities assumed in the acquisition:

(in thousands)	As of February 1, 2011
Accounts receivable, net	$29,817
Inventories	21,893
Other current assets	386
Property, plant and equipment	38,388
Other intangible assets	1,500
Other assets, net	2,240
Total assets acquired	94,224
Current liabilities	25,583
Other liabilities	1,763
Total liabilities assumed	27,346
Net assets acquired	66,878
Cost of EPG acquisition	55,158
Gain on bargain purchase of EPG	$11,720

The changes from the Company's original purchase price allocation primarily relate to inventory fair value of $0.5 million, revisions to property, plant and equipment valuations of $0.4 million and adjustments to certain accruals of $0.2 million to present them at their estimated fair value. The Company finalized its purchase price allocation during the fourth quarter of 2011.

The fair values of property, plant and equipment and intangible assets associated with the EPG acquisition were determined to be Level 3 under the fair value hierarchy. Property, plant and equipment values were estimated based on discussions with machinery and equipment brokers, internal expertise related to the equipment and current marketplace conditions. The trade name and patent intangible assets were valued using a relief from royalty method based on future estimated revenues. The inputs used in the relief from royalty method include discount rates based on a weighted average cost of capital, growth and relief from royalty rates as well as an obsolescence factor.

EPG's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from February 1, 2011 and are not included in 2010 and 2009. As a result of the Company's integration of EPG into the Company's existing envelope operations, it is impracticable to disclose the amounts of revenues and earnings of EPG since the acquisition date.

Unaudited Pro Forma Financial Information

The following supplemental pro forma consolidated summary financial information of the Company for 2011 and 2010 presented herein has been prepared by adjusting the historical data as set forth in its consolidated statements of operations to give effect to the EPG acquisition as if it had been made as of January 3, 2010:

	Years Ended			
	2011		2010	
(in thousands, except per share amounts)	**As Reported**	**Pro Forma**	As Reported	Pro Forma
Net sales	**$1,909,187**	**$1,929,969**	$1,708,529	$1,956,866
Operating income (loss)	**117,760**	**122,524**	(117,944)	(127,849)
Loss from continuing operations	**(1,028)**	**(5,259)**	(197,698)	(203,126)
Net loss	**(8,565)**	**(12,796)**	(186,377)	(191,805)
Income (loss) per share - basic and diluted:				
Continuing operations	**$ (0.02)**	**$ (0.08)**	$ (3.17)	$ (3.25)
Discontinued operations	**(0.12)**	**(0.12)**	0.18	0.18
Net loss	**$ (0.14)**	**$ (0.20)**	$ (2.99)	$ (3.07)
Weighted average shares outstanding:				
Basic	**62,983**	**62,983**	62,382	62,382

The supplemental pro forma consolidated summary financial information is presented for comparative purposes only and does not purport to be indicative of the Company's actual consolidated results of operations had the EPG acquisition actually been consummated as of the beginning of the period noted above or of the Company's expected future results of operations. The adjustments related to the EPG acquisition supplemental pro forma consolidated summary financial information above include the elimination of sales between the Company and EPG, removal of acquisition related expenses and bargain purchase gain related to the acquisition, an estimate of the interest expense related to increased debt resulting from the EPG acquisition and an adjustment to the statutory income tax rate. In addition, the Company has performed its assessment of the purchase price allocation by identifying intangible assets and estimating the fair value of intangible and tangible assets, including a trade name, patent and property, plant and equipment for which pro forma adjustments have been made to depreciation and amortization expense related to these estimated fair values.

2010

Gilbreth

On November 29, 2010, the Company acquired the common stock of Gilbreth, which had annual sales of approximately $17.0 million prior to its acquisition by the Company. This acquisition expands the Company's packaging platform to include shrink sleeve printing. Gilbreth focuses on manufacturing full body shrink sleeves and tamper evident neck bands, mainly in the food and beverage, pharmaceutical and neutraceutical markets. The total purchase price was approximately $18.7 million and was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the fourth quarter of 2011. The changes to the original purchase price allocation of $2.4 million primarily related to the completion of the pre-acquisition period income tax returns and the allocation of tax loss attributes to the Company on a post-acquisition basis. The Gilbreth acquisition resulted in $3.1 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's commercial printing segment. The acquired identifiable assets relate to: (i) the Gilbreth trade name of $3.9 million, which is being amortized over its estimated useful life of 20 years and (ii) customer relationships of $3.1 million, which are being amortized over their estimated weighted average useful lives of 15 years.

Gilbreth's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from November 29, 2010 and are not included in 2009. Pro forma results for the years ended 2010 and 2009, assuming the acquisition of Gilbreth had been made on January 4, 2009, have not been presented since the effect would not be material.

Glyph

On May 31, 2010, the Company acquired all of the common stock of Glyph, which had annual sales of approximately $9.0 million prior to its acquisition by the Company. Glyph is a leading provider of content solutions to publishers with operations in Bangalore and New Delhi, India and was acquired to further enhance the Company's content management operations. Glyph specializes in full suite content production, from project management through editorial, composition, artwork, and XML creation. The total purchase price was $15.1 million, net of cash acquired of $2.3 million and was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Glyph acquisition resulted in $9.5 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's commercial printing segment. The acquired identifiable intangible assets relate to: (i) customer relationships of $3.1 million, which are being amortized over their weighted average useful lives of seven years, and (ii) a trade name of $0.4 million, which is being amortized over its weighted average useful life of four years.

Glyph's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from June 1, 2010 and are not included in 2009. Pro forma results for the years ended 2010 and 2009, assuming the acquisition of Glyph had been made on January 4, 2009, have not been presented since the effect would not be material.

Clixx

On February 11, 2010, the Company acquired the assets of Clixx, which had annual sales of approximately $16.7 million prior to its acquisition by the Company. The acquisition of Clixx allows the Company's Canadian operations an opportunity to provide certain customers with end-of-production capabilities. The total purchase price was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Clixx acquisition resulted in $5.3 million of goodwill, all of which is deductible for income tax purposes, and was assigned entirely to the Company's commercial printing segment. The acquired identifiable intangible asset relates to customer relationships of $1.3 million, which are being amortized over their weighted average useful lives of nine years.

Clixx's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from February 11, 2010 and are not included in 2009. Pro forma results for the years ended 2010 and 2009, assuming the acquisition of Clixx had been made on January 4, 2009, have not been presented since the effect would not be material.

2009

Nashua

On September 15, 2009, the Company acquired all of the common stock of Nashua. Nashua, founded in 1854, is a manufacturer, converter and marketer of labels and specialty papers whose primary products include pressure-sensitive labels, tags, transaction and financial receipts, thermal and other coated papers, and wide-format papers. The Company believes that Nashua further strengthens its position in the pharmaceutical labels market, while giving it access to new shelf label market customers. Under the terms of acquisition, each share of Nashua common stock was converted into the right to receive (i) $0.75 per share in cash, without interest, and (ii) 1.265 shares of Cenveo common stock. The total consideration in connection with the Nashua acquisition, net of cash acquired of $1.0 million, was $49.7 million, which is comprised of cash consideration of $4.2 million and non-cash consideration of $45.5 million, primarily relating to the issuance of 7.1 million shares of Cenveo common stock, which closed on the New York Stock Exchange at $6.53 on September 15, 2009. The total purchase price was allocated to the tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Nashua acquisition resulted in $9.2 million of goodwill, none of which is deductible for income tax purposes, and which was assigned entirely to the Company's envelopes and labels segment. The Company believes goodwill primarily relates to the expansion of the Company's product offerings and use of the Company's existing product offerings by acquired customers, anticipated synergies and acquired workforce. The acquired identifiable intangible assets, aggregating $29.6 million, include: (i) the Nashua trademark of $16.0 million, which has been assigned an indefinite useful life due to the Company's intention to continue using the Nashua name, the long operating history of Nashua and its existing customer base, (ii) customer relationships of $13.0 million, which are being amortized over their estimated weighted average useful lives of seven years; and (iii) a royalty agreement of $0.6 million, which is being amortized over the contract life of nine years.

Purchase Price Allocation

The following table summarizes the allocation of the purchase price of Nashua to the assets acquired and liabilities assumed in the acquisition:

(in thousands)	As of September 15, 2009
Accounts receivable, net	$ 24,056
Other current assets	28,999
Property, plant and equipment	27,985
Goodwill	9,218
Other intangible assets	29,600
Other assets, net	2,944
Total assets acquired	122,802
Current liabilities, excluding current maturities of long-term debt	25,990
Current maturities of long-term debt	2,800
Other liabilities	43,350
Total liabilities assumed	72,140
Net assets acquired	50,662
Less cash acquired	(1,001)
Cost of Nashua acquisition, net of cash acquired	$ 49,661

The fair values of property, plant and equipment, goodwill and intangible assets associated with the Nashua acquisition were determined to be Level 3 under the fair value hierarchy. Property, plant and equipment values were estimated based on discussions with machinery and equipment brokers, internal expertise related to the equipment and current marketplace conditions. Intangible asset values, including the Nashua trade name and customer relationships, were estimated based on future cash flows, customer attrition rates, as applicable, discounted using an estimated weighted-average cost of capital.

Nashua's results of operations and cash flows are included in the Company's consolidated statements of operations and cash flows from September 15, 2009. Net sales of $205.3 million, $218.7 million and $67.4 million are included in the Company's consolidated statement of operations for 2011, 2010 and 2009, respectively.

Unaudited Pro Forma Operating Data

The following supplemental pro forma consolidated summary operating data of the Company for 2009 presented herein has been prepared by adjusting the historical data as set forth in its consolidated statements of operations to give effect to the Nashua acquisition as if it had been consummated as of the beginning of fiscal year 2009:

	Year Ended 2009	
(in thousands, except per share amounts)	As Reported	Pro Forma
Net sales	$1,614,596	$1,787,713
Operating income	17,150	16,309
Loss from continuing operations	(49,036)	(49,872)
Net loss	(30,939)	(31,775)
Loss per share – basic and diluted:		
Continuing operations	$ (0.86)	$ (0.81)
Discontinued operations	0.32	0.30
Net loss	$ (0.54)	$ (0.51)
Weighted average shares:		
Basic and diluted	56,787	61,730

The pro forma information is presented for comparative purposes only and does not purport to be indicative of the Company's actual consolidated results of operations had the Nashua acquisition actually been consummated as of the beginning of each of the respective periods noted above, or of the Company's expected future results of operations.

3. Discontinued Operations

Subsequent Events

On February 10, 2012, the Company completed the sale of its documents and forms business ("Documents Group"), which was included in the Company's envelopes and labels segment, for cash proceeds of approximately $40.0 million, of which $4.0 million will remain in escrow for a certain period of time. In the fourth quarter of 2011, the Company recorded a non-cash goodwill impairment charge of $12.5 million that was allocated to the Documents Group. The operating results of the Documents Group, as well as the non-cash allocated goodwill impairment charge, are reported in discontinued operations in the Company's consolidated financial statements for all periods presented herein.

On January 27, 2012, the Company completed the sale of its wide format business, which was included in the Company's envelopes and labels segment, for cash proceeds of approximately $4.7 million. In the fourth quarter of 2011, the Company recorded a non-cash goodwill impairment charge of $1.0 million that was allocated to its wide-format business. For all periods presented herein, the operating results of the wide-format business, as well as the non-cash allocated goodwill impairment charge, are reported in discontinued operations in the Company's consolidated financial statements for all periods presented herein.

The following table shows the components of assets and liabilities that are classified as discontinued operations in the Company's consolidated balance sheets as of the years ended 2011 and 2010.

(in thousands)	Years Ended	
	2011	2010
Accounts receivable, net	**$ 7,647**	$ 8,912
Inventories	**14,356**	14,080
Prepaid and other current assets	**953**	526
Assets of discontinued operations - current	**22,956**	23,518
Property, plant and equipment, net	**10,273**	11,926
Other assets, net[1]	**17,143**	31,659
Assets of discontinued operations - long-term	**27,416**	43,585
Accounts payable	**4,352**	3,129
Accrued compensation and related liabilities	**548**	412
Other current liabilities	**446**	675
Liabilities of discontinued operations - current	**5,346**	4,216
Liabilities of discontinued operations - long-term	**8,474**	9,247
Net assets	**$ 36,552**	$ 53,640

(1) Includes $2.8 million and $16.3 million of goodwill and $14.3 million and $15.1 million of intangible assets for 2011 and 2010, respectively.

The following table summarizes certain statement of operations information for discontinued operations:

(in thousands)	Years Ended		
	2011	2010	2009
Net sales	**$99,611**	$ 106,187	$100,035
Income (loss) from discontinued operations before income taxes [1] [2] [3]	**(3,697)**	14,184	15,040
Income tax (benefit) expense	**3,840**	2,863	(3,057)
(Loss) income from discontinued operations, net of taxes [1] [2] [3]	**$(7,537)**	$ 11,321	$ 18,097
Income (loss) per share	**$ (0.12)**	$ 0.18	$ 0.32

(1) Includes $13.5 million of allocated non-cash goodwill impairment charges in 2011.

(2) Income from discontinued operations for 2010 also includes the reduction of our liability for uncertain tax positions of $4.4 million, net of deferred tax assets of $1.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Supremex Income Fund (the "Fund").

(3) Income from discontinued operations for 2009 also includes the reduction of our liability for uncertain tax positions of $12.1 million, net of deferred tax assets of $2.6 million, as a result of the expiration of certain statute of limitations on uncertain tax positions related to the Fund.

4. Inventories

Inventories by major category are as follows:

(in thousands)	**2011**	2010
Raw materials	**$ 49,236**	$ 56,946
Work in process	**20,968**	26,085
Finished goods	**63,592**	52,041
	$133,796	$135,072

5. Property, Plant and Equipment

Property, plant and equipment are as follows:

(in thousands)	2011	2010
Land and land improvements	**$ 20,276**	$ 15,650
Buildings and improvements	**111,498**	100,465
Machinery and equipment	**600,066**	580,942
Furniture and fixtures	**10,453**	10,516
Construction in progress	**4,840**	7,365
	747,133	714,938
Accumulated depreciation	**(418,566)**	(378,942)
	$ 328,567	$ 335,996

Assets Held for Sale

In connection with the Company's cost savings, restructuring and integration plans, there is currently one owned property that is available for sale, which relates to the Company's commercial printing segment. The Company has recorded this asset as available for sale in other assets, net on its consolidated balance sheet and has presented it at its fair value less estimated cost to sell of $0.9 million, which approximates its carrying value. The fair value is based on available market comparables.

Asset Sales

In 2011, the Company sold four manufacturing facilities, of which two related to its envelopes and labels segment and two related to its commercial printing segment, for net proceeds of $9.6 million. The Company also sold certain manufacturing assets for net proceeds of $1.5 million. These assets were previously classified as available for sale and were recorded at their fair value less estimated cost to sell.

Sale Leaseback Transactions

In 2009, the Company sold one of its envelope facilities, which had a net book value of $2.9 million for net proceeds of $3.7 million and entered into a two-year operating lease for the same facility. In connection with the sale, the Company recorded a deferred gain of $0.8 million, which was amortized on a straight-line basis over the term of the lease as a reduction to rent expense in cost of sales.

6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill as of the years ended 2011 and 2010 by reportable segment are as follows:

(in thousands)	Envelopes and Labels	Commercial Printing	Total
Balance as of the year ended 2009	$ 135,821	$ 167,685	$ 303,506
Acquisitions, net	795	20,384	21,179
Foreign currency translation	—	411	411
Impairment charge	—	(132,185)	(132,185)
Balance as of the year ended 2010	$ 136,616	$ 56,295	$ 192,911
Acquisitions, net	**—**	**(1,165)**	**(1,165)**
Foreign currency translation	**—**	**(924)**	**(924)**
Balance as of the year ended 2011	**$136,616**	**$ 54,206**	**$190,822**

During the third quarter of 2010, based on a combination of factors, including the continued economic uncertainty that remained in the United States and global economies and revisions to forecasted operating results, the Company believed that there were sufficient indicators that would require it to perform an interim goodwill and long-lived asset impairment analysis. The Company's valuation of all of its reporting units was performed using the income approach in which the Company utilized a discounted cash flow analysis to determine the present value of expected future cash flows of each reporting unit. The Company performed a market approach analysis in order to support the reasonableness of the fair value determined under the income approach. The Company's 2010 analysis utilized a higher discount rate applied to lower estimated future cash flows compared to its prior year analysis and reflected increased borrowing rates and equity risk premiums implied by then current market conditions. The Company determined that the fair value of its remaining reporting units, other than PSG, were not below their carrying amounts, including goodwill. Thus, no further analysis was performed on those reporting units. However, since the fair value of its PSG reporting unit was determined to be below its carrying amounts including goodwill, the Company performed additional fair value measurement calculations to determine total impairment. As part of its valuation to determine the total impairment charge, the Company also estimated the fair value of significant tangible and intangible long-lived assets of its PSG reporting unit, which is a part of the Company's commercial printing segment. These tangible and intangible long-lived assets were valued using appropriate valuation techniques for assets of their nature, such as the relief-from-royalty and income approaches.

As a result of its goodwill and long-lived asset impairment analysis, the Company recorded non-cash impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived trade name and $27.2 million related to customer relationships in its PSG reporting unit. The Company finalized the analysis on its PSG reporting unit during the fourth quarter of 2010 and determined no further modification to previously recognized charges was necessary. The Company believes that these charges primarily resulted from reductions in the estimated fair value of this reporting unit due to: (i) higher discount rates applied to lower estimated future cash flows and (ii) continued economic uncertainty, which has increased customer cost awareness resulting in continued price pressures, lower page counts, and a shift from historical web and sheet-fed print products to lower cost digital print products.

Other intangible assets are as follows:

	2011					2010			
(in thousands)	**Weighted Average Remaining Amortization Period (Years)**	**Gross Carrying Amount**	**Accumulated Impairment Charges**	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Impairment Charges	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:									
Customer relationships	**11**	**$166,652**	**$(27,234)**	**$(54,911)**	**$ 84,507**	$165,635	$(27,234)	$(46,102)	$ 92,299
Trademarks and tradenames	**24**	**23,481**	**—**	**(5,620)**	**17,861**	22,521	—	(4,685)	17,836
Patents	**8**	**3,528**	**—**	**(2,583)**	**945**	3,028	—	(2,292)	736
Non-compete agreements	**1**	**510**	**—**	**(439)**	**71**	1,616	—	(1,444)	172
Other	**7**	**600**	**—**	**(161)**	**439**	802	—	(293)	509
Subtotal	**13**	**194,771**	**(27,234)**	**(63,714)**	**103,823**	193,602	(27,234)	(54,816)	111,552
Intangible assets with indefinite lives:									
Trademarks		**141,740**	**(22,000)**	**—**	**119,740**	141,740	(22,000)	—	119,740
Total		**$336,511**	**$(49,234)**	**$(63,714)**	**$223,563**	$335,342	$(49,234)	$(54,816)	$231,292

Annual amortization expense of intangible assets for the next five years is estimated to be as follows :

(in thousands)	Annual Estimated Expense
2012	$10,261
2013	10,025
2014	9,785
2015	9,698
2016	7,989

7. Other Current Liabilities

Other current liabilities are as follows:

(in thousands)	2011	2010
Accrued interest expense	**$ 24,547**	$ 25,089
Accrued customer rebates	**20,557**	21,065
Restructuring liabilities	**6,241**	6,786
Other accrued liabilities	**44,562**	44,856
	$ 95,907	$ 97,796

8. Long-Term Debt

Long-term debt is as follows:

(in thousands)	2011	2010
Revolving credit facility, due 2014	**$ —**	$ —
7⅞% senior subordinated notes, due 2013	**284,878**	296,270
8⅜% senior subordinated notes, due 2014 ($25.2 million and $32.2 million outstanding principal amount as of the years ended 2011 and 2010, respectively)	**25,424**	32,610
Term Loan B, due 2016 ($356.2 million and $380.0 million outstanding principal amount as of the years ended 2011 and 2010, respectively)	**353,033**	376,200
10½% senior notes, due 2016	**170,000**	170,000
8⅞% senior second lien notes, due 2018 ($400.0 million outstanding principal amount as of the years ended 2011 and 2010)	**397,704**	397,432
Other debt including capital leases	**15,304**	21,491
	1,246,343	1,294,003
Less current maturities	**(8,809)**	(10,098)
Long-term debt	**$1,237,534**	$1,283,905

The estimated fair value of the Company's long-term debt was approximately $1.1 billion and $1.3 billion as of the years ended 2011 and 2010, respectively. The fair value was determined by the Company to be Level 2 under the fair value hierarchy and was based upon quoted market values and financing options available to the Company with similar terms and maturities. Interest expense in 2011 reflected average outstanding debt of approximately $1.4 billion and a weighted average interest rate of 8.0%, compared to the average outstanding debt of approximately $1.3 billion and a weighted average interest rate of 8.7% in 2010. Cash interest payments on long-term debt were $111.0 million, $102.7 million and $103.7 million in 2011, 2010 and 2009, respectively.

2010 Credit Facilities and Debt Compliance

On December 21, 2010, the Company entered into the 2010 Credit Facilities. The proceeds of the 2010 Credit Facilities were used to refinance the Company's revolving credit facility due 2012 ("2006 Revolving Credit Facility") and its term loans and delayed-draw term loans due 2013 ("Term Loans", collectively with the 2006 Revolving Credit Facility, the "Amended Credit Facilities"). The 2010 Credit Facilities extended the maturity of approximately one quarter of the Company's total debt and enhanced its liquidity by extending the maturity of the 2006 Revolving Credit Facility. Proceeds from the 2010 Credit Facilities together with available cash were used to repay the outstanding Term Loans, accrued interest thereon and to pay certain fees and expenses incurred related to the 2010 Credit Facilities. The Term Loan B was issued at a discount of $3.8 million, of which $3.2 million remains unamortized as of the year ended 2011.

Borrowing rates under the 2010 Credit Facilities are selected at the Company's option at the time of each borrowing and are generally based on London Interbank Offered Rate ("LIBOR") or the prime rate publicly announced by Bank of America, N.A. from time to time, in each case plus a specified interest rate margin. With respect to the Term Loan B, LIBOR based borrowings will not have an interest rate of less than 1.50% per annum plus an applicable margin of 4.75% per annum, and prime rate borrowings will not have an interest rate of less than 2.50% per annum plus an applicable margin of 3.75% per annum. The Company also pays a commitment fee on unused revolving loan commitments of 0.75% per annum. All revolving loans mature on December 21, 2014 and the Term Loan B amortizes in quarterly installments equal to 1% per year, which commenced on March 21, 2011, with the remaining principal amounts due at maturity on December 21, 2016, in each case subject to certain conditions that could result in an earlier maturity.

The 2010 Credit Facilities contain certain restrictions that, among other things and with certain exceptions, limit the ability of the Company to incur additional indebtedness, prepay subordinated debt, transfer assets outside of the Company, pay dividends or repurchase shares of the Company's common stock. The 2010 Credit Facilities also contain customary financial covenants, including a maximum Consolidated Leverage Covenant, a maximum Consolidated First Lien Leverage Covenant and a minimum Consolidated Interest Coverage Covenant. All three of these financial covenants were reset as a result of the 2010 Credit Facilities. The Consolidated Leverage Covenant threshold, with which the Company must be in pro forma compliance at all times, now requires the Company to not exceed 6.50:1.00 at any time during fiscal year 2011, then steps down in 0.25 increments beginning in the second quarter of 2012 until it reaches 5.50:1.00 during fiscal year 2014 and remains at that level for the remainder of the term. The Consolidated First Lien Leverage Covenant now requires the Company to not exceed 2.50:1.00 through the second quarter of 2012, then steps down to 2.25:1.00 and remains at that level for the remainder of the term. The Consolidated Interest Coverage Covenant now requires the Company to not be less than 1.50:1.00 through the fourth quarter of 2011, then steps up incrementally, reaching 1.75:1.00 in 2013 and remains at that level for the remainder of the term.

The obligations under the 2010 Credit Facilities are guaranteed by the Company and each existing and future direct and indirect domestic subsidiary of the Company. The 2010 Credit Facilities are secured by a first priority perfected security interest in substantially all assets of the Company and its domestic subsidiaries. As the 2010 Credit Facilities have senior secured and first priority lien position in the Company's capital structure and the most restrictive covenants, then provided the Company is in compliance with the 2010 Credit Facilities, the Company would also be in compliance, in most circumstances, with the Company's incurrence tests within all of the Company's debt indentures.

Any default under the 2010 Credit Facilities would prevent the Company from borrowing additional amounts and could cause the indebtedness outstanding under the 2010 Credit Facilities and, by reason of cross-acceleration or cross-default provisions, all of the aforementioned notes and any other indebtedness the Company may then have, to become immediately due and payable.

As of the year ended 2011, the Company was in compliance with all debt agreement covenants. The Company anticipates being in compliance with all of its debt agreements throughout its 2012 fiscal year.

In connection with the issuance of the 2010 Credit Facilities, the Company incurred a loss on early extinguishment of debt of $7.0 million, of which $4.8 million relates to fees paid to consenting lenders and $2.2 million relates to the write-off of previously unamortized debt issuance costs. In addition, the Company capitalized $5.3 million, of which $3.4 million relates to fees paid to consenting lenders and $1.9 million relates to expenses, both of which are being amortized over the remaining life of the 2010 Credit Facilities.

On October 28, 2011, the Company completed the 2011 Amendment to allow the Company to repurchase up to $30 million of its outstanding notes, subject to a maximum leverage ratio and the satisfaction of certain other conditions. In connection with the Amendment, the Company paid $2.6 million to consenting lenders and related fees, which will be capitalized and amortized to interest expense, net in the consolidated statement of operations over the remaining life of the 2010 Credit Facilities. The Company may from time to time seek to purchase its outstanding notes in open market purchases, privately negotiated transactions or other means. Such repurchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors.

8⅞% Notes Issuance and 2010 Refinancing

On February 5, 2010, the Company issued $400 million of 8⅞% senior second lien notes ("8⅞% Notes") that were sold with registration rights to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The 8⅞% Notes were issued at a discount of approximately $2.8 million, of which approximately $2.3 million and $2.6 million remained unamortized as of the years ended 2011 and 2010, respectively. Net proceeds after fees and expenses were used to pay down $300.0 million of the Company's Term Loans and $88.0 million outstanding under the 2006 Revolving Credit Facility.

The 8⅞% Notes were issued pursuant to an indenture among Cenveo, Inc., certain subsidiary guarantors and Wells Fargo Bank, National Association, as trustee, and an Intercreditor Agreement among Cenveo, Inc., certain subsidiary guarantors, Bank of America, N.A., as first lien agent and control agent, and Wells Fargo Bank, National Association, as second lien collateral agent. The 8⅞% Notes pay interest semi-annually on February 1 and August 1, commencing August 1, 2010. The 8⅞% Notes have no required principal payments prior to their maturity on February 1, 2018. The 8⅞% Notes are guaranteed on a senior secured basis by Cenveo, Inc. and substantially all of its domestic subsidiaries with a second priority lien on substantially all of the assets that secure the 2010 Credit Facilities, and on a senior unsecured basis by substantially all of the Canadian subsidiaries. As such the 8⅞% Notes rank pari passu with all the Company's senior debt and senior in right of payment to all of the Company's subordinated debt. The Company can redeem the 8⅞% Notes, in whole or in part, on or after February 1, 2014, at redemption prices ranging from 100.0% to approximately 104.4%, plus accrued and unpaid interest. In addition, at any time prior to February 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of certain public equity offerings. The Company may also redeem up to 10% of the aggregate principal amount of notes per twelve-month period before February 1, 2014 at a redemption price of 103% of the principal amount, plus accrued and unpaid interest, and redeem some or all of the notes before February 1, 2014 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a "make whole" premium. Each holder of the 8⅞% Notes has the right to require the Company to repurchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, upon the occurrence of certain events specified in the indenture that constitute a change in control. The 8⅞% Notes contain customary covenants, representations and warranties, plus a consolidated secured debt to consolidated cash flow liens incurrence test. In order to fulfill its registration rights obligations, on April 28, 2010, the Company launched a registered exchange offer ("Exchange Offer") to exchange any and all of its outstanding unregistered 8⅞% Notes for publicly tradable notes having substantially identical terms and guarantees, except that the exchange notes will be freely tradable. The Exchange Offer expired on May 26, 2010, and nearly all unregistered 8⅞% Notes were exchanged for registered 8⅞% Notes.

In connection with the 2010 Refinancing, the Company incurred a loss on early extinguishment of debt of $2.6 million, of which $1.1 million relates to the write-off of previously unamortized debt issuance costs and $1.5 million relates to fees paid to consenting lenders. In addition, the Company capitalized $2.1 million of which $1.5 million relates to amendment expenses and $0.6 million relates to fees paid to consenting lenders, both of which will be amortized over the remaining life of the Amended Credit Facilities. In connection with the issuance of the 8⅞% Notes, the Company capitalized $9.4 million of which $7.6 million relates to fees paid to consenting lenders and $1.8 million relates to offering expenses, all of which will be amortized over the eight year life of the 8⅞% Notes.

10½% Notes

On June 13, 2008, the Company issued the 10½% senior notes ("10½% Notes") upon the conversion of the Company's Senior Unsecured Loan. The 10½% Notes were then sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and to certain non-United States persons in accordance with Regulation S under the Securities Act of 1933. The Company did not receive any net proceeds as a result of this transaction. The 10½% Notes pay interest semi-annually on February 15 and August 15, and have no required principal payments prior to their maturity on August 15, 2016. The Company can redeem the 10½% Notes, in whole or in part, on or after August 15, 2012, at redemption prices ranging from 100% to 105¼%, plus accrued and unpaid interest.

Upon the issuance of the 10½% Notes and the conversion of the Senior Unsecured Loan, the Company incurred a loss on early extinguishment of debt of $4.2 million related to the write-off of unamortized debt issuance costs. The Company also capitalized debt issuance costs of approximately $5.3 million, which are being amortized over the life of the 10½% Notes.

In 2009, the Company purchased in the open market approximately $5.0 million of its 10½% Notes and retired them for $3.3 million plus accrued and unpaid interest. In connection with the retirement of these 10½% Notes, the Company recorded a gain on early extinguishment of debt of $1.6 million, which included $0.1 million of unamortized deferred costs. These open market purchases were made within permitted restricted payment limits under the Company debt agreements.

8⅜% Notes

On March 7, 2007, in connection with the acquisition of Cadmus Communications Corporation ("Cadmus"), the Company assumed the 8⅜% senior subordinated notes, due 2014 ("8⅜% Notes"), which pay interest semi-annually on June 15 and December 15, and require no principal payments prior to maturity on June 15, 2014. Also in connection with the acquisition, the Company recorded a $2.8 million increase to the value of the 8⅜% Notes to record them at their fair value, which fair value increase is being amortized over the life of the 8⅜% Notes.

In 2011, the Company purchased in the open market approximately $7.0 million of its 8⅜% Notes and retired them for $5.4 million plus accrued and unpaid interest. In connection with the retirement of these 8⅜% Notes, the Company recorded a gain on early extinguishment of debt of $1.7 million, which included the write-off of $0.1 million of the above noted fair value increase to the 8⅜% Notes. In 2009, the Company purchased in the open market approximately $40.1 million of its 8⅜% Notes and retired them for $23.0 million plus accrued and unpaid interest. In connection with the retirement of these 8⅜% Notes, the Company recorded a gain on early extinguishment of debt of $17.6 million, which included the write off of $0.6 million of the above noted fair value increase to the 8⅜% Notes and $0.1 million of fees. These open market purchases were made within permitted restricted payment limits under the Company debt agreements.

7⅞% Notes

In 2004, the Company issued $320.0 million of the 7⅞% senior subordinated notes due 2013 ("7⅞% Notes"), with semi-annual interest payments due on June 1 and December 1, and no required principal payments prior to the maturity on December 1, 2013. The Company may redeem these notes, in whole or in part, at redemption prices from 103.938% to 100%, plus accrued and unpaid interest.

In 2011, the Company purchased in the open market approximately $11.4 million of its 7⅞% Notes and retired them for $9.0 million plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, the Company recorded a gain on early extinguishment of debt of $2.4 million, which included the write off of $0.1 million of unamortized debt issuance costs. In 2009, the Company purchased in the open market approximately $7.1 million of its 7⅞% Notes and retired them for $4.3 million plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, the Company recorded a gain on early extinguishment of debt of $2.8 million, which included the write off of $0.1 million of unamortized debt issuance costs. These open market purchases were made within permitted restricted payment limits under the Company debt agreements.

Other Debt

Other debt as of the year ended 2011 primarily consisted of equipment loans. Of this debt, $12.8 million had an average fixed interest rate of 4.5% while $2.5 million had variable interest rates with an average interest rate of 1.1%.

The aggregate annual maturities for long-term debt, are as follows :

(in thousands)	
2012	$ 8,809
2013	293,505
2014	32,665
2015	5,624
2016	511,000
Thereafter	400,000
	$1,251,603

Interest Rate Swaps

From time to time the Company enters into interest rate swap agreements to hedge interest rate exposure of notional amounts of its floating rate debt. As of the year ended 2011, the Company did not have any outstanding interest rate swap obligations. As of the year ended 2010, the Company had $200.0 million of de-designated interest rate swap agreements that had not been terminated all of which were redeemed in 2011. Ineffectiveness, as a result of these de-designations, was marked-to-market through interest expense, net in the consolidated statement of operations. The fair value of these de-designated swaps were recorded in accumulated other comprehensive loss in the consolidated balance sheet and were amortized to interest expense, net in the consolidated statement of operations. For the year ended 2011, income from ineffectiveness of $2.2 million and expense of $2.2 million, respectively, relating to the amortization from accumulated other comprehensive loss (Note 15) was recorded in interest expense, net in the consolidated statement of operations. For the year ended 2010, income from ineffectiveness of $1.4 million and expense of $1.9 million relating to the amortization from accumulated other comprehensive loss (Note 15) was recorded in interest expense, net in the consolidated statement of operations.

The Company's interest rate swaps were valued using discounted cash flows, as no quoted market prices exist for the specific instruments. The primary inputs to the valuation are maturity and interest rate yield curves, specifically three-month LIBOR, using commercially available market sources. The interest rate swaps are categorized as Level 2 as required by the Fair Value Measurements and Disclosures Topic of the ASC 820. The table below presents the fair value of the Company's interest rate swaps, which was included in other current liabilities in the Company's consolidated balance sheet:

(in thousands)	**2011**	2010
Interest Rate Swaps (ineffective)	**$ —**	$ 2,222

Subsequent events

In the first quarter of 2012, the Company purchased in the open market approximately $13.8 million, $2.0 million and $5.0 million of its 7⅞% Notes, 8⅜% Notes and 10½% Notes, respectively, and retired them for $12.2 million, $1.6 million and $4.9 million, respectively, plus accrued and unpaid interest. In connection with the retirement of these 7⅞% Notes, 8⅜% Notes and the 10½% Notes, the Company will record a gain on early extinguishment of debt of approximately $2.1 million, which includes the write-off of $0.1 million of unamortized debt issuance costs in the first quarter of 2012.

In February of 2012, the Company amended its 2010 Credit Facilities ("2012 Amendment"), to increase its restricted dispositions basket in order to divest its documents and forms business. The 2012 Amendment required that 25% of net proceeds be used to repay the Term Loan B and requires that the remaining amount be used to reinvest in the business. The 2012 Amendment allows the Company to repay junior debt in an amount equal to 75% of the net proceeds.

9. Fair Value Measurement

Certain assets and liabilities of the Company are required to be recorded at fair value on either a recurring or non-recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The fair value of the Company's cash and cash equivalents, accounts receivable, net, current maturities of long-term debt and accounts payable approximate their carrying value due to their short term nature. On a recurring basis, the Company records its interest rate swap contracts (Note 8) and its pension and other postretirement plan assets (Note 13) at fair value. The table below presents carrying value and fair value of these assets and liabilities of the Company as of the years ended 2011 and 2010:

	2011		2010	
(in thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Cash and cash equivalents	**$ 17,753**	**$ 17,753**	$ 49,749	$ 49,749
Accounts receivable, net	**288,483**	**288,483**	254,453	254,453
Current maturities of long-term debt	**8,809**	**8,809**	10,098	10,098
Accounts payable	**186,648**	**186,648**	163,340	163,340

The Company is required, on a non-recurring basis, to adjust the carrying value of its long-lived assets held (Note 5), goodwill and other intangible assets (Note 6) and deferred tax assets (Note 10). These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. The Company also records the assets and liabilities assumed in its acquisitions (Note 2) at fair value.

10. Income Taxes

Income Tax Expense (Benefit)

Income (loss) from continuing operations before income taxes was as follows for the years ended:

(in thousands)	**2011**	2010	2009
Domestic	**$3,617**	$(259,866)	$(76,430)
Foreign	**4,832**	8,966	5,801
	$8,449	$(250,900)	$(70,629)

Income tax expense (benefit) on income (loss) from continuing operations consisted of the following for the years ended:

(in thousands)	**2011**	2010	2009
Current tax expense (benefit):			
Federal	**$(4,113)**	$ (5,574)	$ (7,714)
Foreign	**1,361**	1,655	2,276
State	**436**	(468)	727
	(2,316)	(4,387)	(4,711)
Deferred expense (benefit):			
Federal	**11,165**	(39,373)	(14,018)
Foreign	**1,000**	(278)	313
State	**(372)**	(9,164)	(3,177)
	11,793	(48,815)	(16,882)
Income tax expense (benefit)	**$ 9,477**	$(53,202)	$(21,593)

The Company's current tax expense (benefit) for the year ended 2011 includes a tax benefit of $5.1 million for the utilization of income tax loss carryforwards and credits.

A reconciliation of the expected tax expense (benefit) based on the federal statutory tax rate to the Company's actual income tax expense (benefit) is summarized as follows for the years ended:

(in thousands)	**2011**	2010	2009
Expected tax expense (benefit) at federal statutory income tax rate	**$ 2,957**	$(87,815)	$(24,719)
State and local income tax expense (benefit)	**2,314**	(5,686)	(1,795)
Change in valuation allowance	**(2,592)**	(352)	356
Change in contingency reserves	**(84)**	(3,810)	265
Non-U.S. tax rate differences	**670**	(1,762)	560
Non-deductible goodwill	**—**	41,522	—
Non-deductible expenses	**6,863**	3,236	4,504
Other	**(651)**	1,465	(764)
Income tax expense (benefit)	**$ 9,477**	$(53,202)	$(21,593)

Deferred Income Taxes

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes, but have not yet been recorded in the consolidated statements of operations. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities of the Company, were as follows:

(in thousands)	**2011**	2010
Deferred tax assets:		
Net operating loss carryforwards	**$ 99,523**	$ 101,050
Compensation and benefit related accruals	**68,350**	53,253
Foreign tax credit carryforwards	**16,661**	16,661
Alternative minimum tax credit carryforwards	**8,526**	9,046
Accounts receivable	**2,696**	2,828
Restructuring accruals	**11,468**	12,626
Accrued tax and interest	**1,446**	1,357
Other	**8,737**	11,848
Valuation allowance	**(21,518)**	(24,110)
Total deferred tax assets	**195,889**	184,559
Deferred tax liabilities:		
Property, plant and equipment	**(52,467)**	(51,275)
Goodwill and other intangible assets	**(68,487)**	(68,872)
Inventory	**3,869**	1,560
Other	**(9,217)**	(8,805)
Total deferred tax liabilities	**(126,302)**	(127,392)
Net deferred tax asset	**$ 69,587**	$ 57,167

The net deferred tax asset (liability) included the following:

(in thousands)	**2011**	2010
Current deferred tax asset (included in prepaid and other current assets)	**$ 28,718**	$ 26,041
Long-term deferred tax asset (included in other assets, net)	**40,869**	31,126
Total	**$ 69,587**	$ 57,167

The Company has federal and state net operating loss carryforwards. The tax effect of these attributes was $99.5 million as of the year ended 2011. Federal net operating loss carryforwards of $255.0 million will expire from 2022 through 2030, foreign tax credit carryforwards of $16.7 million will expire from 2012 through 2015 and alternative minimum tax credit carryforwards of $8.5 million, which do not have an expiration date.

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under ASC 740, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance. As a result, in the fourth quarter of 2011 and 2010, the Company reduced its valuation allowance by approximately $2.6 million and $0.4 million, respectively, primarily due to the release of valuation allowance against state net operating loss carryforwards.

The remaining portion of the Company's valuation allowance as of the year ended 2011 will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the remaining deferred tax assets will be realized. The Company believes that the remaining deferred tax assets are more likely than not to be realized based upon consideration of all positive and negative evidence, including its operating results and forecast of future taxable income, on a jurisdiction by jurisdiction basis. When sufficient positive evidence exists, the Company's income tax expense will be reduced by the decrease in its valuation allowance. An increase or reversal of the Company's valuation allowance could have a significant adverse or positive impact on the Company's future consolidated financial position and statement of operations.

Uncertain Tax Positions

The Company accounts for uncertain tax positions by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. During 2011, the Company did not reduce its liability for uncertain tax positions. In 2010, the Company reduced its liability for uncertain tax positions by $10.7 million, net of deferred tax assets of $3.9 million, as a result of the expiration of certain statutes of limitations. As a result, in 2010, income tax benefits of $2.8 million are included in income from discontinued operations, net of taxes, in the consolidated statement of operations. The Company does not anticipate significant changes to its unrecognized tax benefits in the next twelve months. The balance of the Company's remaining unrecognized tax benefits as of the year ended 2011 includes $2.2 million of tax benefits that, if recognized would affect the effective tax rate, which is included in other liabilities. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company accrued interest of $0.2 million during 2011 and, in total, as of the year ended 2011, has recognized no liabilities for penalties and liabilities of $1.7 million for interest.

The Company's unrecognized tax benefit activity for the years ended 2009, 2010 and 2011 was as follows:

(in thousands)	
Unrecognized tax benefit – As of year end 2008	$17,177
Gross increases - tax positions in prior period	203
Gross decreases - expiration of applicable statute of limitations	(7,798)
Unrecognized tax benefit – As of year end 2009	9,582
Gross decreases - tax positions in prior period	(40)
Gross decreases - expiration of applicable statute of limitations	(7,316)
Unrecognized tax benefit – As of year end 2010	2,226
Gross decreases - tax positions in prior period	—
Gross decreases - expiration of applicable statute of limitations	—
Unrecognized tax benefit – As of year end 2011	**$ 2,226**

The Internal Revenue Service ("IRS") has examined the Company's federal income tax returns through 2008. The Company's federal income tax returns for tax years after 2004 through 2006 remain subject to examination by the IRS due to a federal net operating loss generated in those years. Although the IRS has audited the Company's tax returns for 2007 and 2008, those returns remain subject to examination under the statute of limitations. However, a re-examination of the 2007 and 2008 tax returns is not likely. The various states in which the Company is subject to income tax are generally open for the tax years after 2006. In Canada, the Company remains subject to audit for tax years after 2003. The Company does not believe that the outcome of any examination will have a material impact on its consolidated financial statements.

Current Taxes and Cash Taxes

As of the years ended 2011 and 2010, the Company had income tax receivables of $1.5 million included in other current assets and income taxes payable of $1.2 million included in other current liabilities, respectively. Net cash payments (refunds) for income taxes were $2.1 million in 2011, $(3.0) million in 2010 and $1.5 million in 2009.

11. Restructuring, Impairment and Other Charges

Cost Savings, Restructuring and Integration Plans

In addition to the other restructuring plans implemented by the Company's segments described below, the Company currently has one active and five residual cost savings, restructuring and integration plans: (i) the plan related to the integration of the EPG acquisition (the "EPG Plan") and (ii) the plans related to the integration of the Nashua Corporation and Glyph acquisitions (collectively with the EPG Plan the "Acquisition Integration Plans"), the 2009 Cost Savings and Restructuring Plan, the 2007 Cost Savings and Integration Plan and the 2005 Cost Savings and Restructuring Plan (collectively referred to as the "Residual Plans"). As a result of these cost savings actions, over the last six years the Company has closed or consolidated a significant amount of manufacturing facilities including, five manufacturing facilities in 2011, and has had a significant number of headcount reductions, including approximately 700 employees in 2011.

Other Restructuring Plans

In 2011, the envelopes and labels and commercial printing segments have implemented further cost savings initiatives ("Other Restructuring Plans") in order to provide enhanced customer service, centralize various back office functions or rationalize their businesses. These Other Restructuring Plans also include the realignment of certain manufacturing platforms, which has resulted in the closure and consolidation of two commercial printing plants into our existing operations. The cumulative total costs incurred through the year ended 2011 related to this plan for envelopes and labels, commercial printing and corporate were approximately $1.0 million, $1.5 million and $0.2 million, respectively. The Company anticipates that these initiatives will be completed in 2012.

Acquisition Integration Plans

Upon the completion of the EPG acquisition, the Company developed and implemented its plan to integrate EPG into its existing envelope operations. Since the date of acquisition, activities related to the EPG Plan have included the closure and consolidation of three manufacturing facilities into the Company's existing operations and the elimination of duplicative headcount. Upon the acquisition of Glyph, the Company developed and implemented its plan to integrate Glyph into its existing operations. In 2010, these activities have included the elimination of duplicative headcount and the closure of a sales office. Upon the acquisition of Nashua, the Company developed and implemented its plan to integrate Nashua into its existing operations. Since the acquisition date, activities related to Nashua have included the closure and consolidation of two manufacturing facilities into existing operations and elimination of duplicative headcount and public company costs. The cumulative total costs incurred through the year ended 2011 related to these plans for envelopes and labels and commercial printing were approximately $11.8 million and $0.2 million, respectively. The Company completed the Nashua and Glyph plans in 2010 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations and ongoing expenses related to maintaining restructured assets. The Company anticipates that the integration of EPG will continue into 2012 and may include additional closure or consolidation of manufacturing facilities and further headcount reductions.

2009 Cost Savings and Restructuring Plan

In 2009, the Company developed and implemented a cost savings and restructuring plan to reduce its operating costs and realign its manufacturing platform in order to compete effectively during the economic downturn. As part of this plan, the Company continued to implement cost savings initiatives throughout its operations, closed and consolidated manufacturing facilities into existing operations and reduced headcount. The cumulative total costs incurred through the year ended 2011 related to this plan for envelopes and labels, commercial printing and corporate were approximately $23.5 million, $78.8 million and $4.7 million, respectively. The Company completed this plan in 2010 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

2007 Cost Savings and Integration Plan

In 2007, the Company formulated its cost savings and integration plan related to acquisitions that took place that year. As part of this plan, the Company closed and consolidated manufacturing facilities into existing or acquired operations and reduced headcount. The cumulative total costs incurred through the year ended 2011 related to this plan for envelopes and labels, commercial printing and corporate were approximately $14.8 million, $32.5 million and $0.5 million, respectively. The Company completed the implementation of this plan in 2008 and does not anticipate any significant future expenses, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

2005 Cost Savings and Restructuring Plan

In 2005, as a result of a new senior management team, the Company formulated its 2005 Cost Savings and Restructuring Plan, which included consolidating purchasing activities and manufacturing platform, reducing corporate and field human resources, streamlining information technology infrastructure and eliminating discretionary spending. As part of this plan, the Company, closed and consolidated manufacturing facilities into existing operations and reduced headcount. The cumulative total costs incurred through the year ended 2011 related to this plan for envelopes and labels, commercial printing and corporate were approximately $34.0 million, $74.3 million and $30.8 million, respectively. The Company completed the implementation of this plan in 2006 and does not anticipate any future expenses related to this plan as all liabilities incurred with this plan have been settled, other than modifications to its current assumptions for lease terminations, multi-employer pension withdrawal liabilities and ongoing expenses related to maintaining restructured assets.

Goodwill and Other Long-Lived Asset Impairments

2010

In the third quarter of 2010, the Company recorded non-cash, impairment charges of $132.2 million related to goodwill and $49.2 million related to other long-lived assets, of which $22.0 million related to an indefinite lived trade name and $27.2 million related to customer relationships in its PSG reporting unit.

The following tables present the details of the expenses recognized as a result of these plans.

2011 Activity

Restructuring and impairment charges for the year ended 2011 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes and Labels							
Other Restructuring Plans	$1,001	$ —	$ —	$ —	$ —	$ —	$ 1,001
2009 Plan	387	—	31	242	(156)	426	930
2007 Plan	—	—	—	23	—	(32)	(9)
2005 Plan	—	—	—	—	—	41	41
Acquisition Integration Plans	2,130	852	1,898	107	—	695	5,682
Total Envelopes and Labels	3,518	852	1,929	372	(156)	1,130	7,645
Commercial Printing							
Other Restructuring Plans	741	224	94	134	—	257	1,450
2009 Plan	(154)	1,820	525	1,713	1,969	1,996	7,869
2007 Plan	—	77	—	287	(376)	212	200
2005 Plan	—	—	—	3	—	6	9
Acquisition Integration Plans	—	—	—	—	—	—	—
Subtotal	587	2,121	619	2,137	1,593	2,471	9,528
Asset Impairments	—	—	—	—	—	—	—
Total Commercial Printing	587	2,121	619	2,137	1,593	2,471	9,528
Corporate							
Other Restructuring Plans	225	—	—	—	—	—	225
2009 Plan	—	—	—	15	—	355	370
2007 Plan	—	—	—	9	—	—	9
2005 Plan	—	—	—	58	—	(23)	35
Total Corporate	225	—	—	82	—	332	639
Total Restructuring and Impairment Charges	$4,330	$2,973	$2,548	$2,591	$1,437	$3,933	$17,812

2010 Activity

Restructuring and impairment charges for the year ended 2010 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes and Labels							
2009 Plan	$ 3,515	$ 64	$ 191	$ 278	$2,326	$ 573	$ 6,947
2007 Plan	—	—	—	53	—	69	122
2005 Plan	—	—	—	(73)	77	83	87
Acquisition Integration Plans	1,451	1,830	721	197	—	708	4,907
Total Envelopes and Labels	4,966	1,894	912	455	2,403	1,433	12,063
Commercial Printing							
2009 Plan	4,432	3,008	2,216	6,298	6,315	4,578	26,847
2007 Plan	—	1,108	—	39	74	487	1,708
2005 Plan	—	(165)	—	622	—	369	826
Acquisition Integration Plans	78	—	—	164	—	—	242
Subtotal	4,510	3,951	2,216	7,123	6,389	5,434	29,623
Asset Impairments	—	181,419	—	—	—	—	181,419
Total Commercial Printing	4,510	185,370	2,216	7,123	6,389	5,434	211,042
Corporate							
2009 Plan	1,780	—	—	352	—	500	2,632
2007 Plan	—	—	—	—	—	4	4
2005 Plan	—	—	—	299	—	110	409
Total Corporate	1,780	—	—	651	—	614	3,045
Total Restructuring and Impairment Charges	$11,256	$187,264	$3,128	$8,229	$8,792	$7,481	$226,150

2009 Activity

Restructuring and impairment charges for the year ended 2009 were as follows:

(in thousands)	Employee Separation Costs	Asset Impairments net of gain on sale	Equipment Moving Expenses	Lease Termination Expenses	Multi-employer Pension Withdrawal Expenses	Building Clean-up & Other Expenses	Total
Envelopes and Labels							
2009 Plan	$ 5,505	$ 2,944	$1,863	$3,126	$ —	$2,196	$15,634
2007 Plan	122	67	—	140	—	182	511
2005 Plan	—	—	—	(203)	—	279	76
Acquisition Integration Plans	710	35	211	159	—	69	1,184
Total Envelopes and Labels	6,337	3,046	2,074	3,222	—	2,726	17,405
Commercial Printing							
2009 Plan	12,842	11,077	3,427	1,687	11,303	3,728	44,064
2007 Plan	87	981	59	(51)	2,133	698	3,907
2005 Plan	—	18	14	419	—	322	773
Total Commercial Printing	12,929	12,076	3,500	2,055	13,436	4,748	48,744
Corporate							
2009 Plan	1,156	143	—	210	—	184	1,693
2007 Plan	29	—	—	3	—	67	99
2005 Plan	—	—	—	93	—	—	93
Total Corporate	1,185	143	—	306	—	251	1,885
Total Restructuring and Impairment Charges	$20,451	$15,265	$5,574	$5,583	$13,436	$7,725	$68,034

A summary of the activity related to the restructuring liabilities for the restructuring, acquisition and integration plans was as follows:

Other Restructuring Plans (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up, Equipment Moving and Other Expenses	Total
Balance as of year end 2010	$ —	$ —	$ —	$ —	$ —
Accruals, net	**134**	**1,967**	**—**	**351**	**2,452**
Payments	**(88)**	**(1,166)**	**—**	**(351)**	**(1,605)**
Balance as of year end 2011	**$ 46**	**$ 801**	**$ —**	**$ —**	**$ 847**

2009 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up, Equipment Moving and Other Expenses	Total
Balance as of year end 2009	$ 2,224	$ 3,403	$ 11,303	$ 140	$ 17,070
Accruals, net	6,928	9,727	8,641	5,651	30,947
Payments	(4,755)	(11,797)	(432)	(5,791)	(22,775)
Balance as of year end 2010	4,397	1,333	19,512	—	25,242
Accruals, net	**1,970**	**233**	**1,813**	**3,333**	**7,349**
Payments	**(3,488)**	**(1,296)**	**(1,263)**	**(3,333)**	**(9,380)**
Balance as of year end 2011	**$ 2,879**	**$ 270**	**$20,062**	**$ —**	**$23,211**

2007 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up, Equipment Moving and Other Expenses	Total
Balance as of year end 2009	$ 1,641	$ 1	$ 3,156	$ —	$ 4,798
Accruals, net	92	—	74	560	726
Payments	(620)	(1)	—	(560)	(1,181)
Balance as of year end 2010	1,113	—	3,230	—	4,343
Accruals, net	**319**	**—**	**(376)**	**182**	**125**
Payments	**(553)**	**—**	**(378)**	**(182)**	**(1,113)**
Balance as of year end 2011	**$ 879**	**$ —**	**$ 2,476**	**$ —**	**$ 3,355**

2005 Plan (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up, Equipment Moving and Other Expenses	Total
Balance as of year end 2009	$ 1,678	$ —	$ 88	$ —	$ 1,766
Accruals, net	848	—	77	562	1,487
Payments	(1,567)	—	(119)	(562)	(2,248)
Balance as of year end 2010	959	—	46	—	1,005
Accruals, net	**61**	**—**	**—**	**24**	**85**
Payments	**(1,020)**	**—**	**(46)**	**(24)**	**(1,090)**
Balance as of year end 2011	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**

Acquisition Integration Plans (in thousands)	Lease Termination	Employee Separation Costs	Pension Withdrawal Liabilities	Building Clean-up, Equipment Moving and Other Expenses	Total
Balance as of year end 2009	$ 2,791	$ 532	$ —	$ —	$ 3,323
Accruals, net	361	1,529	—	708	2,598
Payments	(1,509)	(1,834)	—	(708)	(4,051)
Balance as of year end 2010	1,643	227	—	—	1,870
Accruals, net	**107**	**2,130**	**—**	**2,593**	**4,830**
Payments	**(404)**	**(1,865)**	**—**	**(2,593)**	**(4,862)**
Balance as of year end 2011	**$ 1,346**	**$ 492**	**$ —**	**$ —**	**$ 1,838**

12. Stock-Based Compensation

The Company's 2007 Long-Term Equity Incentive Plan, as amended and approved in May 2008 (the "2007 Plan") authorizes the issuance of up to 4,500,000 shares of the Company's common stock. Upon approval of the 2007 Plan, the Company ceased making awards under its prior equity plans, including the Company's 2001 Long-Term Equity Incentive Plan. Unused shares previously authorized under prior plans have been rolled over into the 2007 Plan and increased the total number of shares authorized for issuance under the 2007 Plan by 270,000 shares as of the year ended 2011.

The Company's outstanding unvested stock options have maximum contractual terms of up to six years, principally vest ratably over four years and were granted at exercise prices equal to the market price of the Company's common stock on the date of grant. The Company's outstanding stock options are exercisable into shares of the Company's common stock. The Company's outstanding restricted share units ("RSUs") principally vest ratably over four years. Upon vesting, RSUs convert into shares of the Company's common stock. The Company currently issues authorized shares of common stock upon vesting of restricted shares or the exercise of other equity awards. The Company's restricted shares were assumed in connection with its acquisition of Nashua and all of which expired in 2011. The Company has no outstanding stock appreciation rights.

The Company measures the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options and RSUs, based on the fair value of the award at the date of grant in accordance with the modified prospective method. The Company uses the Black-Scholes model for purposes of determining the fair value of stock options granted and recognizes compensation costs ratably over the requisite service period for each separately vesting portion of the award, net of estimated forfeitures. The Black-Scholes model has limitations on its effectiveness including that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of parameters, such as stock price volatility that must be estimated from historical data. The Company's stock option awards to employees have characteristics significantly different from those of traded options and parameter estimation methodologies can materially affect fair value estimates.

Total share-based compensation expense recognized in selling, general and administrative expenses in the Company's consolidated statements of operations was $8.7 million, $10.9 million and $14.3 million for the years ended 2011, 2010 and 2009, respectively. Income tax benefit related to the Company's stock-based compensation expense was $1.5 million, $2.1 million and $2.2 million for the years ended 2011, 2010 and 2009, respectively.

As of the year ended 2011, there was approximately $10.2 million of total unrecognized compensation cost related to unvested share-based compensation grants, which is expected to be amortized over the remaining weighted-average period of 2.3 years.

Stock Options

A summary of the Company's outstanding stock options as of and for the years ended 2011, 2010 and 2009 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value[(a)] (in thousands)
Outstanding as of the year ended 2008	2,921,975	$ 15.12	3.9	$ 32
Granted	1,315,328[(b)]	4.27		
Exercised	(106,452)	3.82		$ 421
Forfeited	(213,000)	16.13		
Outstanding as of the year ended 2009	3,917,851	$ 11.73	3.7	$ 5,513
Granted	660,000	7.02		
Exercised	(179,773)	4.73		$ 418
Forfeited	(592,854)	15.23		
Outstanding as of the year ended 2010	3,805,224	$ 10.70	3.1	$ 1,075
Granted	**590,000**	**5.62**		
Exercised	**(70,598)**	**4.04**		**$ 141**
Forfeited	**(131,646)**	**6.89**		
Outstanding as of the year ended 2011	**4,192,980**	**$ 10.21**	**2.5**	**$ —**
Exercisable as of the year ended 2009	2,288,226	$ 13.81	2.8	$ 437
Exercisable as of the year ended 2010	2,371,974	$ 13.27	2.2	$ 334
Exercisable as of the year ended 2011	**2,761,230**	**$ 12.59**	**1.6**	**$ —**

(a) Intrinsic value for purposes of this table represents the amount by which the fair value of the underlying stock, based on the respective market prices as of the years ended 2011, 2010 and 2009 or, if exercised, the exercise dates, exceeds the exercise prices of the respective options.

(b) Includes 176,328 stock options assumed in connection with the acquisition of Nashua.

The weighted-average grant date fair value of stock options granted in 2011 and 2010, were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes Model with the weighted-average assumptions are as follows:

	2011	2010
Weighted average fair value of option grants during the year	**$ 2.28**	$ 2.77
Assumptions:		
Expected option life in years	**4.25**	4.25
Risk-free interest rate	**1.46%**	1.61%
Expected volatility	**49.1%**	47.3%
Expected dividend yield	**0.0%**	0.0%

The risk-free interest rate represents the United States Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, based on the mid-point between the vesting date and contractual expiration date of the option. The expected volatility is based on the historical market price volatility of the Company's common stock for the expected term of the options, adjusted for expected mean reversion.

Restricted Shares and RSUs

A summary of the Company's non-vested restricted shares and RSUs as of and for the three years ended 2011, 2010 and 2009 is as follows:

	Restricted Shares	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value
Unvested as of the year ended 2008	50,000	$ 9.52	2,530,789	$ 11.95
Granted	171,144[a]	6.53	562,960	4.22
Vested	(50,000)	9.52	(1,136,715)	11.89
Forfeited	(10,000)	6.53	(60,449)	9.59
Unvested as of the year ended 2009	161,144	$ 6.53	1,896,585	$ 9.72
Granted	—	—	756,924	7.02
Vested	(1,447)	6.53	(904,710)	10.48
Forfeited	(134,397)	6.53	(28,125)	9.49
Unvested as of the year ended 2010	25,300	$ 6.53	1,720,674	$ 8.13
Granted	**—**	**—**	**806,084**	**5.62**
Vested	**—**	**—**	**(745,674)**	**9.42**
Forfeited	**(25,300)**	**6.53**	**(26,250)**	**6.57**
Unvested as of the year ended 2011	**—**	**$ —**	**1,754,834**	**$ 6.46**

(a) Represents restricted shares that were granted in connection with the acquisition of Nashua.

The total fair value of RSUs which vested during 2011 was $3.7 million as of the respective vesting dates. The total fair value of RSUs which vested during 2010 was $5.6 million as of the respective vesting dates. The total fair value of restricted shares and RSUs which vested during 2009 was $0.3 million and $5.8 million, respectively, as of the respective vesting dates.

13. Retirement Plans

Pension Plans. The Company currently has two defined benefit pension plans for certain of its employees in the United States. The defined benefit plans provide benefit payments using formulas based on an employees compensation and length of service, or stated amounts for each year of service. The Company expects to continue to fund these plans based on governmental requirements, amounts deductible for income tax purposes and as needed to ensure that plan assets are sufficient to satisfy plan liabilities. Most of the employee benefits under the Company's defined benefit plans are frozen.

Supplemental Executive Retirement Plans. The Company has various supplemental executive retirement plans ("SERP"), which provide benefits to certain former directors and executives. For accounting purposes, these plans are unfunded, however, one plan has annuities that cover a portion of the liability to the participants in its plan and the income from the annuities offsets a portion of the cost of the plan. These annuities are included in other assets, net in the consolidated balance sheets.

Other Postretirement Plans. The Company has various other-postretirement benefit plans ("OPEB"), primarily focused on postretirement healthcare, such as medical insurance and life insurance and related benefits for certain of its former employees and, in some instances, their spouses. Benefits, eligibility and cost-sharing provisions vary by plan documents or union collective bargaining arrangements.

Savings Plan. The Company sponsors a defined contribution plan to provide substantially all United States salaried and certain hourly employees an opportunity to accumulate personal funds for their retirement. In 2011, 2010 and 2009, the Company matched only certain union employee's voluntary contributions and contributions required under the collective bargaining agreements. Company contributions to the plan were less than $0.1 million in 2011, 2010 and 2009. Employees participating in the plan held 2,479,862 shares of the Company's common stock as of the year ended 2011.

Funded Status and Net Periodic Cost. The following table provides a reconciliation of the changes in the Company's pension, SERP and OPEB plans benefit obligations and fair value of assets for 2011 and 2010, a statement of the funded status as of the years ended 2011 and 2010, respectively, and the amounts recognized in the consolidated balance sheets as of the years ended 2011 and 2010.

	Pensions		SERPs		OPEBs	
(in thousands)	**2011**	2010	**2011**	2010	**2011**	2010
Reconciliation of benefit obligation:						
Benefit obligation at beginning of year	**$ 280,275**	$ 262,366	**$ 18,881**	$ 18,965	**$ 2,801**	$ 2,847
Service cost	**1,382**	439	**—**	—	**—**	—
Interest cost	**14,299**	14,803	**940**	1,427	**138**	153
Actuarial (gain) loss	**47,115**	16,332	**1,773**	558	**(219)**	(65)
Benefits paid	**(15,160)**	(13,665)	**(2,056)**	(2,069)	**(169)**	(134)
Prior service cost due to acquisition	**612**	—	**—**	—	**—**	—
Benefit obligation at end of year	**$ 328,523**	$ 280,275	**$ 19,538**	$ 18,881	**$ 2,551**	$ 2,801
Reconciliation of fair value of plan assets:						
Fair value of plan assets at beginning of year	**$ 202,839**	$ 183,433	**$ —**	$ —	**$ —**	$ —
Actual return on plan assets	**3,735**	24,466	**—**	—	**—**	—
Employer contributions	**19,163**	8,605	**2,056**	2,069	**169**	134
Benefits paid	**(15,160)**	(13,665)	**(2,056)**	(2,069)	**(169)**	(134)
Fair value of plan assets at end of year	**210,577**	202,839	**—**	—	**—**	—
Funded status at end of year	**$(117,946)**	$ (77,436)	**$(19,538)**	$(18,881)	**$(2,551)**	$(2,801)
Amounts recognized in accumulated other comprehensive loss:						
Net actuarial loss	**$ 97,567**	$ 38,698	**$ 3,502**	$ 1,789	**$ (181)**	$ 41
Prior service cost	**—**	2	**—**	—	**(29)**	(35)
Total	**$ 97,567**	$ 38,700	**$ 3,502**	$ 1,789	**$ (210)**	$ 6
Amounts recognized in the consolidated balance sheets:						
Other current liabilities	**$ —**	$ —	**$ 2,059**	$ 2,081	**$ 267**	$ 332
Other liabilities	**117,946**	77,436	**17,479**	16,800	**2,284**	2,469
Total liabilities	**$ 117,946**	$ 77,436	**$ 19,538**	$ 18,881	**$ 2,551**	$ 2,801

The following table provides components of the net periodic cost for the pension, SERP and OPEB plans for the years ended 2011, 2010 and 2009:

(in thousands)	**2011**	2010	2009
Service cost	**$ 1,382**	$ 439	$ 543
Interest cost on projected benefit obligation	**15,377**	16,383	12,301
Expected return on plan assets	**(16,426)**	(14,478)	(9,251)
Net amortization and deferral	**(5)**	2	2
Recognized actuarial loss	**1,015**	2,304	2,383
Net periodic cost	**$ 1,343**	$ 4,650	$ 5,978

Interest cost on projected benefit obligation includes $1.1 million, $1.6 million and $1.5 million related to the Company's SERP and OPEB plans in 2011, 2010 and 2009, respectively.

The pre-tax amount of actuarial losses in accumulated other comprehensive loss at December 31, 2011 that is expected to be recognized in net periodic benefit cost in 2012 is $6.4 million and $0.1 million, respectively, for defined benefit pension plans and other post retirement benefit plans. The pre-tax amount of prior service cost included in accumulated other comprehensive loss at December 31, 2011, that is expected to be recognized in net periodic benefit cost in 2012 is $2.1 million for defined benefit pension plans.

The assumptions used in computing the net periodic cost and the funded status were as follows:

	2011	2010	2009
Weighted average discount rate	**4.25%**	5.25%	5.75%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**3.00%**	4.00%	4.00%

The discount rate assumption used to determine the Company's pension obligations as of the years ended 2011 and 2010 takes into account the projected future benefit cash flow and the underlying individual yields in the Citigroup Pension Liability Index that would be available to provide for the payment of those benefits. The ultimate rate is developed by calculating an equivalent discounted present value of the benefit cash flow as of the years ended 2011 and 2010, respectively, using a single discount rate rounded to the nearest 0.25%.

The expected long-term rate of return on plan assets of 8.0% for the years ended 2011 and 2010 was based on historical returns and the expectations for future returns for each asset class in which plan assets are invested as well as the target asset allocation of the investments of the plan assets.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension and other postretirement plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands)	**2011**	2010
Projected benefit obligation	**$348,061**	$299,156
Accumulated benefit obligation	**347,638**	298,751
Fair value of plan assets	**210,577**	202,839

The Company currently expects to contribute approximately $20.0 million to its pension plans and approximately $2.4 million to its SERP and OPEB plans in 2012.

The estimated pension benefit payments expected to be paid by the pension plans and the estimated SERP and OPEB payments expected to be paid by the Company for the years 2012 through 2016, and in the aggregate for the years 2017 through 2021, are as follows:

(in thousands)	**Pension Plans**	**SERP**	**OPEB**
2012	$15,199	$2,102	$272
2013	15,523	2,106	257
2014	16,065	1,988	242
2015	16,509	1,917	227
2016	16,909	1,894	212
2017 through 2021	92,308	7,151	870

Fair Value of Assets. The Company's investment objective is to maximize the long-term return on its pension plan assets within prudent levels of risk. Investments are primarily diversified with a blend of equity securities, fixed income securities and alternative investments. The intent is to minimize plan expenses by outperforming plan liabilities over the long run.

The Company segregated its plan assets by the following major categories and levels for determining their fair value as of the years ended 2011 and 2010:

Cash and cash equivalents - Carrying value approximates fair value. As such, these assets were classified as Level 1.

Equity - Equity investments are diversified by including United States and non-United States stock, growth stocks, value stocks and stocks of large and small companies. The values of individual equity securities are based on quoted prices in active markets and are classified as Level 1.

Fixed income - Fixed income securities are primarily United States governmental and corporate bonds including mutual funds. The Company invests in certain fixed income funds that were priced on active markets and were classified as Level 1. The Company also invests in certain fixed income securities that are priced based on valuation models rather than a last trade basis and are not exchange-traded and are classified as Level 2.

Other - The Company also invests in group annuity contracts, which are invested in certain fixed income securities and are classified as Level 2.

Alternative investments - Alternative investments are primarily private equity hedge funds and hedge fund-of-funds. The fair value of alternative investments has been estimated using their Net Asset Values ("NAV") as reported by the investment manager of the respective alternative investment funds. NAV reported by the hedge funds is used as a practical expedient to estimate the fair value. The investment manager values these investments on a periodic basis with models that use market, income and valuation methods. The valuation inputs are not highly observable, and these interests are not actively traded on an open market. These investments were classified as Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value, or reflective of future fair values. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. The Company invests in various assets in which valuation is determined by NAV. The Company believes that the NAV is representative of fair value, as there are no significant restrictions on redemption of these investments or other reasons that indicate the investment would be redeemed at an amount different than the NAV.

The fair values of the Company's pension plan assets as of the years ended 2011 and 2010, by asset category are as follows:

	2011			
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	**$ 27,066**	**$ —**	**$ —**	**$ 27,066**
Equity	**101,716**	**—**	**—**	**101,716**
Fixed Income	**44,093**	**7,018**	**—**	**51,111**
Other	**—**	**1,922**	**—**	**1,922**
Alternative investments	**—**	**—**	**28,762**	**28,762**
Total	**$172,875**	**$8,940**	**$28,762**	**$210,577**

	2010			
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 6,263	$ —	$ —	$ 6,263
Equity	104,825	—	—	104,825
Fixed Income	47,345	1,898	—	49,243
Other	3,039	2,047	—	5,086
Alternative investments	—	—	37,422	37,422
Total	$ 161,472	$ 3,945	$ 37,422	$ 202,839

The following table provides a summary of changes in the fair value of the Company's Level 3 assets:

(in thousands)	Alternative Investments
Balance as of the year ended 2009	$35,707
Purchases, sales and settlements	(1,422)
Unrealized gains	3,137
Balance as of the year ended 2010	37,422
Purchases, sales and settlements	**(9,002)**
Unrealized gains	**342**
Balance as of the year ended 2011	**$28,762**

The range of asset allocations and the target allocations for the pension and other post-retirement asset investments were as follows:

	2011	2010	Target
Equity securities	**55%**	52-61%	60-75%
Fixed income securities	**25-39%**	25-34%	25-35%
Alternative investments and other	**6-20%**	5-23%	0-10%

Multi-Employer Plans. Certain of the Company's employees are included in multi-employer pension plans to which the Company makes contributions in accordance with contractual union agreements. Such contributions are made on a monthly basis in accordance with the requirements of the plans and the actuarial computations and assumptions of the administrators of the plans. Contributions to multi-employer plans were $1.6 million in 2011, $2.4 million in 2010 and $2.7 million in 2009. In 2011 and 2010, the Company recorded withdrawal liabilities of $1.4 million and $8.8 million, respectively, as a result of exiting certain multi-employer pension plans in connection with its cost savings and restructuring plans.

The Company's participation in these plans for the year ended 2011, is outlined in the table below:

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Reported Status[1]		FIP/RP Status[2]	Contributions			Surcharge imposed	Expiration Date of Collective Bargaining Agreement
(in thousands)		2011	2010		**2011**	2010	2009		
GCC/IBT National Pension Fund	52-6118568/001	Red	Red	Implemented	**$ 249**	$ 231	$ 260	Yes	6/30/2013
GCC/IBT National Pension Fund	52-6118568/001	Red	Red	Implemented	**206**	333	370	Yes	12/31/2014
GCC/IBT National Pension Fund	52-6118568/001	Red	Red	Implemented	**25**	41	56	Yes	4/30/2014
Graphic Communications Pension Trust Fund Of Canada	M5000050-223	Red	Red	Implemented	**250**	250	231	No	6/30/2012
Graphic Communications Supplemental Retirement and Disability Fund	M5000050-226-251	Red	Red	Implemented	**523**	575	577	No	6/30/2012
CWA/ITU Negotiated Pension Plan	13-6212879/001	Red	Red	Implemented	**347**	408	394	No	2/1/2012
Total contributions					**$1,600**	$1,838	$1,888		

(1) Unless otherwise noted, the most recent Pension Protection Act ("PPA") zone status available in 2011 and 2010 is for the plan's year end, not the Company's year end. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(2) The FIP/RP Status column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented.

14. Commitments and Contingencies

Leases. The Company leases buildings and equipment under operating lease agreements expiring at various dates through 2021. Certain leases include renewal and/or purchase options, which may be exercised by us. As of the year ended 2011, future minimum annual lease payments by year and, in the aggregate, under non-cancelable lease agreements with original terms of one year or more consisted of the following:

(in thousands)	
2012	$21,964
2013	18,347
2014	11,998
2015	9,799
2016	6,950
Thereafter	10,296
Total	$79,354

Rent expense was $27.0 million, $25.5 million and $31.2 million in 2011, 2010 and 2009, respectively.

Environmental. Prior to the Company's acquisition of Nashua, Nashua was involved in certain environmental matters and was designated by the Environmental Protection Agency ("EPA") as a potentially responsible party for certain hazardous waste sites. In addition, Nashua had been notified by certain state environmental agencies that Nashua may bear responsibility for remedial action at other sites which have not been addressed by the EPA. The sites at which Nashua may have remedial responsibilities are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the remedial technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate range of outcomes cannot be predicted with certainty; therefore, the Company's ultimate cost of remediation is an estimate and is contingent on these factors. Based on information currently available, the Company believes that Nashua's remediation expense, if any, is not likely to have a material adverse effect on its consolidated financial position or results of operations. As of the years ended 2011 and 2010, the undiscounted liability relating to the Company's environmental matters was $2.3 million and $3.9 million, respectively, primarily the amount recorded on Nashua's acquisition date, and is included in other liabilities.

Litigation. The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of pending legal actions cannot be predicted with certainty, the Company believes the outcome of these various proceedings will not have a material adverse effect on the Company's consolidated financial condition or results of operations. In September of 2011, the Company reached an agreement with all defendants to settle all controversies and disputes and agreed to dismiss all claims against the defendants with prejudice in connection with a civil litigation filed in Minneapolis, Minnesota. This settlement is recorded as a reduction of selling, general and administrative expenses in the consolidated statement of operations. In January, 2012, the Company reached an agreement with all parties to settle all controversies and disputes with prejudice in connection those certain civil litigations filed in the United States District Court for the Northern District of New York and in the Superior Court of New Jersey, Burlington County. As the Company's liability arising out of these litigations existed as of the balance sheet date, this settlement was recorded in 2011 within other expense (income), net in the consolidated statement of operations. The Company expects to fund this settlement in the first quarter of 2012.

Concentrations of Credit Risk. The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments and other investments are placed with high credit quality institutions, and concentrations within accounts receivable are generally limited due to the Company's diverse customer base and its dispersion across different industries and geographic areas. The Company extends credit to customers based on its evaluation of the customer's financial condition. The Company does not require that any collateral be provided by its customers.

Letters of Credit. As of the year ended 2011, the Company had outstanding letters of credit of approximately $23.1 million and a de minimis amount of surety bonds. Based on the Company's experience with these arrangements, it does not believe that any obligations that may arise will have a material adverse effect on the Company's consolidated financial condition or results of operations.

Tax Audits. The Company's income, sales and use, and other tax returns are routinely subject to audit by various authorities. The Company believes that the resolution of any matters raised during such audits will not have a material adverse effect on the Company's consolidated financial position or its results of operations.

15. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

(in thousands)	**2011**	2010
Currency translation adjustments	**$ 2,280**	$ 6,540
Unrealized loss on cash flow hedges, net of tax expense of $5,063 as of the year ended 2010	**—**	(1,793)
Pension liability adjustments, net of tax benefit of $23,217 and $1,718 as of the years ended 2011 and 2010, respectively	**(62,160)**	(25,030)
Total accumulated other comprehensive loss	**$(59,880)**	$ (20,283)

16. Income (Loss) Per Share

Basic income (loss) per share is computed based upon the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if stock options and RSUs to issue common stock were exercised under the treasury stock method. For the years ended 2011, 2010 and 2009, the effect of approximately 5,806,615, 5,087,770 and 5,865,940, respectively, stock options outstanding and unvested RSUs, which would be calculated using the treasury stock method, were excluded from the calculation of diluted loss per share, as they are anti-dilutive.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended:

(in thousands, except per share data)	**2011**	2010	2009
Numerator for basic and diluted income (loss) per share:			
Loss from continuing operations	**$(1,028)**	$(197,698)	$(49,036)
Income (loss) from discontinued operations, net of taxes	**(7,537)**	11,321	18,097
Net loss	**$(8,565)**	$(186,377)	$(30,939)
Denominator weighted average common shares outstanding:			
Basic shares	**62,983**	62,382	56,787
Dilutive effect of equity awards	**—**	—	—
Diluted shares	**62,983**	62,382	56,787
Income (loss) per share – basic and diluted:			
Continuing operations	**$ (0.02)**	$ (3.17)	$ (0.86)
Discontinued operations	**(0.12)**	0.18	0.32
Net loss	**$ (0.14)**	$ (2.99)	$ (0.54)

17. Segment Information

The Company is organized into two operating segments: the envelopes and labels segment and the commercial printing segment. The envelopes and labels segment specializes in the design, manufacturing and printing of: (i) direct mail and customized envelopes developed for the advertising, billing and remittance needs of a variety of customers, including financial services companies; (ii) custom labels sold through an extensive network of resale distributors for industries including food and beverage, manufacturing and pharmacy chains; and (iii) stock envelopes and labels generally sold to independent distributors, office-products suppliers and office-products retail chains. The commercial printing segment provides print, design and content management offerings, including: (i) high-end color printing of a wide range of premium products for major national and regional customers; (ii) general commercial printing products for regional and local customers; (iii) scientific, technical and medical journals, special interest and trade magazines for non-profit organizations, educational institutions and specialty publishers; and (iv) specialty packaging and high quality promotional materials for multinational consumer products companies.

Operating income of each segment includes substantially all costs and expenses directly related to the segment's operations. Corporate expenses include corporate general and administrative expenses, including stock-based compensation.

Corporate identifiable assets primarily consist of cash and cash equivalents, miscellaneous receivables, deferred financing fees, deferred tax assets and other assets.

Summarized financial information concerning the reportable segments is as follows for the years ended:

(in thousands)	2011	2010	2009
Net sales:			
Envelopes and Labels	**$1,059,170**	$ 860,672	$ 719,364
Commercial Printing	**850,017**	847,857	895,232
Total	**$1,909,187**	$1,708,529	$1,614,596
Operating income (loss):			
Envelopes and Labels	**$ 99,922**	$ 78,951	$ 62,162
Commercial Printing	**60,991**	(159,176)	(6,397)
Corporate	**(43,153)**	(37,719)	(38,615)
Total	**$ 117,760**	$ (117,944)	$ 17,150
Restructuring, impairment and other charges:			
Envelopes and Labels	**$ 7,645**	$ 12,063	$ 17,405
Commercial Printing	**9,528**	211,042	48,744
Corporate	**639**	3,045	1,885
Total	**$ 17,812**	$ 226,150	$ 68,034
Significant non-cash charges:			
Envelopes and Labels	**$ 10,520**	$ 8,005	$ 3,875
Commercial Printing	**9,194**	198,647	27,919
Corporate	**1,449**	1,622	274
Total	**$ 21,163**	$ 208,274	$ 32,068
Depreciation and intangible asset amortization:			
Envelopes and Labels	**$ 26,437**	$ 25,754	$ 21,598
Commercial Printing	**34,339**	35,629	39,825
Corporate	**3,178**	2,469	2,017
Total	**$ 63,954**	$ 63,852	$ 63,440
Capital expenditures:			
Envelopes and Labels	**$ 3,590**	$ 1,462	$ 4,047
Commercial Printing	**7,071**	13,020	18,150
Corporate	**5,010**	3,670	2,838
Total	**$ 15,671**	$ 18,152	$ 25,035
Net sales by product line:			
Envelopes	**$ 725,253**	$ 517,173	$ 517,512
Commercial Printing and Packaging	**604,470**	591,554	600,294
Journals and Periodicals	**244,793**	255,536	293,891
Labels	**334,671**	344,266	202,899
Total	**$1,909,187**	$1,708,529	$1,614,596
Intercompany sales:			
Envelopes and Labels to Commercial Printing	**$ 4,470**	$ 4,771	$ 4,315
Commercial Printing to Envelopes and Labels	**7,272**	6,553	1,865
Total	**$ 11,742**	$ 11,324	$ 6,180

Summarized financial information concerning the Company's reportable segments is as follows as of the years ended:

(in thousands)	2011	2010
Total assets:		
Envelopes and Labels	**$ 703,658**	$ 662,455
Commercial Printing	**586,258**	627,982
Corporate	**95,672**	116,474
Total	**$1,385,588**	$1,406,911

Geographic information is as follows for the years ended:

(in thousands)	2011	2010	2009
Net sales:			
U.S.	**$1,813,093**	$1,605,832	$1,536,077
Foreign	**96,094**	102,697	78,519
Total	**$1,909,187**	$1,708,529	$1,614,596

(in thousands)	2011	2010
Long-lived assets (property, plant and equipment, goodwill and intangible assets):		
U.S.	**$ 702,853**	$ 719,755
Foreign	**40,099**	40,444
Total	**$ 742,952**	$ 760,199

18. Financial Information for Subsidiary Issuers, Guarantor and Non-Guarantor Subsidiaries

Cenveo is a holding company (the "Parent Company"), which is the ultimate parent of all Cenveo subsidiaries. The Parent Company's wholly owned subsidiary, Cenveo Corporation (the "Subsidiary Issuer"), issued the 7⅞% Notes, the 8⅞% Notes and, in connection with an acquisition, assumed the 8⅜% Notes (collectively, the "Subsidiary Issuer Notes"), which are fully and unconditionally guaranteed, on a joint and several basis, by the Parent Company and substantially all of its wholly-owned subsidiaries (the "Guarantor Subsidiaries").

Presented below is condensed consolidating financial information for the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries for the three years ended 2011, 2010 and 2009. The condensed consolidating financial information has been presented to show the nature of assets held, results of operations and cash flows of the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, assuming the guarantee structure of the Subsidiary Issuer Notes was in effect at the beginning of the periods presented.

The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Subsidiary Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries using the equity method of accounting. The Company's primary transactions with its subsidiaries other than the investment account and related equity in net income (loss) of unconsolidated subsidiaries are the intercompany payables and receivables between its subsidiaries.

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
2011

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 16,033	$ 280	$ 1,440	$ —	$ 17,753
Accounts receivable, net	—	113,368	174,003	1,112	—	288,483
Inventories	—	63,234	70,434	128	—	133,796
Notes receivable from subsidiaries	—	40,838	—	—	(40,838)	—
Prepaid and other current assets	—	57,967	10,953	3,822	—	72,742
Assets of discontinued operations - current	—	9,455	13,501	—	—	22,956
Total current assets	—	300,895	269,171	6,502	(40,838)	535,730
Investment in subsidiaries	(381,704)	1,681,084	7,399	6,725	(1,313,504)	—
Property, plant and equipment, net	—	96,680	229,932	1,955	—	328,567
Goodwill	—	29,244	155,361	6,217	—	190,822
Other intangible assets, net	—	6,785	214,435	2,343	—	223,563
Other assets, net	—	107,286	(29,400)	1,604	—	79,490
Assets of discontinued operations - long-term	—	5,717	21,699	—	—	27,416
Total assets	$(381,704)	$2,227,691	$ 868,597	$ 25,346	$(1,354,342)	$1,385,588
Liabilities and Shareholders' (Deficit) Equity						
Current liabilities:						
Current maturities of long-term debt	$ —	$ 4,109	$ 4,700	$ —	$ —	$ 8,809
Accounts payable	—	94,503	91,311	834	—	186,648
Accrued compensation and related liabilities	—	26,173	12,760	222	—	39,155
Other current liabilities	—	72,813	22,634	460	—	95,907
Liabilities of discontinued operations - current	—	2,492	2,854	—	—	5,346
Intercompany payable (receivable)	—	1,005,396	(1,011,202)	5,806	—	—
Notes payable to issuer	—	—	36,938	3,900	(40,838)	—
Total current liabilities	—	1,205,486	(840,005)	11,222	(40,838)	335,865
Long-term debt	—	1,227,238	10,296	—	—	1,237,534
Other liabilities	—	175,088	10,331	—	—	185,419
Liabilities of discontinued operations - long-term	—	1,583	6,891	—	—	8,474
Shareholders' (deficit) equity	(381,704)	(381,704)	1,681,084	14,124	(1,313,504)	(381,704)
Total liabilities and shareholders' (deficit) equity	$(381,704)	$2,227,691	$ 868,597	$ 25,346	$(1,354,342)	$1,385,588

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended 2011

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 726,420	$1,164,013	$18,754	$ —	$1,909,187
Cost of sales	—	595,529	935,360	15,284	—	1,546,173
Selling, general and administrative expenses	—	118,807	97,247	1,082	—	217,136
Amortization of intangible assets	—	426	9,344	536	—	10,306
Restructuring, impairment and other charges	—	8,773	9,010	29	—	17,812
Operating income (loss)	—	2,885	113,052	1,823	—	117,760
Gain on bargain purchase	—	(11,720)	—	—	—	(11,720)
Interest expense, net	—	115,307	712	(51)	—	115,968
Intercompany interest expense (income)	—	(1,180)	975	205	—	—
Gain on early extinguishment of debt	—	(4,011)	—	—	—	(4,011)
Other (income) expense, net	—	9,832	378	(1,136)	—	9,074
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(105,343)	110,987	2,805	—	8,449
Income tax expense (benefit)	—	16,226	(8,396)	1,647	—	9,477
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(121,569)	119,383	1,158	—	(1,028)
Equity in income of unconsolidated subsidiaries	(8,565)	111,454	1,158	—	(104,047)	—
Income (loss) from continuing operations	(8,565)	(10,115)	120,541	1,158	(104,047)	(1,028)
Income from discontinued operations, net of taxes	—	1,550	(9,087)	—	—	(7,537)
Net income (loss)	$ (8,565)	$ (8,565)	$ 111,454	$ 1,158	$(104,047)	$ (8,565)

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended 2011

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) continuing operating activities	$ 8,716	$(105,375)	$ 178,872	$ 1,605	$ —	$ 83,818
Net cash (used in) provided by discontinued operating activities	—	3,886	(7,382)	—	—	(3,496)
Net cash provided by (used in) operating activities	8,716	(101,489)	171,490	1,605	—	80,322
Cash flows from investing activities:						
Cost of business acquisitions, net of cash acquired	—	(59,719)	—	—	—	(59,719)
Capital expenditures	—	(9,972)	(5,004)	(695)	—	(15,671)
Proceeds from sale of property, plant and equipment	—	1,298	9,816	—	—	11,114
Intercompany note	—	5,600	—	—	(5,600)	—
Net cash (used in) provided by investing activities of continuing operations	—	(62,793)	4,812	(695)	(5,600)	(64,276)
Net cash used in investing activities of discontinued operations	—	(536)	—	—	—	(536)
Net cash (used in) provided by investing activities	—	(63,329)	4,812	(695)	(5,600)	(64,812)
Cash flows from financing activities:						
Repayment of Term Loan B due 2016	—	(23,800)	—	—	—	(23,800)
Repayment of 7⅞% senior subordinated notes	—	(8,952)	—	—	—	(8,952)
Repayment of 8⅜% senior subordinated notes	—	(5,363)	—	—	—	(5,363)
Repayments of other long-term debt	—	(107)	(6,296)	—	—	(6,403)
Payment of financing related costs and expenses	—	(2,675)	—	—	—	(2,675)
Purchase and retirement of common stock upon vesting of RSUs	(1,283)	—	—	—	—	(1,283)
Proceeds from exercise of stock options	356	—	—	—	—	356
Intercompany note	—	—	—	(5,600)	5,600	—
Intercompany advances	(7,789)	174,867	(170,730)	3,652	—	—
Net cash (used in) provided by financing activities	(8,716)	133,970	(177,026)	(1,948)	5,600	(48,120)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	614	—	614
Net decrease in cash and cash equivalents	—	(30,848)	(724)	(424)	—	(31,996)
Cash and cash equivalents at beginning of year	—	46,881	1,004	1,864	—	49,749
Cash and cash equivalents at end of year	$ —	$ 16,033	$ 280	$ 1,440	$ —	$ 17,753

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 46,881	$ 1,004	$ 1,864	$ —	$ 49,749
Accounts receivable, net	—	99,985	149,515	4,953	—	254,453
Inventories	—	62,596	71,081	1,395	—	135,072
Notes receivable from subsidiaries	—	46,438	—	—	(46,438)	—
Prepaid and other current assets	—	54,484	6,664	4,467	—	65,615
Assets of discontinued operations - current	—	9,854	13,664	—	—	23,518
Total current assets	—	320,238	241,928	12,679	(46,438)	528,407
Investment in subsidiaries	(341,331)	1,514,329	11,239	6,725	(1,190,962)	—
Property, plant and equipment, net	—	103,719	230,997	1,280	—	335,996
Goodwill	—	29,244	156,647	7,020	—	192,911
Other intangible assets, net	—	7,188	220,922	3,182	—	231,292
Other assets, net	—	113,886	(41,349)	2,183	—	74,720
Assets of discontinued operations - long-term	—	6,301	37,284	—	—	43,585
Total assets	$(341,331)	$2,094,905	$ 857,668	$33,069	$(1,237,400)	$1,406,911
Liabilities and Shareholders' (Deficit) Equity						
Current liabilities:						
Current maturities of long-term debt	$ —	$ 3,896	$ 6,202	$ —	$ —	$ 10,098
Accounts payable	—	80,239	82,320	781	—	163,340
Accrued compensation and related liabilities	—	17,249	12,640	372	—	30,261
Other current liabilities	—	70,780	24,718	2,298	—	97,796
Liabilities of discontinued operations - current	—	2,477	1,739	—	—	4,216
Intercompany payable (receivable)	—	847,200	(849,354)	2,154	—	—
Notes payable to issuer	—	—	36,938	9,500	(46,438)	—
Total current liabilities	—	1,021,841	(684,797)	15,105	(46,438)	305,711
Long-term debt	—	1,268,816	15,089	—	—	1,283,905
Other liabilities	—	143,949	5,430	—	—	149,379
Liabilities of discontinued operations - long-term	—	1,630	7,617	—	—	9,247
Shareholders' (deficit) equity	(341,331)	(341,331)	1,514,329	17,964	(1,190,962)	(341,331)
Total liabilities and shareholders' (deficit) equity	$(341,331)	$2,094,905	$ 857,668	$33,069	$(1,237,400)	$1,406,911

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 681,636	$1,000,555	$26,338	$ —	$1,708,529
Cost of sales	—	570,082	797,747	17,873	—	1,385,702
Selling, general and administrative expenses	—	106,469	95,840	1,674	—	203,983
Amortization of intangible assets	—	421	9,949	268	—	10,638
Restructuring, impairment and other charges	—	25,415	200,735	—	—	226,150
Operating income (loss)	—	(20,751)	(103,716)	6,523	—	(117,944)
Interest expense, net	—	119,965	1,161	(89)	—	121,037
Intercompany interest expense (income)	—	(1,116)	990	126	—	—
Loss on early extinguishment of debt	—	9,592	—	—	—	9,592
Other (income) expense, net	—	1,137	923	267	—	2,327
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(150,329)	(106,790)	6,219	—	(250,900)
Income tax expense (benefit)	—	(26,254)	(27,341)	393	—	(53,202)
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(124,075)	(79,449)	5,826	—	(197,698)
Equity in income of unconsolidated subsidiaries	(186,377)	(67,754)	5,826	—	248,305	—
Income (loss) from continuing operations	(186,377)	(191,829)	(73,623)	5,826	248,305	(197,698)
Income from discontinued operations, net of taxes	—	5,452	5,869	—	—	11,321
Net income (loss)	$(186,377)	$(186,377)	$ (67,754)	$ 5,826	$248,305	$ (186,377)

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended 2010

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) continuing operating activities	$ 10,853	$(100,348)	$ 132,389	$ 6,862	$ —	$ 49,756
Net cash provided by discontinued operating activities	—	2,710	6,120	—	—	8,830
Net cash provided by (used in) operating activities	10,853	(97,638)	138,509	6,862	—	58,586
Cash flows from investing activities:						
Cost of business acquisitions, net of cash acquired	—	(27,373)	—	(13,172)	—	(40,545)
Capital expenditures	—	(9,400)	(8,752)	—	—	(18,152)
Proceeds from sale of property, plant and equipment	—	2,297	1,242	—	—	3,539
Intercompany note	—	(9,500)	—	—	9,500	—
Net cash (used in) provided by investing activities of continuing operations	—	(43,976)	(7,510)	(13,172)	9,500	(55,158)
Net cash used in investing activities of discontinued operations	—	(857)	(22)	—	—	(879)
Net cash (used in) provided by investing activities	—	(44,833)	(7,532)	(13,172)	9,500	(56,037)
Cash flows from financing activities:						
Proceeds from issuance of 8⅞% senior second lien notes	—	397,204	—	—	—	397,204
Proceeds from issuance of Term Loan B	—	376,200	—	—	—	376,200
Proceeds from exercise of stock options	1,030	—	—	—	—	1,030
Repayment of Term Loans	—	(683,306)	—	—	—	(683,306)
Payment of financing related costs and expenses	—	(23,154)	—	—	—	(23,154)
Repayment under revolving credit facility, net	—	(22,500)	—	—	—	(22,500)
Repayments of other long-term debt	—	(80)	(7,555)	—	—	(7,635)
Purchase and retirement of common stock upon vesting of RSUs	(1,597)	—	—	—	—	(1,597)
Intercompany note	—	—	—	9,500	(9,500)	—
Intercompany advances	(10,286)	136,019	(123,134)	(2,599)	—	—
Net cash provided by (used in) financing activities	(10,853)	180,383	(130,689)	6,901	(9,500)	36,242
Effect of exchange rate changes on cash and cash equivalents	—	—	(43)	212	—	169
Net increase in cash and cash equivalents	—	37,912	245	803	—	38,960
Cash and cash equivalents at beginning of year	—	8,969	759	1,061	—	10,789
Cash and cash equivalents at end of year	$ —	$ 46,881	$ 1,004	$ 1,864	$ —	$ 49,749

CENVEO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended 2009

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ 709,030	$886,290	$19,276	$ —	$1,614,596
Cost of sales	—	600,932	704,075	12,436	—	1,317,443
Selling, general and administrative expenses	—	116,219	86,147	425	—	202,791
Amortization of intangible assets	—	425	8,753	—	—	9,178
Restructuring, impairment and other charges	—	43,651	24,383	—	—	68,034
Operating income (loss)	—	(52,197)	62,932	6,415	—	17,150
Interest expense, net	—	104,585	1,538	(60)	—	106,063
Intercompany interest expense (income)	—	(1,042)	1,042	—	—	—
Gain on early extinguishment of debt	—	(16,917)	—	—	—	(16,917)
Other (income) expense, net	—	932	(2,587)	288	—	(1,367)
Income (loss) from continuing operations before income taxes and equity in income of unconsolidated subsidiaries	—	(139,755)	62,939	6,187	—	(70,629)
Income tax expense (benefit)	—	(1,432)	(22,946)	2,785	—	(21,593)
Income (loss) from continuing operations before equity in income of unconsolidated subsidiaries	—	(138,323)	85,885	3,402	—	(49,036)
Equity in income of unconsolidated subsidiaries	(30,939)	94,885	3,402	—	(67,348)	—
Income (loss) from continuing operations	(30,939)	(43,438)	89,287	3,402	(67,348)	(49,036)
Income from discontinued operations, net of taxes	—	12,499	5,598	—	—	18,097
Net income (loss)	$ (30,939)	$ (30,939)	$ 94,885	$ 3,402	$(67,348)	$ (30,939)

CENVEO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 2009

(in thousands)	Parent Company	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net cash provided by (used in) continuing operating activities	$ 14,274	$(83,288)	$ 130,542	$ 2,702	$ —	$ 64,230
Net cash provided by discontinued operating activities	—	3,848	3,975	—	—	7,823
Net cash provided by (used in) operating activities	14,274	(79,440)	134,517	2,702	—	72,053
Cash flows from investing activities:						
Capital expenditures	—	(8,729)	(16,306)	—	—	(25,035)
Cost of business acquisitions, net of cash acquired	—	(3,189)	—	—	—	(3,189)
Intercompany note	—	2,257	—	—	(2,257)	—
Investment in guarantor subsidiary preferred shares	—	—	—	(6,725)	6,725	—
Proceeds from sale of property, plant and equipment	—	13,041	1,578	—	—	14,619
Proceeds from sale of investment	—	—	4,032	—	—	4,032
Net cash (used in) provided by investing activities of continuing operations	—	3,380	(10,696)	(6,725)	4,468	(9,573)
Net cash used in investing activities of discontinued operations	—	(134)	(58)	—	—	(192)
Net cash (used in) provided by investing activities	—	3,246	(10,754)	(6,725)	4,468	(9,765)
Cash flows from financing activities:						
Repayment of Term Loans	—	(24,594)	—	—	—	(24,594)
Repayment of 8⅜% senior subordinated notes	—	(23,024)	—	—	—	(23,024)
Repayments of other long-term debt	—	(385)	(11,793)	—	—	(12,178)
Payment of financing related costs and expenses	—	(7,390)	—	—	—	(7,390)
Repayment of 7⅞% senior subordinated notes	—	(4,295)	—	—	—	(4,295)
Repayment of 10½% senior notes	—	(3,250)	—	—	—	(3,250)
Purchase and retirement of common stock upon vesting of RSUs	(2,050)	—	—	—	—	(2,050)
Borrowings under revolving credit facility, net	—	14,500	—	—	—	14,500
Proceeds from exercise of stock options	539	—	—	—	—	539
Proceeds from issuance of preferred shares	—	—	6,725	—	(6,725)	—
Intercompany note	—	—	(2,257)	—	2,257	—
Intercompany advances	(12,763)	128,888	(116,427)	302	—	—
Net cash (used in) provided by financing activities	(14,274)	80,450	(123,752)	302	(4,468)	(61,742)
Effect of exchange rate changes on cash and cash equivalents	—	—	(299)	106	—	(193)
Net increase (decrease) in cash and cash equivalents	—	4,256	(288)	(3,615)	—	353
Cash and cash equivalents at beginning of year	—	4,713	1,047	4,676	—	10,436
Cash and cash equivalents at end of year	$ —	$ 8,969	$ 759	$ 1,061	$ —	$ 10,789

19. Selected Quarterly Financial Information (Unaudited)

The following table sets forth certain quarterly financial data for the periods indicated:

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2011				
Net sales	**$476,971**	**$469,899**	**$ 475,835**	**$486,482**
Operating income	**19,275**	**26,262**	**33,225**	**38,998**
Income (loss) from continuing operations	**1,013**	**(1,552)**	**1,274**	**(1,763)**
Income (loss) from discontinued operations, net of taxes[2]	**1,771**	**1,926**	**1,531**	**(12,765)**
Net income (loss)	**2,784**	**374**	**2,805**	**(14,528)**
Income (loss) per share from continuing operations—				
Basic and diluted[1]	**0.02**	**(0.02)**	**0.02**	**(0.03)**
Income (loss) per share from discontinued operations—				
Basic and diluted[1]	**0.02**	**0.03**	**0.02**	**(0.20)**
Net income (loss) per share—basic and diluted[1]	**0.04**	**0.01**	**0.04**	**(0.23)**

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2010				
Net sales	$ 426,789	$ 418,246	$ 428,459	$ 435,035
Operating income (loss)	8,558	15,584	(159,603)[3]	17,517
Loss from continuing operations	(13,246)	(10,645)	(162,132)[4]	(11,675)
Income from discontinued operations, net of taxes	2,138	2,318	4,943	1,922
Net loss	(11,108)	(8,327)	(157,189)[4]	(9,753)
Loss per share from continuing operations—				
Basic and diluted[1]	(0.21)	(0.17)	(2.60)	(0.19)
Income per share from discontinued operations—				
Basic and diluted[1]	0.03	0.04	0.08	0.03
Loss per share—basic and diluted[1]	(0.18)	(0.13)	(2.52)	(0.16)

(1) The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total year.

(2) Includes $13.5 million of allocated goodwill charges related to the Discontinued Operations.

(3) Includes $181.4 million of goodwill and other long-lived asset impairment charges.

(4) Includes $157.3 million of goodwill and other long-lived asset impairment charges, net of a tax benefit of $24.1 million.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of the year ended 2011 is effective.

The Company's internal control over financial reporting as of the year ended 2011 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing on page 81.

Robert G. Burton, Sr.
Chairman and Chief Executive Officer

Mark S. Hiltwein
Chief Financial Officer

Board of Directors and Shareholders
Cenveo, Inc.

We have audited Cenveo, Inc. and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cenveo, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three fiscal years in the period ended December 31, 2011 and our report dated March 2, 2012 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

GRANT THORNTON LLP
Melville, New York
March 2, 2012

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SHAREHOLDER INFORMATION

Corporate Headquarters
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: (203) 595-3000
www.cenveo.com

Office of Investor Relations
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: (203) 595-3005
Facsimile: (203) 595-3071

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held in Grove One of the Hilton Stamford Hotel, One First Stamford Place, Stamford, CT 06902 on Wednesday, May 2, 2012 at 12:00 noon Eastern time.

Comparison of Five-Year Cumulative Total Return
The graph below compares five-year returns of our Common Stock with those of the S&P 500 Index and the S&P 1500 Commercial Printing Index. The graph assumes that $100 was invested as of our year ended 2006 in each of our Common Stock, the S&P 500 Index, and the S&P 1500 Commercial Printing Index and that all dividends were reinvested. The S&P 1500 Commercial Printing Index is a capitalization weighted index designed to measure the performance of all NASDAQ-traded stocks in the commercial printing sector.



Cenveo
S&P 500 Index
S&P 1500 Commercial Printing Index
200
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2006
2007
2008
2009
2010
2011

Printing: ColorGraphics, a Cenveo Company. Creative Direction: Jaime Zambrana.

The papers used for printing this Annual Report are recyclable and provided by mills which support environmentally appropriate, socially beneficial and economically viable management of the world's forests. These papers contain a mix of pulp that is derived from well-managed forests; post-consumer recycled paper fibers and other sources.

Market Price of Common Shares
Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.

Our Common Stock is traded on the New York Stock Exchange, which we refer to as NYSE under the symbol "CVO." As of February 8, 2012, there were 491 shareholders of record and, as of that date, we estimate that there were approximately 8,898 beneficial owners holding stock in nominee or "street" name. The following table sets forth, for the periods indicated, the range of the high and low closing prices for our Common Stock as reported by the NYSE.

2011	High	Low
1st Quarter	$ 6.76	$ 5.18
2nd Quarter	$ 6.75	$ 5.83
3rd Quarter	$ 6.48	$ 3.01
4th Quarter	$ 3.92	$ 2.74
2010		
1st Quarter	$ 9.41	$ 6.49
2nd Quarter	$ 9.90	$ 5.35
3rd Quarter	$ 6.92	$ 4.91
4th Quarter	$ 6.32	$ 4.85

Dividends
We have not paid a dividend on our Common Stock since our incorporation and do not anticipate paying dividends in the foreseeable future as the instruments governing a significant portion of our debt obligations limit our ability to pay Common Stock dividends. See Note 12 to our consolidated financial statements included in this Annual Report for information regarding our stock compensation plans.

Stock Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948

Shareholder Account Inquiries
For inquiries concerning transfer of shares, replacement of lost certificates, change of address or any questions regarding your Cenveo stock, call or write the transfer agent.

Form 10-K/Annual Report
The Annual Report on Form 10-K as filed on March 2, 2012 with the United States Securities and Exchange Commission is available without charge either by contacting the Office of Investor Relations or at www.SEC.gov.

Independent Auditors
Grant Thornton LLP
National Office
175 West Jackson Blvd, 20th Floor
Chicago, IL 60604
United States
Telephone: (312) 856-0200

Hotline
A 24-hour anonymous incident reporting hotline is available to all employees and all shareholders. To make a confidential and anonymous report, call (800) 513-4056.

ONE CANTERBURY GREEN
201 BROAD STREET
STAMFORD, CT 06901
203-595-3000

WWW.CENVEO.COM